Exhibit 99.1

PETROCHINA COMPANY LIMITED

2017 ANNUAL REPORT

Hong Kong Stock Exchange Stock Code: 857   New York Stock Exchange Symbol: PTR   Shanghai Stock Exchange Stock Code: 601857

PetroChina

2017 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONTENTS

002	IMPORTANT NOTICE

003	CORPORATE PROFILE

006	SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

009	CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

015	CHAIRMAN’S REPORT

018	BUSINESS OPERATING REVIEW

024	DISCUSSION AND ANALYSIS OF OPERATIONS

037	SIGNIFICANT EVENTS

045	CONNECTED TRANSACTIONS

054	CORPORATE GOVERNANCE

068	SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

071	DIRECTORS’ REPORT

083	REPORT OF THE SUPERVISORY COMMITTEE

087	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

103	RELEVANT INFORMATION ON CORPORATE BONDS

109	INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

FINANCIAL STATEMENTS

112	PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS

194	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

264	CORPORATE INFORMATION

268	DOCUMENTS AVAILABLE FOR INSPECTION

269	CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

IMPORTANT NOTICE

The Board of Directors (the “Board” or “Board of Directors”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility thereof.

This annual report has been approved at the first meeting of the Board of Directors in 2018. Mr. Yu Baocai, a non-executive Director and Mr. Duan Liangwei, a non-executive Director were absent from the first meeting of the Board in 2018, but had separately authorised Mr. Wang Dongjin, an executive Director and Mr. Qin Weizhong, a non-executive Director in writing to attend the meeting by proxy and to exercise their voting rights on their behalf. Mr. Wang Yilin, Chairman of the Company, Mr. Wang Dongjin, Vice Chairman and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2017, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

In return for the shareholders, the first meeting of the Board in 2018 recommends a final cash dividend of RMB0.06074 yuan (inclusive of applicable tax) per share for 2017 to all shareholders, based on the total share capital of the Company as at December 31, 2017, namely 183,020,977,818 shares. The cash dividend consists of a dividend of RMB0.02489 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2017 under IFRS) together with an additional final special dividend of RMB0.03585 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2017 annual general meeting to be held on June 5, 2018.

This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

002

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) (the “Company Law”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (“CNPC”). On December 19, 2017, 中國石油天然氣集團公司, the Chinese name of CNPC was changed into 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name). Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-050 for details.

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, the Stock Exchange of Hong Kong limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Registered Chinese Name of the Company:	中國石油天然氣股份有限公司
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Wang Yilin
Secretary to the Board:	Wu Enlai
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6270
Facsimile:	86(10) 6209 9557
Email Address:	jh_dong@petrochina.com.cn
Representative on Securities Matters:	Liang Gang
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

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Chief Representative of the Hong Kong
Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk
Legal Address of the Company:	World Tower, 16 Andelu
Dongcheng District
Beijing, PRC
Postal Code:	100011
Principal Place of Business:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company’s Email Address:	jh_dong@petrochina.com.cn
Newspapers for Information Disclosure:	A shares: China Securities Journal, Shanghai
Securities News and Securities Times

Internet website publishing this annual report designated by the China Securities Regulatory Commission: http://www.sse.com.cn

Copies of this annual report are available at:	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	Hong Kong Stock Exchange
Stock Name:	PETROCHINA
Stock Code:	857
ADSs:	The New York Stock Exchange
Symbol:	PTR

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Other relevant information:

Names and Addresses of Auditors of the Company:
Domestic Auditors:
Name:	KPMG Huazhen LLP
Address:	8th Floor, KPMG Tower, Oriental Plaza
1 East Chang An Avenue
Dongcheng District
Beijing, PRC
Signing accountants:	Gong Weili, CPA
He Shu, CPA

Overseas Auditors:
Name:	KPMG Certified Public Accountants
Address:	8th Floor, Prince’s Building,
10 Chater Road
Central, Hong Kong

005

SUMMARY OF FINANCIAL DATA AND

FINANCIAL INDICATORS

1. Key Financial Data Prepared under IFRS

				Unit: RMB Million
	As at or for the year ended December 31
Items	2017	2016	2015	2014	2013
Revenue	2,015,890	1,616,903	1,725,428	2,282,962	2,258,124

Profit from operations	67,722	60,635	79,252	169,833	188,642

Profit before income tax expense	53,089	45,140	57,815	156,759	178,063

Income tax expense	(16,296)	(15,768)	(15,726)	(37,731)	(35,789)

Profit for the year	36,793	29,372	42,089	119,028	142,274

Attributable to:

Owners of the Company	22,798	7,857	35,517	107,172	129,599

Non-controlling interest	13,995	21,515	6,572	11,856	12,675

Basic and diluted earnings per share attributable to owners of the company (RMB)(1)	0.12	0.04	0.19	0.59	0.71

Total current assets	425,162	381,665	349,344	391,308	430,953

Total non-current assets	1,979,450	2,014,986	2,044,500	2,014,165	1,911,157

Total assets	2,404,612	2,396,651	2,393,844	2,405,473	2,342,110

Total current liabilities	576,667	499,263	471,407	579,829	645,489

Total non-current liabilities	446,626	524,653	578,403	507,863	426,686

Total liabilities	1,023,293	1,023,916	1,049,810	1,087,692	1,072,175

Equity

Attributable to:

Owners of the Company	1,193,520	1,189,024	1,179,716	1,175,894	1,132,735

Non-controlling interest	187,799	183,711	164,318	141,887	137,200

Total equity	1,381,319	1,372,735	1,344,034	1,317,781	1,269,935

Other financial data

Capital expenditures	216,227	172,386	202,238	291,729	318,696

Net cash flows from operating activities	366,655	265,179	261,312	356,477	288,529

Net cash flows used for investing activities	(243,546)	(175,887)	(215,879)	(290,838)	(266,510)

Net cash flows used for financing activities	(94,725)	(67,007)	(45,439)	(44,312)	(12,239)

Return on net assets (%)	1.9	0.7	3.0	9.1	11.4

Note:

(1)	As at December 31, 2013, 2014, 2015, 2016 and 2017 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of issued shares of 183,021 million for each of these financial years.

006

2. Key Financial Data Prepared under CAS

(1) Key financial data and financial indicators

			Unit: RMB million
Items	For the year 2017	For the year 2016	Changes from the preceding year to this year (%)	For the year 2015
Operating income	2,015,890	1,616,903	24.7	1,725,428

Operating profit	57,769	46,939	23.1	56,430

Net profit attributable to equity holders of the Company	22,793	7,900	188.5	35,653

Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	26,778	2,634	916.6	18,394

Net cash flows from operating activities	366,655	265,179	38.3	261,312

Weighted average returns on net assets (%)	1.9	0.7	1.2 percentage points	3.0

Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	—	1,830.21

Basic earnings per share (RMB)	0.12	0.04	188.5	0.19

Diluted earnings per share (RMB)	0.12	0.04	188.5	0.19

Items	As at the end of 2017	As at the end of 2016	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2015

Total assets	2,404,910	2,396,950	0.3	2,394,094

Equity attributable to equity holders of the Company	1,193,810	1,189,319	0.4	1,179,968

(2) Key financial indicators by quarter

				Unit: RMB million
Items	First Quarter 2017	Second Quarter 2017	Third Quarter 2017	Fourth Quarter 2017

Operating income	493,559	482,350	481,795	558,186

Net profit attributable to equity holders of the Company	5,699	6,975	4,688	5,431

Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	6,865	8,437	6,654	4,822

Net cash flows from operating activities	72,988	71,845	99,462	122,360

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(3) Non-recurring profit/loss items

Unit: RMB million
Non-recurring profit/loss items	For the year 2017
Net losses on disposal of non-current assets	(4,850)

Government grants recognised in the current period income statement	1,099

Net gains on disposal of available-for-sale financial assets	11

Reversal of provisions for bad debts against receivables	37

Net gains on disposal of subsidiaries	613

Other non-operating income and expenses	(2,143)

(5,233)

Tax impact of non-recurring profit/loss items	1,175

Impact of non-controlling interests	73

Total	(3,985)

(4) Items to which fair value measurement is applied

				Unit: RMB million
Name of Items	Balance at the beginning of the reporting period	Balance at the end of the reporting period	Changes in the reporting period	Amount affecting the profit of the reporting period
Available-for-sale financial assets	906	836	-70	6

3. Differences between CAS and IFRS

The Group’s consolidated net profit for the year under IFRS and CAS were RMB36,793 million and RMB36,788 million respectively, with a difference of RMB5 million; the consolidated shareholders’ equity as at the end of the year under IFRS and CAS were RMB1,381,319 million and RMB1,381,610 million respectively, with a difference of RMB291 million. These differences under the different accounting standards were primarily due to the valuation for assets other than fixed assets and oil and gas properties in 1999.

During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

008

CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

									Unit: Shares
	Pre-movement		Increase/decrease (+/-)					Post-movement
	Numbers of shares	Percentage (%)	New Issue	Bonus Issue	Conversion from Reserves	Others	Sub-total	Numbers of shares	Percentage (%)
Shares without selling restrictions	183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00
1. RMB-denominated ordinary shares	161,922,077,818	88.47	—	—	—	—	—	161,922,077,818	88.47
2. Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3. Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4. Others	—	—	—	—	—	—	—	—	—

2. Issue and Listing of Securities

(1) Issue of securities in the reporting period

In the reporting period, there was no issue of shares.

For the issuances of bonds, please refer to the section “Information on Corporate Bonds” of this annual report.

(2) Shares held by Employees

During the reporting period, no shares for employees of the Company were in issue.

3. Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2017 was 530,958, consisting of 524,092 holders of A shares and 6,866 registered holders of H shares (including 189 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Stock Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”) are satisfied.

009

The total number of shareholders of the Company as at February 28, 2018 was 529,075, including 522,374 holders of A shares and 6,701 registered holders of H shares (including 181 registered holders of the ADSs).

(1) Shareholdings of the top ten shareholders as at the end of the reporting period

Unit: Shares

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Increase and decrease during the reporting period (+, -)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	82.55	151,088,693,528	(1)	-6,321,000,000	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.40	20,866,335,033	(3)	-6,767,965	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account(4)	State-owned legal person	2.087	3,820,000,000		3,820,000,000	0	3,820,000,000
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account(5)	State-owned legal person	1.126	2,061,000,000		2,061,000,000	0	2,061,000,000
China Securities Finance Corporation Limited	State-owned legal person	0.672	1,229,176,030		109,851,421	0	0
China Baowu Steel Group Corporation	State-owned legal person	0.341	624,000,000		27,355,044	0	0
Ansteel Group Corporation Limited	State-owned legal person	0.240	440,000,000		440,000,000	0	0
Central Huijin Asset Management Co., Ltd.	State-owned legal person	0.113	206,109,200		26,085,157	0	0
Hong Kong Securities Clearing Company Limited (HKSCC)(6)	Overseas legal person	0.029	52,324,732		8,624,629	0	0
Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	Other	0.027	49,599,229		13,584,826	0	0

Note: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
(4)	On November 21, 2017, CNPC transferred 3,820,000,000 A shares to CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account as 17 CNPC E2 Pledge and Trust Property, representing approximately 2.09% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-049 and the announcement on the website of the Hong Kong Stock Exchange on November 21, 2017.
(5)	On July 3, 2017, CNPC transferred 2,061,000,000 A shares to CNPC-CSC-17 CNPC EB Pledge and Trust Special Account as 17 CNPC EB Pledge and Trust Property, representing approximately 1.13% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-028 and the announcement on the website of Hong Kong Stock Exchange on July 3, 2017.
(6)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and, acting as a nominee holder, holds the A shares of the Company in Shanghai Stock Exchange purchased by investors through the Hong Kong Stock Exchange.

010

(2) Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the reporting period

				Unit: Shares
Ranking	Name of shareholders	Number of shares held		Types of shares
1	CNPC	151,088,693,528	(1)	A Shares
2	HKSCC Nominees Limited	20,866,335,033		H Shares
3	CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,820,000,000		A Shares
4	CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,061,000,000		A Shares
5	China Securities Finance Corporation Limited	1,229,176,030		A Shares
6	China Baowu Steel Group Corporation	624,000,000		A Shares
7	Ansteel Group	440,000,000		A Shares
8	Central Huijin Asset Management Co., Ltd.	206,109,200		A Shares
9	HKSCC	52,324,732		A Shares
10	Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	49,599,229		A Shares

Note: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders: except for HKSCC Nominees Limited and HKSCC that are both the wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd. that are holders of ordinary shares of Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

011

(3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2017, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

						Unit: Shares
Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
	A Shares	151,088,693,528	(L)	Beneficial Owner	93.31	82.55
CNPC	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
		1,708,337,141	(L)	Interest of Corporation	8.10	0.93

BlackRock, Inc. (2)	H Shares	41,378,000	(S)	Controlled by the Substantial Shareholder	0.20	0.02
JPMorgan Chase & Co. (3)	H Shares	1,166,628,093	(L)	Beneficial Owner/ Investment Manager/ Trustee/Approved Lending Agent	5.52	0.64

		157,271,150	(S)	Beneficial Owner	0.74	0.09

		608,978,090	(LP)	Approved Lending Agent	2.88	0.33
		1,100,239,676	(L)	Holder of the Guaranteed Interest of Shares /Interest of Corporation Controlled by the Substantial Shareholder/ Approved Lending Agent	5.21	0.60

Citigroup Inc. (4)	H Shares	42,287,961	(S)	Interest of Corporation	0.20	0.02

				Controlled by the Substantial Shareholder
		905,382,168	(LP)	Approved Lending Agent	4.29	0.49

(L) Long position    (S) Short position    (LP) Lending pool

Note: (1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
(2)	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,708,337,141 H shares (long position) and 41,378,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
(3)	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 437,607,586 H shares (long position) and 157,271,150 H shares (short position) were held in its capacity as beneficial owner, 120,017,317 H shares (long position) were held in its capacity as investment manager, 25,100 H shares (long position) were held in its capacity as trustee, and 608,978,090 H shares (long position) were held in its capacity as approved lending agent. These 1,166,628,093 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager, trustee and approved lending agent.
(4)	Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 17,228,800 H shares (long position) were held in its capacity as holder of the guaranteed interest of shares, 177,628,708 H shares (long position) and 42,287,961 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 905,382,168 H shares (long position) were held in its capacity as approved lending agent. These 1,100,239,676 H shares (long position) included the interests held in its capacity as holder of the guaranteed interest of shares, interest of corporation controlled by the substantial shareholder and approved lending agent.

012

As at December 31, 2017, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

4. Information on Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller during the reporting period.

(1) Controlling shareholder

The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司). CNPC is also a state-authorised investment corporation and state-owned enterprise. Its legal representative is Mr. Wang Yilin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

In 2017, CNPC was committed to building itself into a globally first-class integrated energy corporation with truly international standards. It will adhere to its steady development guidelines, fully implement its strategies, namely, resources, markets, internationalisation and innovation. CNPC put more focus on quality and profitability, brought its superiority into full play, strengthened the overall planning, responded actively to changes in the market and optimised the production and operation. It further promoted the guidelines of increasing income, reducing expenditure, reducing costs and improving efficiency. As a result of these efforts, the main indicators of CNPC increased steadily, and its economic benefits remained stable with a turn for the better.

(2) Except for CNPC, no other legal person holds 10% or more of the shares in the Company (excluding HKSCC Nominees Limited).

(3) Ultimate controller

State-owned Assets Supervision and Administration Commission of the State Council is the ultimate controller of the Company.

013

(4) The equity interest structure and controlling relationship between the Company and the ultimate controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

014

Wang Yilin Chairman

CHAIRMAN’S REPORT

Dear Shareholders,

I am pleased to submit to you the annual report of the Company for the year ended December 31, 2017 for your review.

In 2017, the global economy turned for the better gradually. The steady recovery in major developed countries was accompanied by robust economic growth in emerging markets. China’s economy remained stable with a turn for the better beyond expectations. The quality and efficiency of China’s economic growth were enhanced step by step. The supply and demand in the global oil and gas market tended for balance and the international oil prices kept fluctuating at a middle/low level. The system reform on domestic oil and natural gas sector was deepened continuously, resulting in a more active market. The Group took proactive measures to cope with changes in the external circumstances, adhered to steady development policies, further promoted the idea of driving development by reform and innovation, focused on developing its principal business of oil and gas

015

operations, brought its whole industry chain strengths into full play, optimised its resources allocation, production and operation, and intensified measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency. As a result, the production and operation of the Group was stable and under control and the operating results remained stable with a turn for the better. In 2017, due to such factors as the rise in the prices of crude oil, natural gas and refined products as compared with the same period of last year, the Group achieved a revenue of RMB2,015,890 million, representing an increase of 24.7% as compared with last year, and the net profit attributable to owners of the Company was RMB22,798 million, representing an increase of 190.2% as compared with last year.

Business Prospects

In 2018, the global economy is expected to grow stronger when the economic environment continues to improve; however it will still face challenges. As the global oil market gradually tends to be balanced, the international oil price is likely to continue to run in volatility at a low or medium level. China’s economy is expected to keep growing in a stable way with an expected growth of approximately 6.5% in GDP, the consumption demand for oil and gas in China maintains a growth momentum as a whole. With the implementation of system reform on oil and gas sector and deepening of The Belt and Road Initiative, sources of resources and cooperation between oil and gas will become more diversified; meanwhile with the promulgation of normative laws and regulations including the regulation on the administration of consumption tax on refined oil, a fairer market environment will be nurtured which facilitates the long-term business development of the Group. The Group will continue to adhere to its steady development guidelines, fully implement its four major strategies regarding resources, markets, internationalisation and innovation, continuously optimise the structure of industry chain, improve the value of its oil and gas business chains, and vigorously broaden its source of income, reduce expenditures, cut costs and improve efficiency in an effort to maintain a steady and positive improvement of its production and operation and continuously improve market competitiveness and corporate value.

In respect of exploration and production, the Group will focus on efficient exploration and development at low cost and put great efforts to increase reserves and production as well as improve profitability. With regards to its oil and gas exploration, the Group will aim to explore large-scale and high quality reserves, strengthen centralised exploration and fine exploration of the major basins and key series and strata, promote comprehensive exploration of resources including tight oil and gas, shale oil and gas and coalbed methane, and consolidate the resource base. With respect to its oil and gas production, the Group will, on the basis of stable output of oil and increase of gas, carry out construction of key projects of production capacity, focus on optimisation, arrangement and adjustment of development plans, achieve lean manufacturing driven by innovation and a balance between production and efficiency, advance the unconventional oil and gas businesses such as coalbed methane and shale gas in an orderly manner and endeavour to increase both production and efficiency. In 2018, the Group expects its crude oil output to be 888.2 million barrels and natural gas output to be 3,535.6 billion cubic feet, and oil and gas equivalent to be 1,477.6 million barrels.

In respect of refining and chemicals, the Group will, centring on market demand and facility features, make a scientific and reasonable arrangement for processing load, continuously optimise resource allocation and product structure, in order to achieve the most efficient utilisation of resources and maximum of overall value. In respect of the refining business, the Group will control the diesel-gasoline ratio, increase production of high-profitability and featured products; in respect of the chemical business, the Group will, in consideration of the market cycle, broaden sources of quality chemical raw materials, accelerate research and development on new products needed by the market, enhance the proportion of products of high-end, high value-

016

added and high profitability; in respect of sales of chemical products, the Group will pay close attention to the market trend, promote coordination and combination of production, marketing, research and utilisation, and enhance market cultivation so as to increase sales and boost profit. The Group will push forward and implement the transformation and upgrading plan for oil refining and chemical businesses, accelerate structure adjustment and optimisation, and continuously improve its sustainable development ability and profitability. In 2018, the Group expects its crude oil processing output to be 1,123.1 million barrels.

In respect of marketing, the Group will pay close attention to the changes of the market, strengthen the connection between production and marketing, improve marketing network and enhance overall profit-generating capability. The Group will improve its strategy on market competitiveness, deepen the integrated marketing of refined oil, fuel cards, non-oil business, lubricants and natural gas, promote reconstruction and intelligent upgrading of gas stations, give full play to advantages of our brand “uSmile”, enhance innovation efforts on “Internet + Marketing”, deepen cross-industry cooperation, create an ecosystem of “people, vehicle and life”, and continuously enhance its profitability and market competitiveness.

In respect of natural gas and pipeline, the Group will devote efforts to coordinating resources and market, creating a strategic and value-oriented natural gas business chain. The Company will carry out overall management of the production, import, storage, transportation and marketing links, give play to comprehensive peak arrangement capability, form a pipeline network system featuring effective operation, flexible dispatch and stability and safety. The Company will continuously optimise sales flow, implement flexible sales strategy, track new business growth area of natural gas, carry out orderly market development and enhance the scale and strength of the development of end markets including urban gas. The Group will continue to push forward the construction of key pipelines and reinforce the construction of natural gas branches and terminal facilities.

In respect of international operations, the Group will continue to improve the strategic layout of the five major overseas oil and gas cooperation zones, the four major strategic oil and gas channels and the three major oil and gas operation hubs, further integrate resources and adjust structures, and increase operation efficiency as well as profitability. The Group will enhance comprehensive assessment and business negotiation of new projects, emphasise the exploration and development of existing key projects and high-profitability projects, and endeavour to increase reserve, output and profit. The Group will leverage on the synergy and cooperation between international trading and production and sales, make overall arrangements for import and export structures as well as domestic and foreign resources, improve the trading channels and marketing network, and improve the capability to allocate resources and create profits.

Wang Yilin

Chairman

Beijing, the PRC

March 22, 2018

017

BUSINESS OPERATING REVIEW

1. Market Review

(1) Crude Oil Market

In 2017, supply and demand fundamentals in the international crude oil market took a turn for the better in general. International oil prices moved in a V shape and, taken as a whole, experienced a rise as compared with last year. Due to geopolitical risks and frequent unexpected events, the oil price fluctuated frequently in a short period in the year. The annual average spot price of North Sea Brent crude oil was US$54.19 per barrel, representing an increase of 23.9% as compared with last year. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$50.79 per barrel, representing an increase of 17.2% as compared with last year. The average spread between WTI and North Sea Brent expanded obviously.

According to the information of the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in 2017 was 191.42 million tons, representing a decrease of 3.2% as compared with last year.

(2) Refined Products Market

In 2017, the growth in the domestic consumption of refined products rebounded slightly. The growth rate in gasoline consumption to some extent slowed down while the growth rate of diesel consumption turned from negative to positive. The domestic refining capabilities continued to grow, resulting in an increased growth in processed crude oil and relatively ample supply in the market. The net exports of refined products further increased.

According to the information of NDRC, domestically processed crude oil amounted to 562.46 million tons in 2017, representing an increase of 7.4% as compared with last year. Domestic output of refined products was 346.17 million tons, representing an increase of 6.9% as compared with last year. The consumption of refined products was 306.61 million tons, representing an increase of 5.9% as compared with last year, of which the consumption of gasoline increased by 10.2% and the consumption of diesel increased by 2.0% as compared with last year. The domestic gasoline and diesel prices were adjusted 17 times in 2017. As a result, the reference gasoline price, in aggregate, increased by RMB435 yuan per ton and the reference diesel price, in aggregate, increased by RMB420 yuan per ton. The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

(3) Chemical Products Market

In 2017, the overall performance of the domestic market of chemical products was favourable. In the first half of 2017, the domestic demand for chemical products was weak and the crude oil prices fluctuated downwards, which resulted in a downward adjustment of the prices of chemical products. In the second half of 2017, the prices of chemical products fluctuated upwards with the prices of certain products rising to the high level of the year, due to the steady increase in the demand for chemical products, the continuous supply-side reform and environmental protection policies implemented by the PRC, which reduced the supply of chemical products to a certain extent and the rise in the price of crude oil, which resulted in increase of the trading volume of the chemical market.

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(4) Natural Gas Market

In 2017, the growth rate of natural gas consumption returned to a double-digit number. Both the domestic output of natural gas and the imports of natural gas increased rapidly. The overall supply and demand in the market was in a state of tight balance. The PRC sped up the marketisation reform of the natural gas market, reduced the benchmark city gate price of natural gas used for non-residential purposes and strengthened the regulation of pipeline transportation prices. Shanghai Oil and Gas Exchange launched competitive price transactions for the first time, bringing market into a stronger position in determining prices.

According to the information of NDRC, domestic output of natural gas reached 148.7 billion cubic metres in 2017, representing an increase of 8.5% as compared with last year; natural gas imports amounted to 92.0 billion cubic metres, representing an increase of 27.6% as compared with last year; and the apparent consumption of natural gas was 237.3 billion cubic metres, representing an increase of 15.3% as compared with last year.

2. Business Review

(1) Exploration and Production

Domestic Exploration

In 2017, the Group continued to optimise its deployment of exploration activities to discover quality reserves with economies of scale. The Group tried to improve the efficiency and profitability of its exploration activities and put the reserves with economies of scale into production, thus further reinforcing the base of resources for keeping oil production stable and increasing gas output, by centralised exploration, furthering refined exploration and promoting integrated exploration. As a result of these efforts, the Group made important discoveries in the exploration of both oil and gas. New strategic replacement reserve was developed in the Junggar Basin of Xinjiang, of which a significant discovery of exploration was made in Taitema Lake area. The oil and natural gas exploration in the Tarim Basin and Sichuan Basin successively made a new break-through. A group of quality reserves with economies of scale which are available for production were confirmed in the Erdos, Songliao and Bohai Bay Basins.

019

Domestic Development and Production

In 2017, in its development of crude oil, the Group carried out capacity construction in key areas like Taitema Lake area in Xinjiang with steady steps and optimised the development plans and production structure in developed oil fields, with a view to ensuring the overall results of development. With regard to the natural gas business, the Group grasped the opportunities offered by the rapid growth of demand for natural gas, further consolidated the basis for the stable production of developed gas fields, sped up the release of newly-built capacities and organised the production of gas fields based on seasonal demands, thus maintaining a continuous growth in the output of natural gas. Changqing oilfield kept its highly efficient and steady production with an oil and gas equivalent output of 50 million tons or more. The major gas fields in Tarim and the southwestern region were developed with high efficiency and put into production continuously. The Group pushed forward the development of unconventional oil and gas with steady steps and sped up capacity construction in the Changning-Weiyuan National-level Demonstrative Shale Gas Development Area. The production of coalbed methane also maintained the momentum of growth. In 2017, the domestic business achieved a crude oil output of 743.1 million barrels, representing a decrease of 2.7% as compared with last year, a marketable natural gas output of 3,153.0 billion cubic feet, representing an increase of 4.8% as compared with last year, and an oil and natural gas equivalent output of 1,268.8 million barrels, representing an increase of 0.3% as compared with last year.

Overseas Oil and Gas

In 2017, in its overseas oil and gas cooperative operations, the Group grasped such opportunities as The Belt and Road Initiative of the PRC to consolidate and develop its five major oil and gas cooperation areas, strengthening the overall research and selection of projects and focusing on profitable exploration in overseas oil and gas exploration. The Group kept optimising its development plans and devoted more efforts on the development of high-profitability projects, thus achieving a steady production of oil and gas. In 2017, the oil and natural gas equivalent output from overseas operations reached 189.0 million barrels, representing a decrease of 6.1% as compared with last year, accounting for 13.0% of the total oil and natural gas equivalent output of the Group.

In 2017, the Group’s total crude oil output reached 887.0 million barrels, representing a decrease of 3.7% as compared with last year. The marketable natural gas output reached 3,423.4 billion cubic feet, representing an increase of 4.5% as compared with last year. The oil and natural gas equivalent output amounted to 1,457.8 million barrels, representing a decrease of 0.6% as compared with last year. As at the end of the current reporting period, the total area to which the Group had the exploration and mining right of oil and natural gas (including coalbed methane) amounted to 316.5 million acres, among which the area of exploration right was 286.8 million acres and the area of mining right was 29.7 million acres. The number of net wells in the process of being drilled was 571. The number of wells with multiple completion during the current reporting period was 7,706.

020

Summary of Operations of the Exploration and Production Segment

	Unit	2017	2016	Year-on-year change (%)
Crude oil output	Million barrels	887.0	920.7	(3.7)
of which: domestic	Million barrels	743.1	763.8	(2.7)
overseas	Million barrels	143.9	156.9	(8.3)
Marketable natural gas output	Billion cubic feet	3,423.4	3,274.5	4.5
of which: domestic	Billion cubic feet	3,153.0	3,008.3	4.8
overseas	Billion cubic feet	270.4	266.2	1.6
Oil and natural gas equivalent output	Million barrels	1,457.8	1,466.6	(0.6)
of which: domestic	Million barrels	1,268.8	1,265.3	0.3
overseas	Million barrels	189.0	201.3	(6.1)
Proved reserves of crude oil	Million barrels	7,481	7,438	0.6
Proved reserves of natural gas	Billion cubic feet	76,888	78,712	(2.3)
Proved developed reserves of crude oil	Million barrels	5,593	5,176	8.1
Proved developed reserves of natural gas	Billion cubic feet	39,243	40,664	(3.5)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2017, based on market demand, the Group adjusted and optimised the allocation of refinery resources and the structure of products, intensified the upgrading of product quality, reasonably reduced the diesel-gasoline ratio from 1.40 last year to 1.29 this year, strengthened the production of chemical products, optimised the sources and distribution of raw materials, and increased the output of high value-added products. The output of chemical commodities increased by 4.4% as compared with last year. Grasping the opportunities in the market, the Group made a timely adjustment to its chemical products marketing strategy. As a result, the Group achieved stable growth in sales volume of high-profitability products and in high-profitability regions. In 2017, the Group processed 1,016.9 million barrels of crude oil, representing an increase of 6.7% as compared with last year. Among that, 681.3 million barrels of crude oil were from the Group’s exploration and production segment, accounting for 67.0%, which was a result of good synergy. In 2017, the Group produced 92.715 million tons of refined products, representing an increase of 7.8% as compared with last year, and 5.764 million tons of ethylene, representing an increase of 3.1% as compared with last year.

The Group carried out its key refining and chemicals projects in an orderly manner. Yunnan Petrochemical’s refinery project succeeded in its first trial-run. The renovation and expansion of Huabei Petrochemical and Liaoyang Petrochemical were promoted steadily.

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Summary of Operations of the Refining and Chemicals Segment

	Unit	2017	2016	Year-on-year change (%)
Processed crude oil	Million barrels	1,016.9	953.3	6.7
Gasoline, kerosene and diesel output	’000 tons	92,715	86,022	7.8
of which: Gasoline	’000 tons	37,363	33,275	12.3
Kerosene	’000 tons	7,111	6,058	17.4
Diesel	’000 tons	48,241	46,689	3.3
Crude oil processing load	%	80.3	80.3	—
Light products yield	%	78.4	78.9	(0.5 percentage point	)
Refining yield	%	93.3	93.5	(0.2 percentage point	)
Ethylene	’000 tons	5,764	5,589	3.1
Synthetic Resin	’000 tons	9,284	9,078	2.3
Synthetic fibre materials and polymers	’000 tons	1,390	1,410	(1.4)
Synthetic rubber	’000 tons	809	760	6.4
Urea	’000 tons	1,439	1,900	(24.3)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2017, the Group took active steps to cope with unfavourable conditions such as ample supply of resources and fiercer competition, including making an overall planning for domestic and overseas markets and optimising allocation of resources, so as to maximise profits while ensuring the smoothness of the whole business chain. The Group took active steps to adapt to changes in market competition and customer demand, promoted the third-party payment and retail APP businesses, pushed forward theme marketing and joint promotion, strengthened the integrated marketing of refined products, fuel cards, non-oil business, lubricants and natural gas, and increase the sales percentage of high profitability products. The Group devoted more efforts to construct its sales network and put 504 new service stations into operation. The total number of service stations operated by the Group reached 21,399.

International Trading Operations

In 2017, in terms of the international trading operations, the Group strengthened the coordination of production, sales and trade, brought the role of oil and gas operation centres into play, made overall planning for and optimised the export and import resources, and took proactive actions to develop high-end and high-profitability markets, which further enhanced international trade scale and operation quality.

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Summary of Operations of the Marketing Segment

	Unit	2017	2016	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 tons	169,466	159,107	6.5
of which: Gasoline	’000 tons	65,293	62,406	4.6
Kerosene	’000 tons	16,849	16,533	1.9
Diesel	’000 tons	87,324	80,168	8.9
Market share in domestic retail market	%	37	38	(1 percentage point	)
Number of service stations	Units	21,399	20,895	2.4
of which: owned service stations	Units	20,350	20,101	1.2
Sales volume per service station	Tons/day	10.49	10.46	0.3

(4) Natural Gas and Pipeline

In 2017, based on the tight balance on supply and demand of natural gas, the Group made comprehensive arrangements for resource organisation, transportation, allocation and marketing. The Group gave full play to its advantage of centralised allocation, enhanced its capabilities of peak regulation, organised oil and gas allocation and transportation in a scientific manner, and ensured smooth operation of the business chain. With respect to sales of natural gas, the Group continued to develop the key high-profitability markets, carried out differentiated marketing, continued to enhance regional sales competitiveness, and initially established a natural gas sales system that focuses on both online and offline trading. The Group continued to improve the construction of its pipeline network. Projects including the Fourth Shaanxi-Beijing Gas Pipeline and Yunnan Refined Oil Pipeline have been put into operation as scheduled.

In 2017, the Group sold 186.57 billion cubic metres of natural gas, representing an increase of 1.8% as compared with last year. Among that, 121.01 billion cubic metres were sold in domestic, representing an increase of 11.2% as compared with last year and achieving a double-digit number growth. As at the end of 2017, the Group’s domestic oil and gas pipelines measured a total length of 82,374 km, consisting of 51,315 km of natural gas pipelines, 19,670 km of crude oil pipelines and 11,389 km of refined product pipelines.

023

Wang Dongjin   Vice Chairman and President

DISCUSSION AND ANALYSIS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the annual report and other sections thereof.

1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2017, the Group achieved a revenue of RMB2,015,890 million, representing an increase of 24.7% as compared with last year. Net profit attributable to owners of the Company was RMB22,798 million, representing an increase of 190.2% as compared with last year. Basic earnings per share were RMB0.12 yuan, representing an increase of RMB0.08 yuan as compared with last year.

Revenue The revenue increased by 24.7% from RMB1,616,903 million for 2016 to RMB2,015,890 million for 2017. This was primarily due to the increasing selling prices of the majority of oil and gas products and the increase in the sales volume. The table below sets out external sales volume and average realised prices for major products sold by the Group in 2017 and 2016 and their respective percentage of change:

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	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2017	2016	Percentage of Change (%)	2017	2016	Percentage of Change (%)
Crude oil	114,930	100,108	14.8	2,392	1,881	27.2

Natural gas (hundred million cubic metres, RMB/’000 cubic metre)	1,865.65	1,832.05	1.8	1,236	1,097	12.7

Gasoline	65,293	62,406	4.6	6,386	5,725	11.5

Diesel	87,324	80,168	8.9	4,600	4,127	11.5

Kerosene	16,849	16,533	1.9	3,552	2,869	23.8

Heavy oil	23,395	22,952	1.9	2,380	1,892	25.8

Polyethylene	4,739	4,764	(0.5)	8,559	7,981	7.2

Lubricant	1,283	1,122	14.3	7,693	7,424	3.6

Note: The sales volume listed in the table above represents all external sales volume of the Group.

Operating Expenses Operating expenses increased by 25.2% from RMB1,556,268 million for 2016 to RMB1,948,168 million for 2017, of which:

Purchases, Services and Other Purchases, services and other increased by 34.0% from RMB959,640 million for 2016 to RMB1,285,716 million for 2017. This was primarily due to the fact that the Group’s expenses for purchasing oil and gas products and trading increased.

Employee Compensation Costs Employee compensation costs (including salaries, such additional costs as different types of insurances, housing funds and training fees for various types of employees) were RMB125,384 million for 2017, representing an increase of 6.6% from RMB117,662 million for 2016, primarily due to the fact that the Group kept improving its performance-based remuneration linkage system and the average wages in society went up, resulting in increase of employee compensation costs.

Exploration Expenses Exploration expenses increased by 28.6% from RMB18,576 million for 2016 to RMB23,884 million for 2017. This was primarily due to the fact that in order to consolidate the oil and gas resource foundation, the Group optimised its exploration deployment and stepped up the investment in oil and gas exploration.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 8.8% from RMB218,147 million for 2016 to RMB237,375 million for 2017, mainly due to the fact that the Group made provision for assets impairment in accordance with the accounting standards and depreciation and depletion increased as a result of an increase in the cost of property, plant and equipment.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 3.8% from RMB74,255 million for 2016 to RMB77,042 million for 2017. This was primarily due to the fact that the repair expenses and lease expenses increased as a result of the expansion of the business scale of the Group.

Taxes other than Income Taxes Taxes other than income taxes increased by 4.4% from RMB189,608 million for 2016 to RMB198,022 million for 2017. Specifically, the consumption tax increased by RMB2,440 million from RMB140,268 million for 2016 to RMB142,708 million for 2017; and the resource tax increased by RMB3,528 million from RMB14,472 million for 2016 to RMB18,000 million for 2017.

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Other (Expenses)/Income, net Other expenses, net for 2017 was RMB745 million, while other income, net for 2016 was RMB21,620 million. This was primarily due to the combined effects of the following factors: (1) in 2016 the disposal of certain equity interests in Trans-Asia Gas Pipeline Co., Ltd. (the “Trans-Asia Pipeline”) realised proceeds of RMB24,534 million, and (2) the VAT refund relating to the importation of natural gas as recognised for 2017 increased.

Profit from Operations The profit from operations for 2017 was RMB67,722 million, representing an increase of 11.7% from RMB60,635 million for 2016.

Net Exchange (Loss)/Gain Net exchange loss for 2017 was RMB1,094 million, while the Group incurred a net exchange gain of RMB1,257 million in 2016. This is primarily due to the depreciation of US Dollar against Renminbi as compared with last year.

Net Interest Expense Net interest expense decreased by 6.5% from RMB20,857 million for 2016 to RMB19,507 million for 2017, primarily due to a decrease in the average balance of interest-bearing borrowings compared with last year as a result of active measures to control debts and reduce interest.

Profit Before Income Tax Expense Profit before income tax expense increased by 17.6% from RMB45,140 million for 2016 to RMB53,089 million for 2017.

Income Tax Expense The income tax expense increased by 3.3% from RMB15,768 million for 2016 to RMB16,296 million for 2017, which was primarily due to the increase in taxable income.

026

Profit for the Year Profit for 2017 increased by 25.3% from RMB29,372 million for 2016 to RMB36,793 million for 2017.

Profit Attributable to Non-controlling Interests Net profit attributable to non-controlling interests decreased by 35.0% from RMB21,515 million for 2016 to RMB13,995 million for 2017, which was primarily due to the fact that the disposal of certain equity interests in Trans-Asia Pipeline last year was attributable to non-controlling interests.

Profit Attributable to Owners of the Company The net profit attributable to owners of the Company increased by 190.2% from RMB7,857 million for 2016 to RMB22,798 million for 2017.

(2) Segment Results

•	Exploration and Production

Revenue The realised revenue of the Exploration and Production segment for 2017 was RMB505,430 million, representing an increase of 22.5% from RMB412,484 million for 2016, which was primarily due to the combined effects of the rise in the price of and the decrease in the sales volume of crude oil, and the increase in the sales volume of natural gas and shale gas. The average realised crude oil price of the Group in 2017 was US$50.64 per barrel, representing an increase of 33.3% from US$37.99 per barrel in 2016.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 19.7% from RMB409,336 million for 2016 to RMB489,955 million for 2017, which was primarily due to the combined effects of realised proceeds derived from the disposal of certain equity interests in Trans-Asia Pipeline and the increase in depreciation, depletion and amortization.

The Group enhanced its control over costs and expenses continuously. The unit oil and gas lifting cost of the Group for 2017 was US$11.53 per barrel, representing a decrease of 1.2% from US$11.67 per barrel for 2016.

Profit from Operations In 2017, in response to the increasingly complex development situation, the Exploration and Production segment, in its domestic operations, adhered to the low-cost strategy and the delicacy management, kept optimising the development plans, and took multi-measures to save energy and tap the potential synergies so as to raise the single well profit. In its overseas operations, the Exploration and Production segment devoted major efforts to broaden sources of income and reduce expenditure as well as cut costs and enhance efficiency by various means such as optimising assets and decreasing stock. In 2017, the Exploration and Production segment realised an operating profit of RMB15,475 million, representing an increase of RMB12,327 million from RMB3,148 million for 2016, contributing a substantial increase in the profit level.

•	Refining and Chemicals

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Revenue The revenue of the Refining and Chemicals segment increased by 21.5% from RMB582,510 million for 2016 to RMB707,804 million for 2017, primarily due to the increase in oil prices and the production of high-profitability products as a result of optimisation of the product structure. Both the sales volume and price of most of the refined and chemical products were increased.

Operating Expenses Operating expenses of the Refining and Chemicals segment increased by 22.9% from RMB543,484 million for 2016 to RMB667,843 million for 2017, primarily due to the combined effects of (1) the increase in the expenses associated with the purchase of crude oil and feedstock oil from external suppliers; and (2) impairment provision for some petrochemical assets with higher costs of production and operation in accordance with the accounting standards.

In 2017, the Refining and Chemicals segment continued to optimise its production and operation. Due to effects of the increase in the processing volume of crude oil and strengthened control over costs and expenses, the cash processing cost of refineries of the Group was RMB169.04 yuan per ton, representing a decrease of RMB10.89 yuan per ton from RMB179.93 yuan per ton as compared with last year.

Profit from Operations In 2017, the Refining and Chemicals segment attached importance to the principle of market orientation and profit, energetically pushed forward the structure optimisation, reform and innovation, increased the production of high value-added and market-favourable products, and kept improving internal profit generating capabilities; intensified control over costs and expenses, resulting in several economic indicators being better than last year and continuing to maintain a dominant position in profit contribution in the Company. In 2017, the Refining and Chemicals segment realised operating profits of RMB39,961 million, representing an increase of 2.4% as compared with RMB39,026 million for 2016. Among this, the refining operations recorded an operating profit of RMB32,573 million, representing an increase of 18.2% as compared with RMB27,565 million for 2016 due to the optimisation of product structure and increase of gross profit. Grasping the favourable opportunities of the chemical market undergoing a prosperous period, the chemical operations increased the sales of high-profitability products. However, as affected by the impairment provision for some petrochemical assets with higher production and operation costs, the refining operations realised an operating profit of RMB7,388 million, representing a decrease of 35.5%, as compared with RMB11,461 million for 2016.

•	Marketing

Revenue The revenue of the Marketing segment increased by 27.6% from RMB1,301,616 million for 2016 to RMB1,660,456 million for 2017, primarily due to the combined effects of (1) the increase in both sales volume and prices of such products as gasoline and kerosene, and the rise in the price and the decrease in the sales volume of diesel; and (2) the increase in revenue derived from trade of oil products.

Operating Expenses Operating expenses of the Marketing segment increased by 28.0% from RMB1,290,568 million for 2016 to RMB1,652,177 million for 2017, primarily due to an increase in the expenses arising from the purchase of refined oil from external suppliers.

Profit from Operations In 2017, in active response to the unfavourable condition of fiercer competition in the market, the Marketing segment aimed for maximisation of the overall results of the Company. In domestic operations, the segment kept strengthening connection between production and sales and inventory management, optimised allocation of resources, intensified cost and expense control, deepened the integration of marketing and increased the profit from non-oil businesses. With regard to international trade, the segment intensified the coordination and cooperation with domestic industrial chain, and optimised the import and export of oil and gas resources. In 2017, the Marketing segment realised an operating profit of RMB8,279 million, representing a decrease of 25.1% as compared with RMB11,048 million for 2016.

028

•	Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment amounted to RMB295,786 million for 2017, representing an increase of 19.5% as compared with RMB247,477 million for 2016, primarily due to the increase in the sales volume of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB280,098 million for 2017, representing an increase of 22.0% as compared with RMB229,592 million for 2016, primarily due to the increase in the expense of purchasing natural gas.

Profit from Operations In 2017, the Natural Gas and Pipeline segment overcame the negative effects of decline in city gate price, optimised the allocation of resources, reduced comprehensive purchase costs and continued to enhance cost control, and realised an operating profit of RMB15,688 million, which represents a decrease of 12.3% as compared with RMB17,885 million for 2016, primarily due to the effects that (1) the impairment on goodwill related to the acquisition of PetroChina United Pipelines Co., Ltd. amounted to RMB3,709 million; and (2) the sales of imported gas recorded a net loss of RMB23,947 million, representing an increase of loss of RMB9,063 million as compared with last year.

In 2017, the Group’s international operations(Note) realised a revenue of RMB721,374 million, accounting for 35.8% of the Group’s total revenue. Profit before income tax expense amounted to RMB4,543 million, accounting for 8.6% in the Group’s pre-tax profit. The Group’s international operations maintained a healthy development with further improved international operating ability.

Note:	The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2017	As at December 31, 2016	Percentage of Change
	RMB million	RMB million	%
Total assets	2,404,612	2,396,651	0.3
Current assets	425,162	381,665	11.4
Non-current assets	1,979,450	2,014,986	(1.8)
Total liabilities	1,023,293	1,023,916	(0.1)
Current liabilities	576,667	499,263	15.5
Non-current liabilities	446,626	524,653	(14.9)
Equity attributable to owners of the Company	1,193,520	1,189,024	0.4
Share capital	183,021	183,021	—
Reserves	298,062	294,806	1.1
Retained earnings	712,437	711,197	0.2
Total equity	1,381,319	1,372,735	0.6

029

Total assets amounted to RMB2,404,612 million, representing an increase of 0.3% from that as at the end of 2016, of which:

Current assets amounted to RMB425,162 million, representing an increase of 11.4% from that as at the end of 2016, primarily due to the increase in cash, cash equivalents and time deposits with maturities over three months but within one year.

Non-current assets amounted to RMB1,979,450 million, representing a decrease of 1.8% from that as at the end of 2016, primarily due to the decrease in the net book value of property, plant and equipment. The asset-light strategy of the Group achieved obvious success by disposing of non-profitability or low-profitability assets, elevating the profitability of unit assets and realising a decrease in the amount of non-current assets for consecutive two years.

Total liabilities amounted to RMB1,023,293 million, representing a decrease of 0.1% from that as at the end of 2016, of which:

Current liabilities amounted to RMB576,667 million,

representing an increase of 15.5% from that as at the end of 2016, primarily due to the increase in short-term borrowings, payables and accrued liabilities.

Non-current liabilities amounted to RMB446,626 million, representing a decrease of 14.9% from that as at the end of 2016, primarily due to the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,193,520 million, representing an increase of 0.4% from that as at the end of 2016, primarily due to the increase in reserves.

(4) Cash Flows

As at December 31, 2017, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2017 and 2016 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2017	2016
	RMB million	RMB million
Net cash flows from operating activities	366,655	265,179
Net cash flows used for investing activities	(243,546)	(175,887)
Net cash flows used for financing activities	(94,725)	(67,007)
Translation of foreign currency	(3,538)	2,873
Cash and cash equivalents at end of the year	122,777	97,931

•	Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities in 2017 amounted to RMB366,655 million, representing an increase of 38.3% from RMB265,179 million in 2016. This was mainly due to the combined effects of increase in profit and strengthened management over inventories, payables and other working capital during the reporting period. As at December 31, 2017, the Group had cash and cash equivalents of RMB122,777 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 57.8% were denominated in Renminbi, approximately 36.4% were denominated in US

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Dollar, approximately 4.9% were denominated in HK Dollar and approximately 0.9% were denominated in other currencies).

•	Net Cash Flows Used for Investing Activities

Net cash flows of the Group used for investing activities in 2017 amounted to RMB243,546 million, representing an increase of 38.5% from RMB175,887 million in 2016. The increase was primarily due to the reasonable arrangement by the Group of capital input based on the oil price trend and market change and the increase in capital expenditures during the reporting period.

•	Net Cash Flows Used for Financing Activities

Net cash used by the Group for financing activities in 2017 was RMB94,725 million, representing an increase of 41.4% from RMB67,007 million in 2016. This was primarily due to the combined effects of the efforts of the Group making overall arrangement for and optimising its debt structure, the reduction in the amount of debts, the decrease in the costs of financing, the decrease in long-term borrowings and the increase in short-term borrowings during the current period.

The net liabilities of the Group as at December 31, 2017 and December 31, 2016, respectively, were as follows:

	As at December 31, 2017	As at December 31, 2016
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	175,417	143,384
Long-term borrowings	289,858	372,887

Total borrowings	465,275	516,271

Less: Cash and cash equivalents	122,777	97,931

Net borrowings	342,498	418,340

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2017	As at December 31, 2016
	RMB million	RMB million
Within 1 year	189,050	160,572
Between 1 and 2 years	69,159	102,096
Between 2 and 5 years	191,879	209,653
After 5 years	70,179	106,879

	520,267	579,200

Of the total borrowings of the Group as at December 31, 2017, approximately 54.5% were fixed-rate loans and approximately 45.5% were floating-rate loans. Of the borrowings as at December 31, 2017, approximately 71.4% were denominated in Renminbi, approximately 26.7% were denominated in US Dollar, and approximately 1.9% were denominated in other currencies.

As at December 31, 2017, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/(interest-bearing borrowings + total equity)) was 25.2% (27.3% as at December 31, 2016).

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(5) Capital Expenditures

In 2017, with respect to capital expenditures, the Group focused on the principles of quality and profitability, continued to optimise the capital expenditure structure, put more emphasis on supporting upstream business while controlling the overall scale of capital expenditures reasonably and continued to enhance the sustainable development ability. In 2017, the capital expenditures of the Group amounted to RMB216,227 million, representing an increase of 25.4% from RMB172,386 million in 2016. The table below sets out the capital expenditures of the Group for 2017 and 2016 and the estimated capital expenditures for 2018 for each of the business segments.

	2017		2016		Estimates for 2018
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	161,997	74.92	130,248	75.56	167,600	74.22
Refining and Chemicals	17,705	8.19	12,847	7.45	19,800	8.77
Marketing	10,982	5.08	7,983	4.63	16,500	7.31
Natural Gas and Pipeline	24,529	11.34	20,340	11.80	20,000	8.86
Head Office and Other	1,014	0.47	968	0.56	1,900	0.84

Total	216,227	100.00	172,386	100.00	225,800	100.00

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2017 and 2016, and the estimates for the same for 2018 would be RMB176,426 million, RMB139,135 million, and RMB178,600 million, respectively.

•	Exploration and Production

Capital expenditures for the Exploration and Production segment for 2017 amounted to RMB161,997 million, which were primarily used for domestic oil and gas exploration projects in 16 oil and gas fields, the construction of oil and gas production capacity projects in the oil and gas fields, and large-scale oil and gas development projects located in the five major overseas cooperative regions.

It is anticipated that capital expenditures for the Exploration and Production segment for 2018 will amount to RMB167,600 million. The Group will put more efforts in domestic exploration in key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. For domestic development activities, the Group will focus on a stable output of crude oil and growth in the output of natural gas by developing oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest, as well as enhance the development of unconventional resources such as shale gas. Overseas operations will continue to focus on the operation of existing projects and development of new projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure effective growth of scale.

•	Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2017 amounted to RMB17,705 million, which were primarily used in the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical, and the construction of oil product quality upgrade projects.

032

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2018 will amount to RMB19,800 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects, refined oil product quality upgrade projects and refining-chemical transformation and upgrade projects, such as Liaoyang Petrochemical optimization and efficiency renovation of Russia crude oil processing project, Huabei Petrochemical upgrade of refining quality and technical reformation of safety and environmental protection, the Guangdong refining-chemical integration project, the Daqing petrochemical structure adjustment and upgrade and large-scale refining-chemical project of producing ethylene out of ethane.

•	Marketing

Capital expenditures for the Group’s Marketing segment for 2017 amounted to RMB10,982 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

It is anticipated that capital expenditures for the Marketing segment for 2018 will amount to RMB16,500 million, which are expected to be used primarily for the construction and expansion of sales networks for domestic high-profitability refined oil markets and the construction of overseas oil and gas operating hubs.

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•	Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2017 amounted to RMB24,529 million, which were mainly used for construction projects including the Third West-East Gas Pipeline, the Fourth Shaanxi-Beijing Gas Pipeline, the second Sino-Russia Crude Oil Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2018 will amount to RMB20,000 million, which are expected to be used primarily for the construction of key natural gas transmission projects such as China-Russia East Natural Gas Pipeline Project, Fujian-Guangdong main branch, gas storage and

LNG equipment for storage and transportation, as well as the construction of gas branches and sales terminals.

•	Head Office and Other

Capital expenditures for the Head Office and Other segment for 2017 were RMB1,014 million, which were primarily used for research activities and development of the IT system.

It is anticipated that capital expenditures for the Head Office and Other segment of the Group for 2018 will amount to RMB1,900 million, which are expected to be used primarily for research activities and development of the IT system.

034

2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS

(1) Financial data prepared under CAS

	As at December 31, 2017	As at December 31, 2016	Percentage of Change
	RMB million	RMB million	%
Total assets	2,404,910	2,396,950	0.3
Current assets	425,162	381,665	11.4
Non-current assets	1,979,748	2,015,285	(1.8)
Total liabilities	1,023,300	1,023,922	(0.1)
Current liabilities	576,667	499,263	15.5
Non-current liabilities	446,633	524,659	(14.9)
Equity attributable to equity holders of the Company	1,193,810	1,189,319	0.4
Total equity	1,381,610	1,373,028	0.6

For reasons for changes, please read Section “Assets, Liabilities and Equity” in Discussion and Analysis of Operations of this annual report.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2017	Cost of principal operations for the year 2017	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	488,876	401,320	12.8	22.6	11.2	8.7
Refining and Chemicals	700,983	445,965	13.1	21.7	35.5	(1.8)
Marketing	1,640,270	1,577,878	3.7	27.6	29.5	(1.3)
Natural Gas and Pipeline	288,620	261,291	9.2	19.4	22.1	(1.7)
Head Office and Other	136	192	—	(55.0)	24.7	—
Inter-segment elimination	(1,155,643)	(1,155,617)	—	—	—	—
Total	1,963,242	1,531,029	12.3	24.8	28.3	(0.1)

*	Margin = Profit from principal operations / Income from principal operations

035

(3) Principal operations by regions under CAS

	2017	2016	Year-on-year change
Revenue from external customers	RMB million	RMB million	%
Mainland China	1,294,516	1,101,055	17.6
Other	721,374	515,848	39.8
Total	2,015,890	1,616,903	24.7

	December 31, 2017	December 31, 2016	Year-on-year change
Non-current assets *	RMB million	RMB million	%
Mainland China	1,731,418	1,757,772	(1.5)
Other	219,669	235,122	(6.6)
Total	1,951,087	1,992,894	(2.1)

*	Non-current assets include other non-current assets other than financial instruments and deferred tax assets.

(4) Principal subsidiaries and associates under CAS

	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets/ (liabilities)	Net profit/ (loss)
Name of company	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)	47,500	100.00	281,231	68,835	212,396	4,009

CNPC Exploration and Development Company Limited	16,100	50.00	158,683	26,479	132,204	3,695

PetroChina Hong Kong Limited	HK$7,592 million	100.00	136,799	68,813	67,986	6,499

PetroChina International Investment Company Limited	31,314	100.00	104,880	119,633	(14,753)	(10,968)

PetroChina International Co., Ltd.	18,096	100.00	164,819	111,574	53,245	5,490

PetroChina Pipelines Co., Ltd.	80,000	72.26	235,724	14,467	221,257	17,891

Dalian West Pacific Petrochemical Co., Ltd.	US$ 258 million	28.44	9,467	12,441	(2,974)	2,602

China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	8,391	5,541	2,850	116

China Petroleum Finance Co., Ltd.	8,331	32.00	478,870	419,041	59,829	7,286

Arrow Energy Holdings Pty Ltd.	AUD2	50.00	25,969	22,152	3,817	(5,518)

CNPC Captive Insurance Co., Ltd.	5,000	49.00	12,150	6,098	6,052	364

Trans-Asia Pipeline Co., Ltd.	5,000	50.00	35,484	2,443	33,041	5,846

Note: (1)	Operating income and operating profit of Daqing Oilfield Company Limited for 2017 was RMB98,959 million and RMB6,119 million respectively.

036

SIGNIFICANT EVENTS

1. Cash Dividend in the Recent Three Years

			Unit: RMB million
Year	Amount(inclusive of tax)	Net Profit of the Year*	Percentage of Net Profit (%)
2015	15,983	35,517	45.0
2016	10,856	7,857	138.2
2017	23,793	22,798	104.4

*	Net profit means profit attributable to owners of the Company in the year as calculated in accordance with the IFRS

Formulation and implementation of the cash dividend policy of the Company

To safeguard the interests of vast shareholders, it is provided by the Company in the Articles of Association of PetroChina Company Limited (“Articles of Association”) that in the premise that the net profit attributable to owners of the Company and the accumulated undistributed profit for the year are positive, and the Company’s cash flow can satisfy the normal operation and sustainable development of the Company, the amount of cash dividend to be distributed shall not be less than 30% of the net profit attributable to owners of the Company realised in the relevant year. The Company distributes dividends twice a year, with the final dividend to be determined by the general meeting by ordinary resolution and the interim dividend determined by the Board of Directors as authorised by the general meeting by way of ordinary resolution.

Since its listing, the Company has strictly complied with the Articles of Association and relevant regulatory requirements, and adopting the principle of returns to shareholders, distributed 45% of its net profit attributable to owners of the Company as dividend. Since 2016, with the oil price being low, the Company has distributed an additional special dividend on the base of dividend of 45% of its net profit attributable to owners of the Company, which has brought good returns for shareholders. The steady and active dividend distribution policy of the Company is welcomed by the shareholders. The independent directors of the Company have performed their duties faithfully and diligently, formed opinions on dividend distribution independently and objectively, and played a desirable role.

2. Distribution Plan for the Final Dividend for 2017

In return for the shareholders, the Board recommends a final cash dividend of RMB0.06074 yuan (inclusive of applicable tax) per share for 2017 to all shareholders. The cash dividend consists of a dividend of RMB0.02489 yuan per share (based on 45% of the net profit attributable to owners of the Company for the second half of 2017 under IFRS) together with an additional final special dividend of

037

RMB0.03585 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2017 annual general meeting to be held on June 5, 2018. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 20, 2018. The register of members of H shares will be closed from June 15, 2018 to June 20, 2018 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 14, 2018. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 20, 2018 are eligible for the final dividend. The final dividend of A shares and H shares for 2017 will be paid on or about June 21, 2018 and July 26, 2018, respectively.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on June 5, 2018. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》 ) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008 and were amended on February 24, 2017, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on June 20, 2018.

038

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348)(國家稅務總局國稅函［2011］348號) , the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2015] No.60) (《關於發佈<非居民納 稅人享受稅收協定待遇管理辦法> 的公告》(國家稅務總局 公告2015年第60號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the

“Registered Address”) on June 20, 2018 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m. June 14, 2018 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 20, 2018.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通

机制試點有關稅收政策的通知》 (財稅[2014]81號))which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127)(《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通机制試點有關稅收政策的通知》 (財稅［2016］127號)), which became effective on December 5, 2016, with regard to the

039

dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

3. Shareholding in Other Companies

(1) Shareholding interests in other listed companies

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

									Unit: HK Dollars million
Stock code	Stock short name		Initial Investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY	(1)	25,802	4,708,302,133	58.33	25,802	—	—	Long-term equity investments	Acquisition and further issue of shares

Note: (1)	The Group held the shares in Kunlun Energy Limited through Sun World Limited, an overseas wholly-owned subsidiary of the Company. The shares of Kunlun Energy Company Limited are listed on the Hong Kong Stock Exchange.

040

(2) Shareholding of interests in non-listed financial institutions

							Unit: RMB million
Name of investment target	Initial investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd	9,917	2,666,000,000	32.00	19,494	2,332	(452)	Long - term equity investment	Injection of capital
CNPC Captive Insurance Co., Ltd.	2,450	2,450,000,000	49.00	2,965	178	(10)	Long - term equity investment	Establishment by promotion

4. Significant Connected Transactions During the Reporting Period

Please refer to the section “Connected Transactions” in this annual report. During the reporting period, no substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

5. Material Contracts and the Performance Thereof

(1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profit for the year.

(2) The Company had no material guarantee during the current reporting period.

(3) The Company did not entrust any other person on material wealth management during the current reporting period.

(4) The Company had no material external entrustment loans during the current reporting period.

(5) The Company had no overdue principals or interests of material bank loans during the current reporting period.

(6) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

6. Performance of Undertakings

In order to support the business development of the Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transactions (the “Agreement”) with the Company on March 10, 2000. As at the end of the reporting period, except for those already performed, the undertakings not performed by CNPC included the following: (1) due to the fact that the laws of the jurisdiction where ADSs are listed prohibit local citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC failed to inject the overseas oil and gas projects in certain countries into the Company; (2) after execution of the Agreement, CNPC obtained certain business opportunities that competed or were likely to compete with the principal business of the Company, which is not in strict compliance with the Agreement. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain.

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In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company.

Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged.

Save for the above undertakings, there is no material undertakings given by the Company, any shareholders, ultimate controllers, purchasers, Director, Supervisor or senior management or other related parties during the reporting period.

7. Engagement and Disengagement of Firm of Accountants

During the reporting period, the Company has not changed its accounting firms.

During the reporting period, the Company retain KPMG Huazhen LLP to serve as the domestic auditors, and KPMG Certified Public Accountants as the overseas auditors, for 2017. Remuneration in respect of the 2017 audit work amounted to RMB53 million, mainly for the provision of auditing services for the Company’s domestic and international needs, in which the financial report auditing fee amounted to RMB44 million and the financial report internal control auditing fee amounted to RMB9 million. Please refer to Note 7 of the Financial Statements prepared in accordance with IFRS in this annual report for details of the remuneration of the auditors.

As at the end of the reporting period, KPMG Huazhen LLP and KPMG Certified Public Accountants have provided audit service to the Company for five years.

8. Penalties on the Company and its Directors, Supervisors, Senior Management, Controlling Shareholder and Ultimate Controller and Remedies Thereto

During the reporting period, none of the Company or its current Directors, Supervisors, senior management, controlling shareholder or ultimate controller of the Company was subject to any investigation by the competent authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was punished by other administrative authorities or was subject to any public criticisms made by a stock exchange.

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The incumbent Directors, Supervisors and senior management of the Company and those who retired during the reporting period did not receive the punishment from the securities regulation organisations in recent three years.

9. Creditworthiness of the Company and its Controlling Shareholder and Ultimate Controller

During the reporting period, the Company and its controlling shareholder and ultimate controller, CNPC, carried out various businesses in a continuous and steady way, adhering to the philosophy of good faith and the principle of compliance with laws and regulations, and did not incur any unperformed material court judgement that had come into force or any significant outstanding debt that had become due and payable.

10. Events after the Balance Sheet Date

In accordance with the Announcement on the Issues Relating to the Management over the Collection of the Refined Oil Consumption Tax (Announcement [2018] No.1 of the State Administration of Taxation), and whereby, as of March 1, 2018, all refined oil invoices shall be issued via the invoice module for refined oil in the new VAT invoice management system. With respect to gasoline, diesel, naphtha, fuel oil, lubricants that are purchased overseas, imported and recovered from commissioned processing and used to continually produce taxable refined oil, paid consumption tax shall be calculated and deducted as stipulated against the special invoice for refined oil recognised by the VAT invoice selection and confirmation platform, the special payment certificate for customs import tax and tax payment certificate (for withholding only). Save for the above, no vouchers shall be used as a certificate for deduction of consumption tax.

In accordance with the Notice Regarding Special Administration Over Substantial Violation of Laws and Regulations and Dishonest Behaviors in Oil Refining Industry (Fa Gai Ban Yun Xing [2018] No.25) promulgated by the NDRC and other ministries and committees, special administration will be carried out jointly with respect to serious violation of laws and regulations and dishonest behaviors in oil refining industry.

11. Other Significant Matters

(1) Adjustment to the Rate of Gas VAT

On April 28, 2017, the Ministry of Finance and the State Administration of Taxation promulgated the Notice Regarding Policies on Simplifying and Consolidating Rates of Value Added Tax (《關於簡並增值稅稅率有關政策的通知》, Cai Shui [2017] No.37), in order to further promote the transformation from sales tax to value added tax, and simplify the structure of VAT rates. As of July 1, 2017, VAT rates have been simplified from four to three grades (i.e. 17%, 11% and 6%), and the rate of 13% has been cancelled. The applicable VAT rate of natural gas has been reduced from 13% to 11%.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s natural gas business and will benefit the operating results of the Group.

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(2) Accelerate the Use of Natural Gas

On June 23, 2017, the NDRC, together with other Ministries and Commissions released the Circular on Printing and Issuing the Comments on Speeding up the Promotion of the Use of Natural Gas (《關於印發<加快推進天然氣利用的意見> 的通知》, Fa Gai Neng Yuan [2017] No. 1217) to accelerate the promotion of the massive, efficient and scientific use of natural gas in the fields such as town gas, industrial fuel, gas power generation and transportation, contributing to the coordinated development across the upstream, midstream and downstream of the industry and an obvious increase of the proportion of natural gas in non-renewable energy consumption. The overall objective is to try to raise the proportion of natural gas in the structure of non-renewable energy consumption structure to approximately 10% and approximately 15% and the effective working gas volume of underground gas storage to over 14.8 billion cubic metres and over 35 billion cubic metres above by 2020 and 2030, respectively.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s natural gas business and will benefit the operating results of the Group.

(3) Determination of Prices of Trans-Provincial Pipeline Transportation of Natural Gas On August 29, 2017, the NDRC issued the Notice on the Determination of Prices of Trans-Provincial Pipeline Transportation of Natural Gas (《關於核定天然氣跨省管道運輸價格的通知》, Fa Gai Jia Ge Gui [2017]No.1581). The prices of trans-provincial pipeline transportation of natural gas so determined shall be complied with as from September

1, 2017.

The above-mentioned event did not affect the continuity of the business operation of the Group and the stability of the management of the Group, and will not have any material impact on the continuing healthy development of business and the future financial position and operational results of the Group.

(4) Adjustment to the Price of Non-resident Natural Gas

On August 29, 2017, the NDRC released the Circular on Cutting down the Benchmark City Gate Price of Non-residential Natural Gas (《關於降低非居民用天然氣基準門站價格的通知》, Fa Gai Jia Ge Gui [2017] No.1582), and whereby the benchmark city gate price of non-residential natural gas will be reduced by RMB100 per thousand cubic metre as of September 1, 2017.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group, and will not have any material impact on the sustainable and healthy development of the business operation as well as the financial position and business operating results of the Group.

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CONNECTED TRANSACTIONS

CNPC is the controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions of the Group under the Listing Rules and the SSE Listing Rules. China National Oil and Gas Exploration and Development Corporation (“CNODC”), a wholly-owned subsidiary of CNPC, holds 50% interest in CNPC Exploration and Development Co., Ltd (“CNPC E&D”), a non-wholly owned subsidiary of the Group. Pursuant to the Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. Since December 28, 2006, the Group has held 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

PetroChina Beijing Natural Gas Pipeline Co., Ltd. is a non-wholly owned subsidiary of the Company, and no longer a non-substantial subsidiary of the Company since 2016. Beijing Gas Group Co.,Ltd. (“Beijing Gas”) holds 40% interest in PetroChina Beijing Natural Gas Pipeline Co., Ltd. Pursuant to the Listing Rules, Beijing Gas constitutes a substantial shareholder of PetroChina Beijing Natural Gas Pipeline Co., Ltd., and is a connected person of the Company. Transactions between the Group and Beijing Gas constitute connected transactions of the Group.

The following connected transactions constitute the connected transactions or continuing connected transactions as defined under Chapter 10 of the SSE Listing Rules or the Chapter 14A of the Listing Rules and satisfy relevant disclosure requirements thereof. For details of the following connected transactions, please refer to the relevant announcements published on the websites of the Shanghai Stock Exchange or the Hong Kong Stock Exchange and the Company. Note 56 set out thereto in the financial statements of the Company has properly disclosed connected transactions or continuing connected transactions pursuant to the Listing Rules.

Continuing Connected Transactions

(I) Continuing Connected Transactions with CNPC

The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company obtained the approval of the independent shareholders and independent Directors at the first extraordinary general meeting on October 29, 2014, and the third meeting of the Sixth Session of the Board of Directors on August 27, 2014 and August 28, 2014, respectively, for a renewal of and amendments to the existing continuing connected transactions and the new continuing connected transactions and for the proposed new caps for existing continuing connected transactions and new continuing connected transactions from January 1, 2015 to December

045

31, 2017. Details of the above transactions were set out in the Company’s announcements in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on August 28, 2014 and on the website of Shanghai Stock Exchange on August 29, 2014, respectively, the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on October 9, 2014, and the Company’s announcements in respect of passing resolutions at the extraordinary general meeting published on the website of the Hong Kong Stock Exchange on October 29, 2014 and on the website of the Shanghai Stock Exchange on October 30, 2014, respectively.

In 2017, the Group and CNPC carried out the continuing connected transactions referred to in the following agreements:

1. Comprehensive Products and Services Agreement

The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 28, 2014 (the “Comprehensive Agreement”) for the provision (A) by the Group to CNPC and jointly-held companies and (B) by CNPC and jointly-held companies to the Group, of a range of products and services. The Comprehensive Agreement entered into force on January 1, 2015 with an effective term of three years.

On August 24, 2017, the Group and CNPC renewed the Comrehensive Products and Services Agreement on basis of the Comprehensive Agreement in 2014 with an effective term of three years commencing from January 1, 2018 (the “New Comprehensive Agreement”). The New

Comprehensive Agreement contains all clauses from the Comprehensive Agreement entered into in 2014.

During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

(A) Products and Services to be provided by the Group to CNPC

Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services. In addition, the Group shall provide the jointly-held companies with financial services including but not limited to entrusted loans and guarantee.

(B) Products and Services to be provided by CNPC to the Group

More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:

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•	Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•	Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to water supply, electricity supply, gas supply and communications;

•	Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials;

•	Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and

•	Financial services, including loans and other financial assistance, deposit services, entrusted loans, settlement services and other financial services.

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

(a) government-prescribed prices; or

(b) where there is no government-prescribed price, then according to the relevant market prices; or

(c) where neither (a) nor (b) is applicable, then according to:

(i) the actual cost incurred; or

(ii) the agreed contractual price.

In particular, the Comprehensive Agreement stipulates, among other things, that:

(i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

(ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

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2. Product and Service Implementation Agreements

According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC, requiring such products or services, as appropriate.

Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

3. Land Use Rights Leasing Contract and Supplemental Agreement

The Company and CNPC signed the Land Use Rights Leasing Contract on March 10, 2000 under which CNPC has leased land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as relevant by both parties in negotiating and agreeing to any such adjustment.

Having regard to the operational need of the Company and changes in the property markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on August 25, 2011, pursuant to which the area of the leased land parcels was reconfirmed to be 1,783 million square metres and the annual rental fee was adjusted to no more than RMB3,892 million (exclusive of taxes and government charges). The supplemental agreement took effect from January 1, 2012 after the approval of the Board of Directors. The details of the supplemental agreement were set out in the Company’s announcements in respect of continuing connected transactions published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on August 25, 2011 and August 26, 2011, respectively, and the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 5, 2011.

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On August 28, 2014, the parties re-confirmed in a letter of confirmation as agreed that the area of the leased land was 1,777 million square metres, and the annual rental was adjusted to no more than RMB4,831 million (exclusive of taxes and government charges). The letter of confirmation became effective as from January 1, 2015.

On August 24, 2017, the parties re-confirmed in a letter of confirmation as agreed that the area of the leased land was 1,773 million square metres, and the annual rental was adjusted to no more than RMB5,783 million (exclusive of taxes). The letter of confirmation became effective as from January 1, 2018.

4. Buildings Leasing Contract (Amended)

On August 25, 2011, the Company entered into an amended Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed on the average rental fee of buildings under the amended Buildings Leasing Contract, which is RMB1,049 yuan per year per square metre. The Buildings Leasing Contract will expire on November

4, 2019. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price. On August 28, 2014, the parties re-confirmed in a letter of confirmation as agreed that the area of leased building to be 1,179,586 square meters and the annual rental fee was adjusted to RMB708 million or less. The letter of confirmation became effective as from January 1, 2015. On August 24, 2017, the parties entered into a new agreement pursuant to which the area of the leased building was 1,152,968 square metres, and the annual rental was no more than RMB730 million. The agreement became effective as from January 1, 2018 for a term of 20 years.

5. Intellectual Property Licensing Contracts

The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

6. Contract for the Transfer of Rights under Production Sharing Contracts

The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company

049

relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.

As of December 31, 2017, CNPC has been in the process of executing in aggregate 33 projects contemplated under the production sharing contracts, in respect all of which the transfer of rights under the production sharing contracts between CNPC and the Company has been completed. CNPC has assigned to the Company all of its rights and obligations under the production sharing contracts at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.

As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract and the Contract for the Transfer of Rights under Production Sharing Contracts is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Directors believe that these continuing connected transactions were entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.

(II) Continuing Connected Transactions with CNPC E&D

On December 28, 2006, the following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006:

•	the provision of production services by CNPC to the Group;

•	the provision of construction and technical services by CNPC to the Group;

•	the provision of material supply services by CNPC to the Group.

Upon completion of the acquisition of PKZ, PKZ became a subsidiary (as defined under the Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the Listing Rules. The caps for these continuing connected transactions have already been included within the caps for the continuing connected transactions between the Group and CNPC.

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(III) Continuing Connected Transactions with Beijing Gas

Pursuant to the Listing Rules, the Group and Beijing Gas are currently engaged in the continuing connected transaction as specified in the agreement mentioned below. The transactions and annual caps were approved by the Board of Directors on August 24, 2016 and the relevant disclosure procedures were completed.

The Company entered into a product and service agreement with Beijing Gas, pursuant to which the Group would provide products and services for Beijing Gas on a continuing basis, including but not limited to the provision of natural gas and related pipeline transmission services. The agreement would be effective for three years from January 1, 2016.

During the effective term of the agreement, any party to any specific agreement relating to any one or more types of products or services can terminate such specific agreement at any time by a written notice of at least six months. However, with regard to any provision of product or service for which there is already an agreement, a party thereto may only terminate such agreement after the relevant product or service is provided. Pursuant to the agreement, the pricing principals for products and services are as follows: (a) for the natural gas with government-prescribed price, the Group shall use the city gate price for non-residential users prescribed in the Notice on Reducing the City Gate Price of Natural Gas for Non-residential Use and Further Promoting the Reform of Prices Marketisation

(《關於降低非居民用 天然氣門站價格並進一步推進價格市場化改革的通知》 , Fa Gai [2015] No.2688) issued by NDRC as benchmark and may determine the specific city gate price within the range of an upward adjustment of 20% (which was allowed from November 20, 2016) and an unlimited downward adjustment upon negotiation and (b) for the natural gas without government-prescribed price, the Group shall set its price by reference to the natural gas with government-prescribed price and the range of an upward adjustment will be further negotiated. All the pipeline transportation services fees have been included in the natural gas city gate price and will not be charged otherwise.

Caps for the Continuing Connected Transactions

The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2015 to December 31, 2017:

(A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract and its supplemental contract, (c) Buildings Leasing Contract (amended), and (d) Product and Service Agreement with Beijing Gas, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

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	Proposed annual caps
Category of Products and Services	2015	2016	2017
	RMB million
(i) Products and services provided by the Group to the CNPC and jointly-held companies	179,863	185,905	195,310
(ii) Products and services provided by CNPC to the Group
(a) Construction and technical services	301,209	302,950	276,386
(b) Production services	284,362	296,073	309,909
(c) Supply of materials services	42,346	39,995	40,977
(d) Social and ancillary services	10,144	10,626	11,137
(e) Financial Services
- Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits (Among which, the aggregate of daily highest amount of deposits with China Petroleum Finance Co., Ltd and total amount of interests accrued thereon shall not exceed RMB56,642 million)	70,000	70,000	70,000
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	1,314	1,972	2,320
- Rents and other payments made under financial leasing	10,000	10,000	10,000
(iii) Financial services provided by the Group to the jointly-owned companies	32,579	31,971	31,362
(iv) Fee for land leases paid by the Group to CNPC (excluding taxes)	4,831	4,831	4,831
(v) Rental for buildings paid by the Group to CNPC	708	708	708
(vi) Provision of products and services to Beijing Gas by the Group	—	27,655	29,425

(B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at nil consideration.

Independent Non-Executive Directors’ Confirmation

In relation to the continuing connected transactions undertaken by the Group in 2017, the independent non-executive Directors of the Company confirm that:

(i) the connected transactions mentioned above have been entered into during the usual course of business of the Company;

(ii) the connected transactions mentioned above have been entered into based on normal commercial terms or better terms; and

(iii) the connected transactions mentioned above have been conducted in accordance with the agreements governing such transactions and their terms are fair and reasonable and consistent with the interests of shareholders as a whole.

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Auditor’s Confirmation

The auditor of the Company has audited the abovementioned transactions and has provided the Board of Directors with a letter indicating that they are aware of nothing which causes them to believe the connected transactions:

(i) have not been approved by the Board of Directors of the Company;

(ii) regarding providing products or services of the Group have not been proceeded in accordance with the pricing policies in all material aspects;

(iii) have not been proceeded in accordance with the terms of the relevant transaction agreements; and

(iv) are above the caps.

The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

Connected sales and purchases

	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party
	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
Connected parties	RMB million	%	RMB million	%
CNPC and its subsidiaries	92,173	4.57	315,152	16.76
Other connected parties	27,293	1.34	30,719	1.63
Total	119,466	5.91	345,871	18.39

Connected obligatory rights and debts

					Unit: RMB million
	Funds provided to connected party			Funds provided to the Group by connected party
Connected parties	Opening balance	Occurrence amount	Closing balance	Opening balance	Occurrence amount	Closing balance
CNPC and its subsidiaries	—	—	—	255,285	(46,890)	208,395
Other connected parties	7,988	7,617	15,605	—	—	—
Total	7,988	7,617	15,605	255,285	(46,890)	208,395

053

CORPORATE GOVERNANCE

1. Improvement of Corporate Governance

During the reporting period, the Company operated in accordance with domestic and overseas regulatory requirements. In accordance with the Articles of Association, relevant laws and regulations, the securities regulatory rules of the jurisdictions in which the Company was listed, and in light of the actual conditions of the Company, the Company kept forming, improving and effectively implementing various systems and related procedures for the Board of Directors and each of the special committees under the Board of Directors.

The Company has amended its Articles of Association, the Rules of Procedure of the Shareholders’ Meeting of PetroChina Company Limited, the Rules of Procedure of the Board of PetroChina Company Limited (the “Rules of Procedure of the Board”) and the Rules of Organisation and Procedure of the Supervisory Committee of PetroChina Company Limited pursuant to the regulatory requirements. The main amendments were reviewed and approved in the first extraordinary general meeting of the Company in 2017. Please see the announcements made by the Company on the Shanghai Stock Exchange (No. Lin 2017-038, No. Lin 2017-039 and No. Lin 2017-045) and the Hong Kong Stock Exchange on August 24, 2017 for details. During the reporting period, the Company took active steps to push forward the construction of the Board as a diversified team in terms of professional knowledge, nationality and gender. Meanwhile, the Company adjusted the composition of its Board committees based on professional knowledge and industrial experience.

The Measures on Management of Information Disclosure and the Measures on Registration of Information Insiders increased the accountability on the relevant personnel with information disclosure responsibilities and enhanced confidentiality in respect of the information in annual reports of the Company. During the reporting period, the above measures were effectively implemented by the management of the Company and the Company is not aware of any information insider who has breached relevant rules on dealing with the shares of the Company.

During the reporting period, the corporate governance of the Company was in compliance with the regulatory requirements on corporate governance of listed companies issued by the regulatory authorities and stock exchanges of the places of listing. Checks and balances were achieved through the coordination among the shareholders’ meeting, the Board of Directors and its special committees, the Supervisory Committee and the management headed by the President. Together with the effective internal control and management systems, the Company’s internal management and operations were further standardised and its management level continued to improve.

2. Improvement of Internal Control System

The Company places great emphasis on internal control and risk management. The Company established and effectively operated internal control system in compliance with the regulatory requirements of the places of listing.

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The Company strictly complied with professional financial processes and standards to ensure the truthfulness, accuracy and effectiveness of its financial reports. The Company further strengthened its implementation of the information disclosure system, the criteria for identifying material issues and their reporting procedures, and the procedures through which discloseable information is gathered, consolidated and disclosed. Meanwhile, the Company improved its internal control testing, and promoted active communicate with the external auditor. Efforts were also made to strengthen the training of internal control and supervision team members, to allocate the rectification accountability and to intensify the supervision over rectification.

In 2017, the Company continued to improve its internal control system by intensifying risk assessment, optimising business processes and improving supervision and appraisal continuously so as to ensure that the internal control system kept operating effectively.

The Reform and Corporate Management Department of the Company is responsible for organising and coordinating the internal control testing conducted internally and externally, supervising the rectification, and organising operational evaluation of the internal control system.

The Audit Committee convened four meetings in 2017 and carefully listened to the internal control reports at such meetings. The Audit Committee considered that the Company had followed the annual work arrangements and carried out the construction of the internal control system in an effective way so that no material risk event had occurred, other issues were reduced gradually as well. The Company achieved excellent results in this regard and maintained a good corporate image in the capital market. The Audit Committee suggested that the Company should strengthen supervision to ensure that the internal control system operate effectively, pay more attention to material risk events and strengthen the investigation of liabilities, thus reinforcing the internal control work results.

After the promulgation of Notice of the Ministry of Finance, the CSRC, the National Audit Office and the CIRC on Issuing the Basic Internal Control Norms for Enterprises

(《財政部、證監會、審計署、銀監會、保監會關於印發 <企業內部控制基本規范>的通知》, Cai Kuai [2008] No.7), the Company proactively organised a careful analysis and study with the conclusion that the existing internal control system of the Company can basically satisfy the requirements of such standards. Meanwhile, with regard to some discrepancies, the Company proposed specific appropriate measures for rectification and implemented them thoroughly in terms of both design and operation, thus ensuring the continuity and completeness of the Company’s internal control system and the effective operation of such system in compliance with the regulatory requirements.

The Board is responsible for establishing and maintaining sufficient internal control system that is relevant to financial reporting, and reviewing the risk management and internal control system of the Company annually. The Board evaluated the internal control and risk management of the Group based on regulatory requirements and believes it is effective and adequate as at December 31, 2017. Such internal control and risk management system aims to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable rather than absolute warranty that there will not be any material misrepresentation or loss. The Company discloses the internal report and internal audit report separately. KPMG Huazhen LLP engaged by the Company audited the effectiveness of the internal control system in relation to financial reporting and issued a standard and unqualified audit opinion.

The Company always attaches importance to information disclosure, and strictly complies with various regulatory rules of the places of listing. The Company continuously sorts out and perfects the implementation rules of information disclosure in terms of system structure

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and on an institutional level. The Company established an information disclosure management system to disclose information in a timely and compliant manner according to the various requirements and procedures of regulatory rules of the places of listing. The Company has specific departments responsible for inside information disclosure and prohibits employees from dealing or procuring others to deal the Company’s shares using inside information. During the reporting period, the Company truly, accurately and completely disclosed various information in a timely manner, which ensured that all shareholders had equal opportunities to get relevant information of the Company, and enhanced the transparency of Company’s corporate governance.

3. Performance of Independent Directors’ Duties

In 2017, the independent Directors of the Company earnestly and diligently performed their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents and actively participated in the general meetings and meetings of the Board of Directors and its special committees (please refer to the section on “Directors’ Report” in this annual report for detailed information on the attendance of the meetings). They expressed their views objectively and independently and protected the lawful interests of all the shareholders of the Company, in particular, those of the non-controlling interest shareholders. They played a part in the checks and balances of the decision making process of the Board of Directors. Independent Directors reviewed regular reports diligently. They had discussions with external auditors for annual audit before and after their year-end auditing. Such meetings were held prior to meetings of the Board of Directors. They monitored and procured that the Company made disclosures in compliance with the relevant laws, regulations as well as rules of the Company on information disclosure, thus ensuring the truthfulness, accuracy and completeness of the Company’s information disclosure. During the reporting period, the independent Directors of the Company did not raise any objection to any resolutions or other matters discussed at the meetings of the Board of Directors. Meanwhile, the independent Directors kept themselves informed of relevant laws, regulations and regulatory rules. In accordance with the requirement of the regulatory authority for independent directors to make on-site visit, training and research, the Company formulated the relevant plan for 2017 and implemented accordingly. Successively, the Company sent Mr. Lin Boqiang and Mr. Zhang Biyi to Lanzhou Petrochemical Company to conduct an on-site visit and research of the production and operation, environmental protection, risk control and market development of downstream petrochemical enterprises; sent Mr. Simon Henry to the North China Oil Field to conduct an on-site visit and research of the production and operation of oil fields and the utilisation of natural gas. Mr. Lin Boqiang used a business trip opportunity to visit the West-to-East Gas Transmission Pipeline Company, where he discussed the trends of the natural gas market and the price reform of natural gas with relevant enterprises. Mr. Simon Henry also made use of his spare time when attending meetings of the Company to thoroughly discuss the costs control, capital operation, capitalisation management, acquisition and merger transactions of the Company with relevant business departments. Through such activities, independent Directors improved their understanding of the principal business of the Company from multiple channels and perspectives. This practice has achieved fairly good results. During the reporting period, Mr. Tokuchi Tatsuhito and Ms. Elsie Leung Oi-sie took part in the special training organised by the Shanghai Stock Exchange and were qualified as independent directors. Mr. Zhang Biyi participated in a series of research and training activities organised by the regulatory authority in respect of operating practices of board of directors by a visit to Temasek.

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4. Independence of the Company from the Controlling Shareholder

The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset, organisational structure and finance. The Company has independent and comprehensive business operations and management capabilities in market.

5. Senior Management Evaluation and Incentive Scheme

During the reporting period, in accordance with the “Measures of Evaluation of Annual Performance of the President’s Work Team”, the Company evaluated the completion of the performance targets of 2017 by the President’s team with reference to the achievement of the performance targets in 2017 and the business development plan of 2018, and formulated the performance contract for the President’s team for 2018. The “Report on Evaluation of the President’s Operating Results for 2017 and the Formulation of President’s Performance Contracts for 2018” was reviewed and approved at the first meeting of Board of Directors in 2018.

During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management of PetroChina Company Limited” and the “Pilot Measures of Evaluation of Economy Value Added of Senior Management”, appraisals on members of the senior management from specialised companies, local companies and the science and research planning departments with respect to their achievement of the performance targets for 2017. Rewards and punishments were made on the basis of the performance evaluation. With reference to the business development plan and key tasks of the Company for 2018 as well as the positions and duties of the various management officers, the Company formulated performance contracts for 2018 and signed with the middle and above level management officers. The Company sticked to follow-up evaluation of quarterly performance targets and advanced quarterly performance compensation to senior management accordingly.

6. Corporate Governance Report

(1) Compliance with the Corporate Governance Code

Save as disclosed below, for the year ended December 31, 2017, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules:

After the Company additionally appointed a director on October 20, 2016, the number of independent nonexecutive directors falls below one-third of the Board. Upon careful consideration about the laws and regulations of the places of listing, the background of the industry that the Company is engaged in and the existing corporate structure of the Company, the members of the board of directors elected at the 2016 annual general meeting of the Company held on June 8, 2017 all meet the regulatory rules and are complied with Rule 3.10A of the Listing Rules.

(2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). After enquiries being made to all the Directors and Supervisors, each Director and Supervisor

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has confirmed to the Company that each of them has complied with relevant standards set out in the Model Code in the reporting period.

(3) Board of Directors

In accordance with the provisions of the Listing Rules

relating to the composition of the Board of Directors, at least one thirds of the members of the Board of Directors shall be independent non-executive directors, and at least one of whom must possess appropriate professional qualifications or expertise in accounting or financial management. Currently the Board of Directors consists of 14 members, specifically as follows:

Name	Gender	Age	Position
Wang Yilin	Male	61	Chairman
Zhang Jianhua	Male	53	Vice Chairman and non-executive Director
Wang Dongjin	Male	55	Vice Chairman, executive Director and President
Yu Baocai	Male	52	Non-executive Director
Liu Yuezhen	Male	56	Non-executive Director
Liu Hongbin	Male	54	Non-executive Director
Hou Qijun	Male	51	Executive Director and Vice President
Duan Liangwei	Male	50	Non-executive Director
Qin Weizhong	Male	46	Non-executive Director
Lin Boqiang	Male	60	Independent non-executive Director
Zhang Biyi	Male	64	Independent non-executive Director
Elsie Leung Oi-sie	Female	78	Independent non-executive Director
Tokuchi Tatsuhito	Male	65	Independent non-executive Director
Simon Henry	Male	56	Independent non-executive Director

Note:	On June 8, 2017, the 2016 annual general meeting of the Company elected Mr. Wang Yilin, Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Hou Qijun, Mr. Duan Liangwei and Mr. Qin Weizhong as Directors of the Company and elected Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors of the Company. The Board of Directors comprises 14 Directors including Mr. Zhang Jianhua who was elected as a Director of the Company at the first extraordinary general meeting in 2016. Mr. Xu Wenrong, Mr. Shen Diancheng, Mr. Zhao Zhengzhang, Mr. Richard H. Matzke and Mr. Chen Zhiwu ceased to be Directors of the Company. On June 8, 2017, the Board of Directors of the Company elected Mr. Wang Yilin as Chairman of the Company and Mr. Zhang Jianhua and Mr. Wang Dongjin as Vice Chairmen of the Company.

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Pursuant to the Articles of Association and Rules of Procedure for the Board of Directors, the Board of Directors convened 8 meetings of Board of Directors, including 5 on-site regular meetings and 3 extraordinary meetings by written signatures and passed 30 resolutions of the Board of Directors in 2017. For details of the composition of the Board of Directors and attendance rate of Directors at on-site regular meetings of the Board of Directors during the year, please refer to the section “Members of the Board of Directors and the attendance rate of Directors” in the “Directors’ Report” of this annual report.

There is no relationship (including financial, business, family or other material or relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.

(4) Operations of the Board of Directors

The Company’s Board of Directors is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. The powers and duties of the Board of Directors and the management have been clearly specified in the Articles of Association, with the aim to provide adequate check and balance mechanism for good corporate governance and internal control. In accordance with the Articles of Association or as authorised by the shareholders, the Board of Directors makes decisions on certain important matters, including annual plans for principal operations development and investment; annual criteria for assessment of the performance of members of operation teams of the Company and annual remuneration plans; distribution plans in respect of interim profit; and corporate reorganisation of the Company. The remuneration of the Directors of the Company is determined by the Board as authorised by the shareholders’ general meetings, with a calculation based on responsibilities and performances of Directors and performance of the Group. The Directors and the Board of Directors carry out corporate governance duties in a serious and responsible manner. The Directors attend the meetings of the Board of Directors in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation teams of the Company. Led by the President, the management of the Company is responsible for implementing the resolutions approved by the Board of Directors and administering the Company’s day-to-day operation and management.

The Company has received a confirmation of independence from each of the five independent non-executive Directors pursuant to Rule 3.13 of the Listing Rules. The Company considers that the five independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and fully comply with the requirements concerning independent non-executive Directors under the Listing Rules. Mr. Zhang Biyi, the independent non-executive Director, has appropriate accounting and financial experience as required under Rule 3.10 of the Listing Rules. Please see the section headed the Brief Biography of the Directors under the “Directors, Supervisors, Senior Management and Employees” section of this annual report for biographical details of Mr. Zhang Biyi. The five independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.

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The Board of Directors has established five committees: the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations on the improvement of the corporate governance of the Company.

In 2017, the Board has performed the corporate governance obligations set out below as provided in the Listing Rules: (a) to develop and review the Company’s policies and practices on corporate governance and make recommendations; (b) to review and monitor the training and continuous professional development of directors and senior management; (c) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (d) to review the Company’s compliance with Corporate Governance Code and disclosure in this annual report.

(5) The Chairman, Vice Chairman and President

In 2017, Mr. Wang Yilin was the Chairman of the Board of Directors of the Company, Mr. Zhang Jianhua was the Vice Chairman and non-executive Director and Mr. Wang Dongjin was the Vice Chairman, executive Director and President of the Company. Pursuant to the Articles of Association,

the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. Pursuant to the Articles of Association, the primary duties and responsibilities of the Vice Chairman are when the Chairman is unable to exercise his powers, such powers shall be exercised by the Vice Chairman who has been designated by the Chairman to exercise such powers on his behalf. The primary duties and responsibilities of the President are managing production and operation, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those who should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association and the Board of Directors.

(6) Term of Office of Directors

Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.

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(7) Training Attended by Directors and Company Secretary

In 2017, the Directors and the secretary to the Board of Directors participated in continuous professional development programmes to develop and update their knowledge and skills, with view to contributing to the Board of Directors with sufficient information and up to its requests. Details of trainings attended by all of the Directors and the secretary to the Board are set out as below:

		Updates on corporate governance/legislations, rules and regulations		Accounting/finance/business management and productions and operations of the Company
Names	Positions	Reading relevant materials	Attending training and seminars	Reading relevant materials	On-site visits
Wang Yilin	Chairman	✓	✓	✓
Zhang Jianhua	Vice Chairman and non-executive Director	✓	✓	✓
Wang Dongjin	Vice Chairman, executive Director and President	✓	✓	✓
Yu Baocai	Non-executive Director	✓	✓	✓
Liu Yuezhen	Non-executive Director	✓	✓	✓
Liu Hongbin	Non-executive Director	✓	✓	✓
Hou Qijun	Executive Director and Vice President	✓	✓	✓
Duan Liangwei	Non-executive Director	✓	✓	✓
Qin Weizhong	Non-executive Director	✓	✓	✓
Lin Boqiang	Independent non-executive Director	✓	✓	✓	✓Twice
Zhang Biyi	Independent non-executive Director	✓	✓	✓	✓Once
Elsie Leung Oi-sie	Independent non-executive Director	✓	✓	✓
Tokuchi Tatsuhito	Independent non-executive Director	✓	✓	✓
Simon Henry	Independent non-executive Director	✓	✓	✓	✓Once
Wu Enlai	the secretary to the Board	✓	✓	✓

(8) Nomination Committee

The Nomination Committee of the Board of Directors comprises three Directors, including two independent non-executive Directors, with Mr. Wang Yilin (Chairman) as the chairman of the committee, and Mr. Lin Boqiang and Mr. Zhang Biyi (both independent non-executive Directors) as members. The main duties of the Nomination Committee are as follows: regularly examining and discussing the structure, number of members and composition of the Board of Directors and making recommendations on the change of the Board of Directors in compliance with the strategy of the Company; researching the

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standards and procedures for the selection of Directors, President and other senior management Personnel and making recommendations thereon to the Board of Directors; researching the diversification policy of the composition of the Board of Directors and the training system of the Directors and the management; selecting qualified candidates for Directors and senior management personnel, examining the candidates for Directors and the President and making recommendations thereon; accepting the candidate proposals made by persons entitled to nominate such candidates in accordance with the Articles of Association; reviewing the independence of independent non-executive Directors and providing an assessment opinion; appointing representatives to attend the general meeting to answer inquiries of investors about the work of the Nomination Committee; and other duties as required by relevant laws and regulations or listing rules of places where the Company is listed and any such other matters as authorised by the Board of Directors.

The Nomination Committee convened five meetings during the reporting period:

On January 23, 2017, the Nomination Committee convened a meeting by way of written circular to consider the Proposal for Nominating Mr. Chai Shouping as Chief Financial Officer of the Company and passed a resolution thereon.

On March 28, 2017, the Nomination Committee met to review the Report on the Review and Appraisal of Performance of the Board of Directors of the Company in 2017 and passed a resolution thereon.

On April 26, 2017, the Nomination Committee met to consider the Proposal for Election of Directors and passed a resolution thereon.

On June 8, 2017, the Nomination Committee convened a meeting by way of written circular to consider the Proposal for Adjusting the Composition of Committees of the Board and the Proposal for Appointing Mr. Hou Qijun as Vice President of the Company and passed resolutions thereon.

On December 27, 2017, the Nomination Committee met to consider the Proposal for Appointing Vice Presidents of the Company, pursuant to which Mr. Ling Xiao, Mr. Yang Jigang and Mr. Wang Zhongcai were nominated as Vice Presidents of the Company and Mr. Huang Weihe, Mr. Xu Fugui and Mr. Lv Gongxun ceased to be Vice Presidents of the Company due to age, and passed a resolution thereon.

The attendance of the members of the Nomination Committee at the meetings is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Wang Yilin	5	5	0
Member	Lin Boqiang	5	5	0
Member	Zhang Biyi	5	5	0

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(9) Audit Committee

The Audit Committee of the Company comprises two independent non-executive Directors, with Mr. Lin Boqiang as the Chairman, Mr. Zhang Biyi as a member, and a non-executive Director, Mr. Liu Yuezhen as a member.

Under the Rules of Procedures of the Audit Committee of the Company, the chairman of the committee must be an independent non-executive Director and all resolutions of the committee shall be approved by the independent non-executive Directors. The major responsibilities of the Audit Committee of the Company are: reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board of Directors in writing on the financial reports of the Company (including annual reports, interim reports and quarterly reports) and related information; reviewing and supervising the work conducted by the internal audit department in accordance with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; reviewing and supervising the engagement of external auditors and their performance; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; liaising with the Board of Directors, the senior management and external accountants on a regular basis; meeting with external accountants and the Company’s own legal counsel at least once a year; and reporting regularly to the Board of

Directors in respect of any significant matters which may affect the financial position and business operations of the Company and in respect of the self-evaluation of the committee on the performance of their duties.

During the reporting period, the Audit Committee held six meetings:

On March 29, 2017, the Audit Committee met to review seven proposals or reports, including the Annual Financial Report of the Company for 2016, the Profit Distribution Proposal for 2016, the Report on the Company’s Continuing Connected Transactions in 2016, the Report on Internal Controls of the Company in 2016, the Report on Audit Work of the Company in 2016, the Report of KPMG Addressed to the Audit Committee and the Proposal for Appointing the Domestic and Overseas Accounting Firms of the Company for 2017 and passed resolutions thereon.

On April 26, 2017, the Audit Committee convened a meeting by way of written circular to review the First Quarterly Report of the Company for 2017 and passed a resolution thereon.

On June 7, 2017, the Audit Committee met to review three proposals or reports, including the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

On August 22, 2017, the Audit Committee met to review seven proposals or reports, including the Interim Financial Report of the Company for 2017, the Interim Profit Distribution Proposal of the Company for 2017, the Interim

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Report on the Continuing Connected Transactions of the Company in 2017, the Report on Internal Controls, the Report on the Audit Work of the Company, the Report of KPMG Addressed to the Audit Committee and the Proposal for Payment of the Audit Fees of KPMG for 2017 and passed resolutions thereon.

On October 30, 2017, the Audit Committee convened a meeting by way of written circular to review the Third Quarterly Report of the Company in 2017 and passed a resolution thereon.

On November 29, 2017, the Audit Committee met to review three proposals or reports, including the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

The resolutions and review opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The attendance of the members of the Audit Committee at meetings are as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)	Remarks
Chairman	Lin Boqiang	6	6	0
Member	Zhang Biyi	6	5	1
Member	Liu Yuezhen	6	3	3

(10) Examination and Remuneration Committee

The Examination and Remuneration Committee of the Company consists of three Directors, including two independent non-executive Directors. The Appraisal and Remuneration Committee is chaired by Ms. Elsie Leung Oi-sie (independent non-executie Director), with the other two members being Mr. Tokuchi Tatsuhito (independent non-executie Director) and Mr. Yu Baocai (non-executive Director). The composition is in compliance with the requirements of the Corporate Governance Code.

The main duties and responsibilities of the Examination and Remuneration Committee are: considering the performance assessment criteria of Directors and management, conducting performance assessment and making relevant recommendations; considering and reviewing remuneration policies and schemes in respect of Directors and senior management (including compensations to Directors and senior management for loss of office or retirement); organising the performance assessment on the President and reporting to the Board of Directors; monitoring the performance assessments to be conducted by the President on Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior managers; considering the Company’s incentive programme and remuneration system; monitoring and appraising the effectiveness of their implementation, and providing recommendations for change and improvement; and other duties as required by relevant laws and regulations or listing rules of place where the Company is listed and any such other matters as authorised by the Board of Directors.

The Examination and Remuneration Committee held one meeting during the reporting period, which was held on March 29, 2017. Mr. Richard H. Matzke, the then Chairman of the Examination and Remuneration Committee, Mr. Lin Boqiang and Mr. Yu Baocai attended such meeting and considered the Report on Assessment of the Results of Operations by the President’s Work Team for 2016 and the Formulation of President’s Performance Contract for 2017 and passed a resolution thereon. The attendance of the members of the Examination and Remuneration Committee at the meeting is as follows:

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Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Elsie Leung Oi-sie	0	0	0
Member	Tokuchi Tatsuhito	0	0	0
Member	Yu Baocai	1	1	0

Note:	Prior to June 2017, the committee was chaired by Mr. Richard H. Matzke, with the other two members being Mr. Lin Boqiang and Mr. Yu Baocai (non-executive Director).

(11) Investment and Development Committee

The Investment and Development Committee convened one meeting by way of written circular on November 20, 2017, at which the committee reviewed the Business Development and Investment Plan of the Company for 2018 and passed a resolution thereon.

The attendance of the members of the Investment and Development Committee at the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Wang Dongjin	1	1	0
Member	Simon Henry	1	1	0
Member	Liu Hongbin	1	1	0

Note:	Prior to June 2017, the committee was chaired by Mr. Wang Dongjin, with the other two members being Mr. Chen Zhiwu and Mr. Liu Hongbin (non-executive Director).

(12) Health, Safety and Environmental Protection Committee

On March 16, 2017, the Health, Safety and Environmental Protection Committee convened a meeting which was attended by Mr. Zhang Jianhua, chairman of the committee, and the then member Mr. Xu Wenrong, Mr. Shen

Diancheng and Mr. Zhao Zhengzhang and reviewed the Health, Safety and Environmental Protection Report of the Company for 2016 and passed a resolution thereon.

The attendance of the members of the Health, Safety and Environmental Protection Committee at the meeting is as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)
Chairman	Zhang Jianhua	1	1	0
Member	Hou Qijun	0	0	0
Member	Duan Liangwei	0	0	0
Member	Qin Weizhong	0	0	0

Note:	Prior to June 2017, the committee was chaired by Mr. Zhang Jianhua, with the other members being Mr. Xu Wenrong, Mr. Shen Diancheng and Mr. Zhao Zhengzhang.

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(13) Shareholders and Shareholders’ General Meetings

For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Rights and Shareholders’ Meetings” in this annual report.

(14) Supervisors and the Supervisory Committee

The Supervisory Committee of the Company now comprises nine members, including five Supervisors representing shareholders (including one Chairman of the Supervisory Committee) and four Supervisors representing employees. The Supervisory Committee of the Company reports to the shareholder’s general meeting and exercises the following functions: to review and propose written review opinion on the regular reports of the Company drafted by the Board of Directors; to review the financials of the Company; to supervise the conducts of the Directors, President, Senior Vice Presidents, Vice Presidents, chief financial officer and other senior management officers carrying out Company duties, and to propose removal suggestions of the aforesaid officers if they violate laws, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meetings; to ask the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers to rectify if their conducts violate the interest of the Company; to verify the financial materials including financial reports, operation reports and profit distribution plans to be proposed by the Board of Directors to the shareholders’ general meeting, and, if there is any doubt, appoint Certified Public Accountants and practicing auditors to review in the name of the Company; to propose extraordinary shareholders’ meeting and to convene and chair shareholders’ general meetings when the Board fails to perform its duty under the Company Law to convene and chair shareholders’ general meetings; to make proposals for the shareholders’ general meetings; to represent the Company to negotiate with Directors or to bring litigation claims against the Directors, President, Senior Vice Presidents, Vice Presidents, Chief Financial Officer and other senior management officers in accordance with Article 152 of the Company Law; to conduct investigation in the event of abnormal operation of the Company; to conduct annual review of external auditors regarding their performance together with the Audit Committee of the Board of Directors and to make suggestions regarding engagement, renewal of engagement and dismissal of external audits and their audit service fees to the shareholders’ general meetings; to supervise the compliance of the connected transactions. During the reporting period, the Supervisory Committee conducted five meetings, including three on-site meetings and two meetings by circulation of written notice, conducted review of the 2016 annual report, the First Quarterly Report, Interim Report, and the Third Quarterly Report of 2017 of the Company; attended four meetings of the Board of Directors, issued five opinions of the Supervisory Committee; attended the shareholders’ general meetings twice and proposed three proposals to the shareholders’ general meetings.

The Supervisory Committee of the Company discharged its duties diligently in accordance with the Articles of Association, including convening Supervisory Committee meetings, attending all Board meetings and persistently reporting their work to the shareholders’ general meeting, submitting the Supervisory Committee Report and related proposals. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, President and other

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senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has made good recommendations to major matters of the Company including production, operation and investment projects.

(15) Directors’ Responsibility in Preparing Financial Statements

The Directors are charged with the responsibility to prepare the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

(16) Going Concern

The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

(17) Remuneration of the Auditors

For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of “Significant Events” for the part entitled “Engagement and disengagement of firm of accountants” in this annual report.

(18) Others

Relevant information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance regulations pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access to such information by following these steps:

1. From our main web page, click “Investor Relations”;

2. Next, click “Corporate Governance Structure”;

3. Finally, click on the information you are looking for.

The Board of Directors will review such rules in accordance with the relevant regulatory requirements and the actual circumstances of the Company on an annual basis.

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SHAREHOLDERS’ RIGHTS AND

SHAREHOLDERS’ MEETINGS

1. Shareholders’ rights

(1) Shareholders’ procedures to propose to convene an extraordinary general meeting

To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Articles of Association of the Company provides that an extraordinary general meeting or class meeting may be called upon by shareholders according to the following procedures: one or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/are entitled to request the Board of Directors to convene an extraordinary general meeting or class meeting in writing. The Board of Directors shall, within ten days upon receipt of the request, make available their written comments on their agreeing or disagreeing with the convening of such extraordinary general meeting or class meeting.

If the Board of Directors agrees to convene such extraordinary general meeting or class meeting, it shall, within five days upon passing the Board resolution on the same, serve a notice of the meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Board of Directors disagrees to convene such extraordinary general meeting or class meeting, or fails to respond within ten days upon receipt of the request, the individual or the shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/ are entitled to recommend in writing to the Supervisory Committee to convene such extraordinary general meeting or class meeting.

If the Supervisory Committee agrees to convene such extraordinary general meeting or class meeting, it shall, within five days upon receipt of such request, serve a notice of meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Supervisory Committee fails to serve the notice of shareholders’ meeting within the period as provided, it shall be deemed as the Supervisory Committee not convening and presiding over the meeting. One or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights for 90 consecutive days or above is/ are entitled to convene and preside over such meeting on its/ their own.

(2) Procedures for putting proposals to a general meeting

Pursuant to the Articles of Association in respect of convening an annual general meeting, any shareholder(s) holding 3% or above of the total number of shares of the Company with voting rights may put forward any provisional proposal(s) in writing to the convenor ten days prior to the general meeting. The convenor shall, within two days upon

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receipt of the proposal(s), serve a supplemental notice of general meeting, announcing the contents of such provisional proposals. The contents of any such proposals shall fall within the purview of the general meeting, with clear and definite issues for consideration and substantive matters for resolution and in compliance with laws, administrative rules and the Articles of Association.

Should any shareholder wish to make a proposal in accordance with the Articles of Association, both the annual report of the Company and the “Investors Relations” section of the Company’s website provide specific contact information.

(3) Procedures for enquiries of shareholders made with the Board of Directors

Any shareholder may make any written enquiry with the Board of Directors at any time. The administrative measures of the Company in respect of management of investors’ relations provide for clear and definite procedures for enquiries. Definite guidelines in respect of contact details are also set out in the annual report of the Company and the “Investors Relations” section on the website of the Company.

A question-and-answer session is in place in any general meeting of the Company. Questions from any shareholder will be answered by the Chairman, Vice Chairman, President and Independent Directors or intermediary. Forms for written questions are available to any shareholders who are not able to ask any questions due to time limitation. Such written questions will be answered in detail by the Investors’ Relations Department of the Company. Shareholders may also make more frequent use of the mailbox of the Secretary to the Board on the website of the Company. Issues of concern to shareholders are answered by the Company in a prompt manner.

2. Shareholders’ meetings

The Company convenes shareholders’ general meetings every year pursuant to its Articles of Association. The annual general meeting for 2016 was held on June

8, 2017 at Oriental Bay International Hotel, Beijing. Eight ordinary resolutions were passed and approved at the meeting by more than half of the votes, which covered the Report of Board of Directors of the Company for the year 2016, Report of the Supervisory Committee of the Company for the year of 2016, Annual Financial Report of the Company for 2016, the Profit Distribution Proposal for 2016, resolution of Authorisation to the Board of Directors to decide on 2017 Interim Profit Distribution Plan, resolution of employment of domestic and international accounting firms of the Company for 2017 and authorisation to the Board of Directors to decide on their remuneration, resolution of election of Directors and resolution of election of Supervisors, electing Mr. Wang Yilin, Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Hou Qijun, Mr. Duan Liangwei and Mr. Qin Weizhong as Directors of the Company, electing Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors of the Company and electing Mr. Xu Wenrong, Mr. Zhang Fengshan, Mr. Jiang Lifu and Mr. Lu Yaozhong as Shareholder Representative Supervisors. Two special resolutions were passed and approved at the meeting by more than two thirds of the votes, which were the resolution granting general mandate to the Board of Directors to issue shares and the resolution granting general mandate to the Board of Directors to issue debt financing instruments. The independent Directors of the Company did not make any oppositions at the general meeting.

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Plesase refer to the announcements published on the webstie of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on June 8, 2017 and June 9, 2017, respectively, for resolutions passed at the general meeting and details.

On October 26, 2017, the Company convened the first extraordinary general meeting for 2017 at Oriental Bay International Hotel, Beijing, at which the shareholders passed and approved two ordinary resolutions by more than half of the votes, namely the resolution in respect of entering into continuing connected transactions agreements and renewal of the annual caps for continuing connected transactions with CNPC and jointly-held entities and the resolution on the election of Mr. Wang Liang as a Supervisor of the Company, and passed and approved by more than two-thirds of the votes one special resolution, namely the resolution on amendments to the Articles of Association and relevant rules of procedures.

The resolutions passed at the above general meetings, together with relevant details, have been set out in the announcements published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on October 26 and 27, 2017, respectively.

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DIRECTORS’ REPORT

The Board of Directors of the Company is pleased to present its directors’ report for perusal.

1. Review of results of operations and the business prospect of the Company during the reporting period

Please refer to the sections headed “Business Review”, “Discussion and Analysis of Operations” and “Chairman’s Report” in this annual report.

2. Risk Factors

In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental protection policies and safety standards. They affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group’s business operations.

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Crude Oil and Refined Products Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated

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in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Overseas Operations Risk

As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved principally include instability as to political environment, taxation policies and regulatory requirements, as well as import and export restrictions.

(7) Risk Relating to Climate Change

The oil industry has been facing ever increasing challenges posed by global climate change. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements.

(8) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the

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hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the State, and effectively controlled the major safety and environmental hazards found. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to properties and personnel of the Group, and may affect the normal operations of the Group.

3. Contingent Liabilities

(1) Bank and other guarantees

As at December 31, 2017, the Group had no contingent liability arising from guarantees provided.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas business.

Under existing legislation, however, management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

During the reporting period, the Company has complied with significant laws, regulations and supervision provisions domestic and abroad. The management of the Group believes that any liabilities resulting from insignificant lawsuits as well as other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present.

4. Projects not Funded by Proceeds from Fund Raising

				Unit: RMB million
Name of project	Total project amount	Cumulative investment	Progress of project	Project return

Third West-East Gas Pipeline	130,400	61,447	Construction of western part and eastern part	Evaluations show that the projects meet the Company’s return benchmarks. Actual return of the project to be confirmed only upon commissioning.

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5. Operations of the Board of Directors

(1) The convening of Board meetings and the issues resolved

During the reporting period, the Board of Directors convened five on-site Board meetings and three extraordinary Board meetings by way of written circular, and passed 30 resolutions.

a. The first meeting (extraordinary) of the Board of the Company in 2017 was held on January 25, 2017 by way of written circular. There should be 13 Directors to be present at the meeting and 13 Directors actually attended the meeting. The meeting reviewed and passed the Resolution on Appointing Mr. Chai Shouping as the Chief Financial Officer of the Company by 13 affirmative votes.

b. The second meeting of the Board of the Company in 2017 was held on March 29, 2017 and March 30, 2017. There should be 13 Directors to be present at the meeting, and 10 Directors actually attended the meeting. Mr. Shen Diancheng, Mr. Liu Hongbin and Mr. Zhao Zhengzhang could not attend the meeting for some reasons and authorised Mr. Yu Baocai, Mr. Liu Yuezhen and Mr. Xu Wenrong by proxy to attend the meeting and vote on their behalf, respectively. Mr. Wang Yilin, Chairman of the Company, presided over the meeting. The meeting reviewed and passed the following 11 resolutions (all affirmed by 13 votes):

•	The resolution on the Company’s 2016 President Work Report;

•	The resolution on the financial statements for year 2016;

•	The resolution on the draft profit distribution plan for 2016;
•	The resolution on the 2016 annual report and results announcement;

•	The resolution on the Report on Assessment of the Results of Operations by the President for 2016 and the Formulation of President’s Performance Contract for 2017;

•	The resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to determine the distribution of the Company’s interim profits for 2017;

•	The resolution on the proposal to request the Company’s general meeting to grant the general mandate for the Board of Directors to issue shares;

•	The resolution on the proposal to request the Company’s general meeting to grant the general mandate for the Board to issue debt financing instruments;

•	The resolution on the Working Report on internal control of the Company for 2016;

•	The resolution on the sustainability report of the Company for 2016;

•	The resolution on convening of the annual general meeting of the Company for 2016.

c. The third meeting of the Board of the Company in 2017 was held on April 27, 2017. There should be 13 Directors to be present at the meeting and six Directors actually attended the meeting. Mr. Zhang Jianhua, Mr. Yu Baocai, Mr. Xu Wenrong, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Zhao Zhengzhang and Mr. Chen Zhiwu could not attend the meeting for some reasons and authorised Mr. Wang Yilin, Mr. Wang Dongjin, Mr. Shen Diancheng and Mr. Lin Boqiang, respectively, by proxy to attend and vote at the meeting on

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their behalf. The meeting reviewed and passed the following three resolutions (all affirmed by 13 votes):

•	The resolution on the 2017 first quarterly report of the Company;

•	The resolution on the 2016 annual 20-F report of the Company;

•	The resolution on the election of Directors of the Company.

d. The fourth meeting of the Board of the Company in 2017 was held on June 8, 2017. There should be 14 Directors to be present at the meeting and 10 Directors actually attended the meeting. Mr. Wang Yilin, Mr. Liu Yuezhen, Ms. Elsie Leung Oi-sie and Mr. Simon Henry could not attend the meeting for some reasons and authorised Mr. Zhang Jianhua, Mr. Yu Baocai, Mr. Zhang Biyi and Mr. Lin Boqiang, respectively, by proxy to attend and vote at the meeting on their behalf. Mr. Zhang Jianhua, Vice Chairman of the Company, presided over the meeting. The meeting reviewed and passed the following three resolutions (all affirmed by 14 votes):

•	The resolution on election of Chairman and Vice Chairman of the Company;

•	The resolution on adjusting the composition of Board committees;

•	The resolution on the appointment of a Vice President of the Company, appointing Mr. Hou Qijun as Vice President of the Company. Mr. Zhao Zhengzhang and Ms. Wang Lihua ceased to be Vice Presidents of the Company due to age.

e. The fifth meeting of the Board of the Company in 2017 was held on August 23 and 24, 2017. There should be

14 Directors to be present at the meeting and 10 Directors actually attended the meeting. Mr. Zhang Jianhua, Mr. Yu Baocai, Mr. Zhang Biyi and Mr. Tokuchi Tatsuhito could not attend the meeting for some reasons and authorised Mr. Wang Dongjin, Mr. Liu Yuezhen and Mr. Lin Boqiang, respectively, by proxy to attend the meeting and vote on their behalf. Mr. Wang Yilin, Chairman of the Company, presided over the meeting. The meeting reviewed and passed the following eight resolutions (all affirmed by 14 votes):

•	The resolution on the Company’s interim financial report for 2017;

•	The resolution on the Company’s interim profit distribution plan for 2017;

•	The resolution on the interim report and interim results report of the Company for 2017;

•	The resolution on setting up an Independent Directors Committee and appointing an independent financial advisor for entering into continuing connected transaction agreements and applying for updating the annual caps for continuing connected transactions;

•	The resolution on entering into continuing connected transaction agreements and applying for updating the annual caps for continuing connected transactions between the Company and CNPC and jointly held companies;

•	The resolution on entering into continuing connected transaction agreements and applying for updating the annual caps for continuing connected transactions with Beijing Gas;

•	The resolution on amending the Articles of Association of the Company and the relevant rules of procedure;

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•	The resolution on convening the 2017 first extraordinary general meeting of the Company.

f. The sixth meeting (extraordinary) of the Board of the Company in 2017 was held on October 30, 2017 by way of written circular. There should be 14 Directors to be present at the meeting and 14 Directors actually attended the meeting. The meeting reviewed and passed the resolution on the third quarterly report of the Company for 2017.

g. The seventh meeting of the Board of the Company in 2017 was held on November 29, 2017. There should be

14 Directors to be present at the meeting and 11 Directors actually attended the meeting. Mr. Hou Qijun, Mr. Qin Weizhong and Mr. Simon Henry could not attend the meeting for some reasons and authorised Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Lin Boqiang, respectively, by proxy to attend the meeting and vote on their behalf. Mr. Wang Yilin,

Chairman of the Company, presided over the meeting. The meeting reviewed and passed the following two resolutions (all affirmed by 14 votes):

•	The resolution on the business development and investment plan of the Company for 2018;

•	The resolution on the budget report of the Company for 2018.

h. The eighth meeting (extraordinary) of the Board of the Company in 2017 was held on December 28, 2017 by way of written circular. There should be 14 Directors to be present at the meeting and 14 Directors actually attended the meeting. The meeting reviewed and passed the resolution on appointing Vice Presidents of the Company, appointing Mr. Ling Xiao, Mr. Yang Jigang and Mr. Wang Zhongcai as Vice Presidents of the Company. Mr. Huang Weihe, Mr. Xu Fugui and Mr. Lv Gongxun ceased to be Vice Presidents of the Company due to age.

(2) Members of the Board of Directors and attendance rate of Directors

Position	Name	Number of Required Meetings	Attendance in person (times)	Attendance by proxy (times)
Chairman	Wang Yilin	8	7	1

Vice Chairman and non-executive Director	Zhang Jianhua	8	6	2
Vice Chairman, executive Director and President	Wang Dongjin	8	8	0
Non-executive Director	Yu Baocai	8	6	2
Non-executive Director	Liu Yuezhen	8	6	2
Non-executive Director	Liu Hongbin	8	6	2
Executive Director and Vice President	Hou Qijun	5	4	1
Non-executive Director	Duan Liangwei	5	5	0
Non-executive Director	Qin Weizhong	5	4	1
Independent non-executive Director	Lin Boqiang	8	8	0
Independent non-executive Director	Zhang Biyi	8	7	1
Independent non-executive Director	Elsie Leung Oi-sie	5	4	1
Independent non-executive Director	Tokuchi Tatsuhito	5	5	0
Independent non-executive Director	Simon Henry	5	2	3

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(3) Attendance of Directors at General Meetings

Position	Name	Number of Required Meetings	Attendance in Person (times)
Chairman	Wang Yilin	2	1
Vice Chairman, non-executive Director	Zhang Jianhua	2	2
Vice Chairman, executive Director and President	Wang Dongjin	2	2
Non-executive Director	Yu Baocai	2	1
Non-executive Director	Liu Yuezhen	2	1
Non-executive Director	Liu Hongbin	2	2
Executive Director and Vice President	Hou Qijun	1	0
Non-executive Director	Duan Liangwei	1	1
Non-executive Director	Qin Weizhong	1	0
Independent non-executive Director	Lin Boqiang	2	1
Independent non-executive Director	Zhang Biyi	2	2
Independent non-executive Director	Elsie Leung Oi-sie	1	0
Independent non-executive Director	Tokuchi Tatsuhito	1	1
Independent non-executive Director	Simon Henry	1	0

(4) The implementation of AGM resolutions by the Board of Directors

All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association.

(5) Work of the special committees of the Board of Directors

a. Nomination Committee

During the reporting period, the Nomination Committee held five meetings, of which two meetings are held by way of written circular.

On January 23, 2017, the Nomination Committee reviewed the Proposal for Appointing Mr. Chai Shouping as Chief Financial Officer of the Company and passed a resolution thereon by way of written circular.

On March 28, 2017, the Nomination Committee reviewed the Report on the Review and Appraisal of Performance of the Board of Directors of the Company in 2017 and passed resolutions thereon.

On April 26, 2017, the Nomination Committee reviewed the Proposal for Election of Directors and passed a resolution thereon.

On June 8, 2017, the Nomination Committee convened a meeting by way of written circular to review the Proposal for Adjusting the Composition of Board Committees and the Proposal for Appointing Mr. Hou Qijun as vice president of the Company and passed a resolution thereon.

On December 27, 2017, the Nomination Committee convened a meeting to review the Proposal on the Appointment of Vice Presidents nominating Mr. Ling Xiao,

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Mr. Yang Jigang and Mr. Wang Zhongcai as vice presidents of the Company. Mr. Huang Weihe, Mr. Xu Fugui and Mr. Lv Gongxun ceased to be vice presidents of the Company due to age, and passed a resolution thereon.

b. Audit Committee

During the reporting period, the Audit Committee held six meetings, of which two meetings were held by way of written circular.

On March 29, 2017, the Audit Committee reviewed seven proposals or reports, including the Annual Financial Report of the Company for 2016, the Profit Distribution Plan for 2016, the Report on the Company’s Continuing Connected Transactions in 2016, the Report on Internal Controls of the Company in 2016, the Report on Audit Work of the Company in 2016, the Report of KPMG Addressed to the Audit Committee and the Proposal for Appointing the Domestic and Overseas Accounting Firms of the Company for 2017 and passed resolutions thereon.

On April 26, 2017, the Audit Committee convened a meeting by way of written circular to review the First Quarterly Report of the Company for 2017 and passed a resolution thereon.

On June 7, 2017, the Audit Committee reviewed three proposals or reports, including the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

On August 22, 2017, the Audit Committee reviewed seven proposals or reports, including the Interim Financial

Report of the Company for 2017, the Interim Profit Distribution Plan of the Company for 2017, the Interim Report on the Continuing Connected Transactions of the Company in 2017, the Report on Internal Controls, the Report on the Audit Work of the Company, the Report of KPMG Addressed to the Audit Committee and the Proposal for Payment of the Audit Fees of KPMG for 2017 and passed resolutions thereon.

On October 30, 2017, the Audit Committee convened a meeting by way of written circular to review the Third Quarterly Report of the Company in 2017 and passed a resolution thereon.

On November 29, 2017, the Audit Committee met to review three proposals or reports, including the Report on Internal Controls, the Report on the Audit Work of the Company and the Report of KPMG Addressed to the Audit Committee and passed resolutions thereon.

c. Investment and Development Committee

On November 20, 2017, the Investment and Development Committee held a meeting by way of written circular, at which it reviewed the Company’s Business Development and Investment Plan for 2018 and passed a resolution thereon.

d. Examination and Remuneration Committee

On March 29, 2017, the Examination and Remuneration Committee held a meeting, at which it reviewed the Report on Assessment of the Results of Operations by the President’s Work Team for 2016 and the Formulation of President’s Performance Contract for 2017 and passed a resolution thereon.

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e. Health, Safety and Environment Committee

On March 16, 2017, the Health, Safety and Environment Committee held a meeting, at which it reviewed the Company’s Health, Safety and Environment Work Report for 2016 and passed a resolution thereon.

During the reporting period, for the attendance of meetings of the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and Health, Safety and Environment Committee, reference can be made to the relevant parts under the Corporate Governance Section of this Annual Report.

6. Five-Years Financial Summary

For the summary of the results and of the assets and liabilities of the Group for the last five financial years, please read the sub-section “Key Financial Data Prepared under IFRS” under the section “Summary of Financial Data and Financial Indicators” of this annual report.

7. Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2017 are set out in Note 28 to the financial statements prepared in accordance with IFRS in this annual report.

8. Interest Capitalisation

Interest capitalised by the Group for the year ended December 31, 2017 was RMB2.008 billion.

9. Fixed Assets

Changes to the fixed assets of the Company and the Group during the year are summarised in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

10. Land Value Appreciation Tax

No land value appreciation tax was payable by the Group during the year.

11. Reserves

Details of changes to the reserves of the Company and the Group for the year ended December 31, 2017 are set out in Note 30 to the financial statements prepared in accordance with IFRS in this annual report.

12. Distributable Reserves

As at December 31, 2017, the reserves of the Company that can be distributed as dividends were RMB572,252 million.

13. Management Contract

During the reporting period, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

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14. Major Suppliers and Customers

The aggregate purchase attributable to the five largest suppliers of the Group accounted for approximately 28% of the Group’s total purchase in 2017.

The aggregate revenue derived from the major customers is set out in Note 36 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers accounted for approximately 14% of the Group’s total sales.

15. Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2017.

16. Trust Deposits and Irrecoverable Overdue Time Deposits

As at December 31, 2017, the Company did not have trust deposits or irrecoverable overdue time deposits.

17. Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association or the PRC laws.

18. Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the last practicable date prior to the publication of this annual report.

19. Performance of Social Responsibilities

The Company actively performed its social responsibilities and devoted to becoming an excellent corporate citizen of the world, and adhered to the principle of “Environmental Priorities, Safety First, Quality-oriented, People-oriented”, and strictly abided by the Environmental Protection Law and other relevant laws and regulations to prevent and control pollution, enhance ecological protection and maintain social safety. Some subsidiaries of the Company are major pollutant-discharging enterprises as announced by the environmental protection authorities. Public information disclosure regarding the environment has been made by these companies as per relevant regulations of Ministry of Environmental Protection of the People’s Republic of China and the requirements of the local environmental protection authorities on the websites of the local environmental protection bureaus or other websites designated by them. Please refer to such websites for details of the disclosures. The Company proactively engaged in the social charity. In 2017, the total amount of the Company’s donations in fellowship and disaster relief has exceeded RMB106.3 million. Details of the performance of social responsibilities by the Company are set forth in the Sustainability Report published on the website of Hong Kong Stock Exchange and Shanghai Stock Exchange.

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In the winter of 2017, domestic natural gas demand continued to be strong, and the contradiction between supply and demand was outstanding. As required by the State, the Company did everything possible to raise resources, fully ensured the stable supply of natural gas used for residential purpose, and actively fulfilled our social responsibilities.

20. Poverty Alleviation

The Company attaches great importance to poverty alleviation and fully implements the guidelines and policies of the State in relation thereto. Under the leadership of the Poverty Alleviation Office of the State Council and SASAC, the Company always focused on bettering the production and living conditions of the people of the regions aided by it and helping the poor to increase their income steadily and finally rise from poverty. Sticking to the requirements of accuracy, standardization and effectiveness, the Company set up primary objectives of improving the people’s livelihood, supporting industries, enhancing abilities and promoting health. The Company took supporting projects as its main means to achieve such objectives, made an overall planning, adopted measures accurately suited to local conditions and brought its industrial strengths and role as a platform into full play, with a view of solving most imperative issues for the people and promoting the local economic and social development. In 2017, the Company spent a total amount of RMB199.95 million on poverty alleviation, used in the programs of targeted poverty alleviation and donations to poverty-stricken areas, which achieved a good social effect.

In 2017, the Company conscientiously carried out the intention of the Guidelines on Further Strengthening the Targeted Poverty Alleviation Work of Central Units issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council and continuously contributed more funds to poverty alleviation. The Company strengthened its efforts in setting up accurate targets for projects, innovated on the methods to help the poor, and intensified supervision and inspection. These targeted poverty alleviation efforts built a bridge between the enterprise and the locality for common development and achieved a “win-win” in terms of social benefits and economic results, which was fully recognised and highly praised by the ministries and commissions of the State and the government and people of the regions so aided. In 2017, the Company contributed a total amount of RMB48.0 million to 10 counties in four provinces under its support, and completed 32 poverty-alleviating and support projects, which benefited a poor population of more than 87,850. Specifically, the Company completed 16 livelihood projects with an investment of RMB6.0 million, which benefited 4,785 poor people; 16 projects to alleviate poverty by industries with an investment of RMB36.0 million, which benefited 13,065 poor people; certain projects to alleviate poverty by education with an investment of RMB4.0 million, which provided training to local cadres, poverty-alleviating leaders, ordinary persons, teachers and medical workers in a total number of 1,039 persons/times; and, property alleviation projects by healthcare with an investment of RMB2.0 million. The Company also organised volunteer medical tours, which provided medical services to 4,400 people in various regions, and purchased medical insurance for 70,000 poor people in Xishui. In addition, the Company used its convenience stores at service stations to provide

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sales channels for the agricultural products and by-products of the poor regions, achieving a total sales of RMB20.0 million in 2017, which helped the local poor population to increase income.

In 2018, the Company will continue to faithfully implement the intention of the Guidelines on Further Strengthening the Targeted Poverty Alleviation Work of Central Units issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council. The Company will enhance its point of view and give effect to its responsibilities. The Company will focus on the accuracy of poverty alleviation work, strengthen standardised management, and combine the advantage of the Company in resources and its local business. The Company will actively explore practicable new models to ensure actual results of poverty alleviation and help the regions aided by it succeed in getting rid of poverty, faithfully perform its social responsibilities and make greater contribution to developing China into a well-off society and promoting the economic and social development of China to a full extent.

21. Technological Innovation

The Company strived to fully implement the State’s technological development policy of “to make innovations independently, achieve breakthroughs for key items, provide support for development and lead the future”. In adherence to the business development approach of “to take the primary operations as the strategic driving force, be oriented with the development targets and make top-level designs”, the Company made endeavours to develop its technological innovation system with the characteristics of “two levels under one entirety” which focused on technological breakthroughs, organisation of research efforts, provision of facilitating platforms and the making use of technological achievements. The Company achieved new successes in its independent innovations with a number of new major technological results and also promoted the application of such results. It further enhanced its independent innovation ability and its core competitiveness. The effect of the Company’s innovation efforts as a driving force for development was notable as strong support and leading effect was achieved for the strategic development of the primary operations of the Company.

At the end of 2017, the Group has 39,377 research and development personnel, accounting for 7.97% of the total number of employees of the Group, which represents an increase of 0.06 percentage point as compared with the end of last year. In 2017, the Group invested RMB18,601 million in research and development, which represents an increase of 5.9% as compared with last year, and represents 0.9% of the revenue of the Group. The ratio of research and developement input capitalization was 33.5%. The Group obtained 2,292 Chinese patents and won one prize in the State’s Technological Invention Award and four prizes in the State’s Scientific and Technological Progress Award. As at December 31, 2017, the Group owned a total of approximately 13,500 patents obtained in China and overseas.

By Order of the Board

Wang Yilin

Chairman

Beijing, the PRC

March 22, 2018

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Xu Wenrong Chairman of the Supervisory Committee

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2017, the Supervisory Committee has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law and the Articles of Association.

1. Meetings of the Supervisory Committee

The Supervisory Committee held five meetings during the reporting period.

On March 28, 2017, the first meeting of the Supervisory Committee of the Company in 2017 was convened in Beijing and chaired by Mr. Guo Jinping, the Chairman of the Supervisory Committee. At this meeting, the Supervisory Committee reviewed and approved 8 proposals, including the Financial Report of 2016, the Draft Profit Distribution Plan of 2016, the Report on Assessment of the Results of Operations by the President’s Work Team for 2016 and the Formulation of President’s Performance Contract for 2017, the Proposal for the Engagement of Overseas and Domestic Accounting Firms of the Company for 2017, the Supervisory Committee’s Report for 2016, the Supervisory Committee’s Work Summary for 2016 and Working Plan for 2017, the Sustainable Development Report of the Company for 2016 and the Annual Report of the Company for 2016 and its Summary.

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On April 27, 2017, the second meeting of the Supervisory Committee of the Company in 2017 was convened by way of written resolution. The First Quarterly Report of 2017 was reviewed and approved at the meeting.

On June 8, 2017, the third meeting of the Supervisory Committee of the Company in 2017 was convened in Beijing and chaired by Mr. Xu Wenrong, a member of the Supervisory Committee. The Proposal for Election of Chairman of the Supervisory Committee was reviewed and approved at the meeting, electing Mr. Xu Wenrong as the Chairman of the Supervisory Committee.

On August 23, 2017, the fourth meeting of the Supervisory Committee of the Company in 2017 was convened in Beijing and chaired by Mr. Xu Wenrong, the Chairman of the Supervisory Committee. The Proposal for Requesting the EGM to Review and Election of Supervisors, the Interim Financial Report of 2017, the Interim Profit Distribution Plan of 2017 and the Interim Report of 2017 and its Summary.

On October 29, 2017, the fifth meeting of the Supervisory Committee of the Company in 2017 was convened by way of written resolution. The Third Quarterly Report of 2017 was reviewed and approved at the meeting.

2. Supervisory Committee’s presence at other meetings and performance of other works

In 2017, the Supervisory Committee attended two general meetings. One was the annual general meeting for 2016 of the Company held on June 8, 2017, at which the Supervisory Committee submitted the Supervisory Committee’s Report for 2016 and the Proposal for Engagement of Overseas and Domestic Accounting Firms for the Company for 2017 and Authorization to the Board to Determine the Remuneration, and the Proposal for Election of Supervisor of the Company. The other was the first extraordinary general meeting of the Company for

2017 held on October 26, 2017, at which the Proposal for Election of Supervisors was reviewed. All these proposals were reviewed and approved by the general meeting.

The Supervisory Committee attended 5 meetings of the Board of Directors as a non-voting attendee and heard the Board’s review of the proposals in relation to the Annual Report of 2016 and the Interim Report of 2017 and their summaries, profit distribution, 2018 budget, investment plan, and other relevant proposals. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance assessment of the President’s Work Team.

The Supervisory Committee conducted 2 supervisory hearings and received 16 relevant reports submitted by, inter alia, the Chief Financial Officer, the Finance Department, the Reform and Corporate Management Department, the Audit Department, KPMG, the Supervisory Department, the Human Resources Department. The Supervisory Committee reviewed and issued relevant opinions on, inter alia, the Company’s financial affairs, profit distribution, connected transactions and assessment of the performance results of the President’s Work Team.

The Supervisory Committee organized its members to make an inspection tour, which covered three subsidiary entities and focused on production and operation, financial management, system construction and implementation, and compliance management. Discussions were made centring on how to establish, improve and standardize a long-effective management system, how to perform the function of the Supervisory Committee to supervise the financial affairs of the Company and the performance by the senior management of their duties. An inspection report was completed after the tour.

Further, the Supervisory Committee carried out the following work:

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Firstly, the Supervisory Committee amended and improved the Rules of Organisation and Procedure of the Supervisory Committee to reflect changes in external regulatory environments and regulatory requirements, taking into amendments to the Articles of Association of the Company.

Secondly, the election of new supervisors upon expiration of office term of certain old supervisors was completed smoothly. In 2017, the office term of seven supervisors expired, including five shareholder representative supervisors and two employee representative supervisors. The election of new supervisors to replace such Supervisors was carried out strictly in accordance with the relevant procedures and was completed smoothly. The related information disclosure was done in a timely manner.

Thirdly, the Supervisory Committee heard reports of the internal supervision departments three times, including the office of the Supervisory Committee, the Audit Department, the Reform and Corporate Management Department and the Supervisory Department, to study how to share supervision resources for achieving synergy.

Fourthly, the Supervisory Committee made painstaking efforts to take part in activities of China Association of Listed Companies. The Company was awarded the “Top 20 Supervisory Committees with Best Practices” prize and was included in the Best Practice Cases, which played a positive role in promoting the work of the Supervisory Committee and elevate the influence of supervisory work. To further reinforce relations with China Association of Listed Companies, the Chairman of the Supervisory Committee of the Company served as Deputy Director Member of the second supervisory committee of the Association, and organised the Supervisors to propose amendments to the Guidelines on the Supervision and Appraisal by the Supervisory Committees of Listed Companies of the Performance of Duties by the Board of Directors and Senior Management and the Guidelines on the Supervision by the Supervisory Committees of Financial Affairs of Listed Companies. He also conscientiously organised the Supervisors to take part in the solicitation of the Association for papers and kept exploring how to improve the supervision work of the Supervisory Committee.

Fifthly, the Supervisory Committee arranged for supervisors and office personnel to attend the training and investigation activities held by Beijing Securities Bureau.

3. Supervisory Committee’s opinion on the works of the Company

The Supervisory Committee believed that, in 2017, the Company adhered to the guideline of compliance operation and steady development, brought the overall advantages into full play, proactively cope with changes in the oil and gas markets, made overall planning for and optimised its production and operation, and devoted major efforts to improve quality and enhance efficiency. By changing development methods, optimising production structure strengthening targeted management deepening inner reform and comprehensively strengthening the Party building, the Company achieved a steady progress in the exploration and development of oil and gas with higher profitability. The profit form the refinery sector reached a new height. The ability of the Company to market refined products was enhanced gradually. The natural gas and pipeline sector also made steady progress in profitability with significant growth in the operating revenue of overseas operations. The results were just as expected.

4. Other matters reviewed or concerned by the Supervisory Committee

(1) Opinion of the Supervisory Committee on the lawful operation of the Company

In 2017, the Company conscientiously complied with the provisions of the relevant laws and regulations of the place of listing and carried out its activities accordingly. The convening procedures for, voting methods applicable to and meeting resolutions adopted at shareholders’ general meetings and board meetings were legally valid and resolutions made during the meetings were also well implemented.

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(2) Opinion of the Supervisory Committee on inspection of the financial status of the Company

As at the end of 2017, the total assets and equity of the Company remained stable with certain increase and the liabilities of the Company were reduced slightly, with a continued decrease in the gearing ratio and the liabilities-to-assets ratio. The financial position of the Company remained steady.

The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by KPMG Huazhen LLP and KPMG Certified Public Accountants give a true and fair view on the financial positions, operating results and cash flows of the Company. The standard unqualified audit reports issued are objective and fair.

(3) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company

The transactions in respect of the acquisition and disposal of assets by the Company were generally carried out in compliance with normalized procedures. No non-compliance (including harm to the interests of the shareholders) has been noted.

(4) Opinion of the Supervisory Committee on connected transactions of the Company

The total amount of connected transactions of the Company increased as compared with last year and such connected transactions were generally conducted in a regularized manner. All connected transactions have not exceeded the approved caps.

(5) Opinion of the Supervisory Committee on the operation of the internal control system of the Company and on the self-assessment report on the internal control of the Company

The Company continued to push forward the

construction of internal control system and the optimisation of business processes. The Company leveraged the synergy of supervisory functions, intensified awareness of risk control and monitoring of system operation, promoted risk management to ensure that such systems are sustained and effective. No material defect or omission was found in the internal controls.

(6) Opinion of the Supervisory Committee on the issues under supervision during the reporting period

During the reporting period, the Supervisory Committee supervised the performance of duties by the financial and senior management personnel and connected transactions in accordance with the law and found no non-compliance issues.

(7) Opinion of the Supervisory Committee on the Company’s sustainable development

In 2017, the Company faithfully carried out the requirements of the State for energy enterprises to operate in a green and sustainable way. Adhering to the philosophy of openness and win-win, the Company further reinforced its social responsibilities and share its value of resources and results of development together with interested parties. The abilities of the Company in terms of governance, risk control and sustainable development were improved steadily. The Supervisory Committee agrees with the Sustainable Report of the Company.

In 2018, the Supervisory Committee will continue to conscientiously perform its duties, and diligently completed a range of tasks in strict compliance with the Company Law, the Articles of Association and other relevant regulations.

By Order of the Supervisory Committee

Xu Wenrong

Chairman of the Supervisory Committee

Beijing, the PRC

March 22, 2018

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DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

1. Information on the Directors, Supervisors and Senior Management

(1) Directors

Information on the current Directors is set out below:

					Remuneration before tax received from	Whether received	Number of Shares held in the Company
Name	Gender	Age	Position	Term	the Company in 2017 (RMB’000)	remuneration from offices held in CNPC	As at December 31, 2016	As at December 31, 2017
Wang Yilin	M	61	Chairman	2015.06- 2020.06	—	Yes	0	0
Zhang Jianhua	M	53	Vice Chairman/Non-executive Director	2016.10- 2019.06	—	Yes	0	0
Wang Dongjin	M	55	Vice Chairman/ Executive Director/ President	2011.05- 2020.06	823	No	0	0
Yu Baocai	M	52	Non-executive Director	2011.05- 2020.06	—	Yes	0	0
Liu Yuezhen	M	56	Non-executive Director	2014.05- 2020.06	—	Yes	0	0
Liu Hongbin	M	54	Non-executive Director	2014.05- 2020.06	—	Yes	0	0
Hou Qijun	M	51	Executive Director/ Vice President	2017.06- 2020.06	648	No	0	0
Duan Liangwei	M	50	Non-executive Director	2017.06- 2020.06	—	Yes	0	0
Qin Weizhong	M	46	Non-executive Director	2017.06- 2020.06	—	Yes	0	0
Lin Boqiang	M	60	Independent non- executive Director	2014.05- 2020.06	250	No	0	0
Zhang Biyi	M	64	Independent non- executive Director	2014.10- 2020.06	250	No	0	0
Elsie Leung Oi-sie	F	78	Independent non- executive Director	2017.06- 2020.06	220	No	0	0
Tokuchi Tatsuhito	M	65	Independent non- executive Director	2017.06- 2020.06	226	No	0	0
Simon Henry	M	56	Independent non- executive Director	2017.06- 2020.06	213	No	0	0

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Brief biography of Directors:

Wang Yilin, aged 61, is the Chairman of the Company, concurrently serving as the Chairman and Party secretariat of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. He has over 35 years of working experience in China’s oil and gas industry. From June 1996, Mr. Wang served as the member of the standing Party committee, deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999, he served as the general manager and Party secretariat of Xinjiang Oilfield Company. From July 2003, he served as the assistant to general manager of CNPC. From December 2003, he served as the deputy general manager and member of the Party committee of CNPC. From July 2004, he also served as the chief safety officer of CNPC. From November 2005 to April 2011, he served as a Director of the Company. Mr. Wang served as chairman and Party secretariat of China National Offshore Oil Corporation and as chairman of CNOOC Limited, from April 2011. Mr Wang served as the Chairman and Party secretariat of CNPC since April 2015, and concurrently serving as the Chairman of the Company since June 2015.

Zhang Jianhua, aged 53, is a Vice Chairman of the Company, concurrently serving as a director, general manager and vice Party secretariat of CNPC. Mr. Zhang is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in PRC petroleum and chemical industry. From April 1999, Mr. Zhang served as a deputy manager of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February 2000, he served as a deputy manager of Sinopec Shanghai Gaoqiao Company. From September 2000, he served as the manager of Sinopec Shanghai Gaoqiao Company. From April 2003, he served as a vice president of China

Petroleum & Chemical Coporation. From November 2003, he concurrently served as the director of the production and operation management department of China Petroleum & Chemical Coporation. From February 2005, he concurrently served as the member of Party committee of Sinopec Group. From March 2005, he served as the senior vice president of China Petroleum & Chemical Coporation. From May 2006, he served as a director of China Petroleum & Chemical Coporation. From June 2007, he concurrently served as the chairman of Sinopec (Hong Kong) Limited. From October 2014, he concurrently served as the chairman of Sinopec Engineering (Group) Co., Ltd From July 2016, he served as the director, general manager and vice Party secretariat of CNPC. From October 2016, he has been serving as the Director and Vice Chairman of the Company.

Wang Dongjin, aged 55, is a Vice Chairman and the President of the Company and the deputy general manager and member of the Party committee of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. Mr. Wang has over 35 years of working experience in China’s oil and gas industry. From July 1995, Mr. Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr. Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd From October 2002, he assumed the position as the general manager and vice Party secretariat of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr. Wang assumed the positions as the assistant to the general manager of CNPC and the deputy chairman, general manager and Party secretariat of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr. Wang was appointed as the deputy general manager and

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member of the Party committee of CNPC. From May 2011, Mr. Wang was appointed as a Director of the Company. From July 2013, Mr. Wang was appointed as President of the Company. Since May 2014, Mr. Wang has been a Vice Chairman and the President of the Company.

Yu Baocai, aged 52, is a Director of the Company and the deputy general manager and member of the Party committee of CNPC. Mr. Yu is a senior engineer and holds a master’s degree. He has over 30 years of working experience in China’s oil and petrochemical industry. From September 1999, Mr. Yu worked as the deputy general manager and member of the Party committee of PetroChina Daqing Petrochemical Company. From December 2001, he assumed the position as the general manager and vice Party secretariat of PetroChina Daqing Petrochemical Company. From September 2003, he undertook the position as general manager and Party secretariat of PetroChina Lanzhou Petrochemical Company. From September 2008, Mr. Yu worked as the deputy general manager and member of the Party committee of CNPC. In February 2003, Mr. Yu was elected as a representative of the 10th National People’s Congress of the PRC. In February 2008, Mr. Yu was elected as a representative of the 11th National People’s Congress of the PRC. From May 2011, Mr. Yu has been appointed as a Director of the Company.

Liu Yuezhen, aged 56, is a Director of the Company and the chief accountant and member of the Party committee of CNPC. Mr. Liu is a researcher-level senior accountant and holds a master’s degree. Mr. Liu has over 35 years of working experience in the financial and accounting industry. From March 1996, he served as the deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation. From February 2000, he served as the general manager of Jianghan Aviation Life-saving

Appliance Corporation and concurrently a director of 610 Research Institute. From May 2003, he served as the chairman and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd From November 2006, he served as the chief accountant of and member of the Party committee CASIC (Group) Company. He has served as the chief accountant and member of the Party committee of CNPC since December 2013. From May 2014, Mr. Liu has been appointed as a Director of the Company.

Liu Hongbin, aged 54, is a Director of the Company, concurrently serving as a deputy general manager and member of the Party committee of CNPC. Mr. Liu is a senior engineer and holds a bachelor’s degree. He has nearly 35 years of working experience in China’s oil and gas industry. Mr. Liu worked as the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager and member of the Party committee of PetroChina Tuha Oilfield Company from July 1999, the commander and vice Party secretariat of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the Planning Department of the Company from March 2002 and the director of the Planning Department of CNPC from September 2005. Mr. Liu was appointed as the Vice President of the Company in June 2007, and concurrently the general manager and Party secretariat of the Marketing Branch of the Company in November 2007. Mr. Liu was appointed as the deputy general manager and member of the Party committee of CNPC in July 2013. Mr. Liu has concurrently worked as an executive director and general manager of Daqing Oilfield Company Limited since August 2013. From May 2014, Mr. Liu has been appointed as a Director of the Company.

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Hou Qijun, aged 51, is a Director and the Vice President of the Company, the general manager and vice Party secretariat of the Exploration and Production Branch, and concurrently serves as the deputy general manager of CNPC. Mr. Hou is a professor-level senior engineer and holds a doctor’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. Mr. Hou worked as the director, deputy general manager and member of the Party committee of Daqing Oilfield Co., Ltd. from October 2002, the general manager and vice Party secretariat of Jilin Oilfield Branch from October 2004, concurrently as the executive director and general manager of Jilin Petroleum (Group) Co., Ltd. from July 2007, the Party secretariat and deputy general manager of the Company’s Natural Gas and Pipeline Branch from September 2011, and concurrently as the deputy general manager of the Company’s Natural Gas Sales Branch from November 2011, concurrently as the director of Beijing Oil & Gas Control Centre from March 2012, the general manager of the Planning Department of the Company and CNPC from November 2013, the deputy manager of CNPC from March 2017, and concurrently as the general manager and vice Party secretariat of the Company’s Exploration and Production Branch from April 2017. Mr. Hou was appointed as a Director and Vice President of the Company from June 2017.

Duan Liangwei, aged 50, is a Director of the Company and serve concurrently as the deputy general manager and safety director of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctor’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. Mr. Duan worked as the deputy general manager, safety director and member of the Party committee of Jilin Petrochemical Branch from February 2006, concurrently as the general manager of Jilin Fuel Ethanol Co., Ltd. from March 2010, the general manager and vice Party secretariat of Dalian Petrochemical Branch from September 2011, the general manager and vice Party secretariat of Dagang Petrochemical Branch, the manager of Dalian Petrochemical Company, and the director of the Enterprise Coordination

Committee of Dalian Area from July 2013, the deputy general manager of CNPC from March 2017, and concurrently as the safety director of CNPC from April 2017. Mr. Duan was appointed as a Director of the Company from June 2017.

Qin Weizhong, aged 46, is a Director of the Company and serves concurrently as the deputy general manager of CNPC. Mr. Qin is a senior engineer and holds a doctor’s degree. He has over 20 years of working experience in China’s oil and petrochemical industry. He worked as the deputy director of the Development & Planning Department of Sinopec from October 2004, concurrently as the director of the Sinopec New Energy Administration Office from May 2007, the head and vice Party secretariat of Sinopec Jiujiang Petrochemical Plant and the general manager of Sinopec Jiujiang Branch from July 2010, and the deputy general manager of CNPC from March 2017. Mr. Qin was appointed as a Director of the Company from June 2017.

Lin Boqiang, aged 60, is an independent non-executive Director of the Company. He has a Ph.D in economics from the University of California, the United States of America. Mr. Lin was the economist (energy) of Asian Development Bank and is currently the “Changjiang Scholar” distinguished professor of the Management Department of Xiamen University, dean of China Institute for Studies in Energy Policy, director and doctoral supervisor of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy. Mr. Lin is currently a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the NDRC, distinguished economic analyst of the Xinhua News Agency, special observer of China National Radio, a vice chairman of China Energy Society, an executive member of the Energy Leadership Committee of the World Economic Forum in Davos. Mr. Lin has been appointed as an independent non-executive Director of the Company from May 2014.

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Zhang Biyi, aged 64, is an independent non-executive Director of the Company. Mr. Zhang is a senior accountant and graduated from the finance department of Xiamen University in February 1982. He worked successively as the head of the enterprise division, assistant to the director and deputy director of the financial bureau in China Ship Industry Corporation. He was appointed as the deputy general manager of China State Shipbuilding Coporation Limited in July 1999. He worked as the deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. He concurrently worked as the general manager of China Shipbuilding Industry Company Limited from March 2008 to January 2010. Mr. Zhang has been appointed as an independent non-executive Director of the Company since October 2014.

Elsie Leung Oi-sie, aged 78, is an independent non-executive Director of the Company, and also the Deputy Director of Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress of the PRC, a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited, United Company RUSAL, Plc. and China Resources Power Holdings Co., Ltd Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region and a member of Executive Council of HKSAR. Ms. Leung was appointed as a Justice of the Peace, a Notary Public, and a China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms Leung was appointed as an independent non-executive Director of the Company from June 2017.

Tokuchi Tatsuhito, aged 65, is an independent non-executive Director of the Company and also an executive director and research fellow of the Center for Industrial Development and Environment Governance (CIDEG),

Tsinghua University, a senior fellow of Rebuild Japan Initiative Foundation, and the member & experts adviser to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs, the P.R. of China. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master degree (East Asian Economy) from the Center for East Asian Studies of Stanford University. He has held the positions including the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President (responsible for investment banking business) of Daiwa Securities (Hong Kong) Inc., the vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and the vice president, managing director and the chairman of the Investment Banking Committee of CITIC Securities Co., Ltd In 2009, Mr. Tokuchi was awarded the China Friendship Award, China’s highest award for foreigners. Mr. Tokuchi was appointed as an independent non-executive Director of the Company from June 2017.

Simon Henry, aged 56, is an independent non-executive Director of the Company and also a fellow of the UK Chartered Institute of Management Accountants, has experience in areas of finance management, strategic planning, marketing and investor relations. Mr. Simon Henry obtained a first class Bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a Master’s degree in 1986 from Cambridge. He joined Royal Dutch Shell in 1982. He acted for 8 years until March 2017 as the chief finance officer and executive director of the board of Royal Dutch Shell. He now serves as a non-executive director and chairman of the audit committee of the board of Lloyds Banking Group and as a non-executive director of the board of Rio Tinto plc. He also now serves as a member of the Defence Board for the UK Government. Mr. Simon Henry was appointed as an independent non-executive director of the Company from June 2017.

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(2) Supervisors

Information on the current Supervisors is set out below:

					Remuneration before tax received from	Whether received	Number of Shares held in the Company
Name	Gender	Age	Position	Term	the Company in 2017 (RMB’000)	remuneration from offices held in CNPC	As at December 31, 2016	As at December 31, 2017
Xu Wenrong	M	56	Chairman of Supervisory Committee	2017.06- 2020.06	—	Yes	0	0
Zhang Fengshan	M	56	Supervisor	2014.05- 2020.06	—	Yes	0	0
Jiang Lifu	M	54	Supervisor	2014.10- 2020.06	—	Yes	0	0
Lu Yaozhong	M	52	Supervisor	2017.06- 2020.06	—	Yes	0	0
Wang Liang	M	55	Supervisor	2017.10- 2020.06	—	Yes	0	0
Fu Suotang	M	55	Supervisor appointed by employees’ representatives	2017.06- 2020.06	571	No	0	0
Li Jiamin	M	54	Supervisor appointed by employees’ representatives	2014.05- 2020.06	810	No	0	0
Liu Xianhua	M	54	Supervisorappointed by employees’ representatives	2016.05- 2019.06	733	No	0	0
Li Wendong	M	53	Supervisorappointed by employees’ representatives	2016.05- 2019.06	884	No	0	0

Brief Biography of the Supervisors:

Xu Wenrong, aged 56, is the Chairman of the Supervisory Committee of the Company, and concurrently the vice Party secretariat and deputy general manager of CNPC. Mr. Xu is a professor-level senior engineer and holds a doctor’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. He worked as the vice director of Petroleum Geophysical Exploration Bureau from November 1997, the director and vice Party secretariat of Petroleum Geophysical Exploration Bureau from December 1999, the vice chairman, general manager and vice Party secretariat of Bureau of Geophysical Prospecting INC.,China National Petroleum Corporation from December 2002, the assistant to the general manager of CNPC from January 2004, concurrently as the director of the Development & Research Department of CNPC from September 2005, concurrently as the chairman of China National Logging Corporation from June 2006, the member of the Party committee and director of the disciplinary committee of China COSCO Shipping Corporation Limited from May 2011, the director of China COSCO Shipping Corporation Limited from October 2011, concurrently the principal of the Party school of China COSCO Shipping Corporation Limited from December 2011, concurrently the president of the trade union of China COSCO Shipping Corporation Limited from January 2012, concurrently the dean of the Management Institute of China COSCO Shipping Corporation Limited from May 2013, the deputy general manager, member of the Party committee and director of the disciplinary committee of China COSCO Shipping Corporation Limited from February 2014, the deputy general manager and a member of the

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Party committee of CNPC from January 2016, a director of the Company from May 2016, and the vice Party secretariat and deputy general manager of CNPC from November 2016. Mr. Xu was appointed as a Supervisor and Chairman of the Supervisory Committee of the Company from June 2017.

Zhang Fengshan, aged 56, is a Supervisor and concurrently the safety director and the general manager of Quality, Safety and Environment Department of the Company, and the deputy safety director, the general manager of Quality, Safety and Environment Department and the director of safety, environment supervision center of CNPC. Mr. Zhang is a professor-level senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. Mr. Zhang was the deputy director and member of the standing Party committee of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe Oil Exploration Bureau from May 2002, director and vice Party secretariat of Liaohe Petroleum Exploration Bureau from August 2004, general manager and vice Party secretariat of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr. Zhang has been the general manager of Safety, Environment and Energy Conservation Department of the Company and the general manager of safety, environment and energy conservation department of CNPC since June 2012. In May 2014, he was appointed a Supervisor of the Company. From July 2014, Mr. Zhang has been the safety director of the Company and deputy safety director of CNPC. From December 2015, Mr. Zhang was appointed as the director of safety, environment supervision center of CNPC concurrently. From December 2016, he has concurrently been serving as the general manager of the Quality, Safety and Environmental Department of the Company and the general manager of the Quality, Safety and Environmental department of CNPC.

Jiang Lifu, aged 54, is a Supervisor of the Company, and concurrently the general manager of the Reform and Corporate Management Department of the Company

and the general manager of the Reform and Corporate Management Department of CNPC. Mr. Jiang is a professor-level senior economist and holds a doctorate degree. He has over 20 years of working experience in China’s oil and gas industry. He had worked as deputy general manager of M&A Department of the Company since August 2003, deputy director of the Planning Department of CNPC from May 2005, deputy general manager of the Planning Department of the Company from June 2007 and concurrently deputy director of the Planning Department of CNPC. He has been the general manager of the Enterprise Management Department (Internal Control and Risk Management Department) of the Company and the general manager of the Enterprise Management Department (Internal Control and Risk Management Department) of CNPC since April 2014. In October 2014, Mr. Jiang was appointed a Supervisor of the Company. In April 2015, he was appointed the general manager of the Reform and Corporate Management Department of the Company and concurrently the general manager of the Reform and Corporate Management Department of CNPC.

Lu Yaozhong, aged 52, is a Supervisor of the Company, and concurrently the general manager of Capital Operation Department of the Company, and the general manager of Capital Operation Department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has over 30 years of working experience in China’s oil and gas industry. Mr. Lu assumed the position of the chief accountant and member of the Party committee of the Kazakhstan branch from December 2009, and the chief accountant and member of the Party committee of the overseas exploration and development branch (China National Oil and Gas Exploration and Development Corporation) from August 2013, and the general manager of the Capital Operation Department of the Company, and concurrently the general manager of the Capital Operation Department of CNPC from April 2017. In June 2017, Mr. Lu was appointed as a Supervisor of the Company.

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Wang Liang, aged 55, is a Supervisor of the Company and concurrently the general manager of Audit Department of the Company and the general manager of Audit Department, director of audit service center and vice Party secretariat of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has over 35 years of working experience in China’s oil and gas industry. He had worked as a director, general accountant and member of the Party committee in China National Petroleum Offshore Engineering Co., Ltd. from January 2005, a member of the Party committee and deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of Generali China Insurance Co., Ltd. from April 2007, the general accountant and member of the Party committee of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager and vice Party secretariat of CNPC Assets Management Co., Ltd. from October 2009, the chairman, general manager and vice Party secretariat of Kunlun Trust Co., Ltd. from March 2014, the chairman, Party secretariat, secretariat of the disciplinary committee and president of the trade union of CNPC Assets Management Co., Ltd. from July 2014, the Party secretariat, secretariat of the disciplinary committee, president of the trade union and deputy general manager of China Petroleum Finance Co., Ltd. from July 2016. He has been the general manager of Audit Department of the Company and concurrently the general manager of Audit Department, director of audit service center and Party secretariat of CNPC from May 2017. Mr. Wang was appointed as a Supervisor of the Company from October 2017.

Fu Suotang, aged 55, is a Supervisor of the Company appointed by its employees’ representatives and concurrently as the general manager and vice Party secretariat of the Company’s Changqing Oilfield Branch and the director of Changqing Petroleum Exploration Bureau. Mr. Fu is a professor-level senior engineer and holds a doctorate degree, with over 35 years working experience in China’s oil and natural gas industry. Mr. Fu acted as the chief geologist and member of the Party committee of Qinghai Oilfield Branch from April 2007, the general manager and vice Party secretariat of Qinghai Oilfield Branch and concurrently the director of Qinghai Petroleum Administration Bureau from April 2014, the general manager and vice Party secretariat of Changqing Oilfield Branch and concurrently the director of Changqing Petroleum Exploration Bureau from April 2017. In June 2017, he was appointed as a Supervisor representing employees of the Company.

Li Jiamin, aged 54, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager and Party secretariat of PetroChina Lanzhou Petrochemical Corporation and the general manager of Lanzhou Petroleum & Chemical Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has over 30 years of working experience in China’s oil and gas industry. He has been the deputy general manager and chief security officer and member of the Party committee of Lanzhou Petrochemical Company from August 2004. He was appointed as the general manager and vice Party secretariat of PetroChina Lanzhou Petrochemical Company and the general manager of Lanzhou Petroleum & Chemical Company in March 2012. He was appointed as a Supervisor representing employees of the Company in May 2014.

Liu Xianhua, aged 54, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager and the vice Party secretariat of PetroChina Liaoning Sales Branch and the general manager of Liaoning Petroleum Corporation. Mr. Liu is a professor-level senior economist and holds a master’s degree. He has over 35 years of working experience in China’s oil and petrochemical industry. He served as the general manager and vice Party secretariat of PetroChina Shandong Sales Branch from May 2005. He served as the general manager and vice Party

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secretariat of PetroChina North-eastern Sales Branch from March 2012. He has been serving as the general manager and vice Party secretariat of PetroChina Liaoning Sales Branch and the general manager of Liaoning Petroleum Corporation from December 2015. Mr. Liu was appointed as a Supervisor representing employees of the Company in May 2016.

Li Wendong, aged 53, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager and Party secretariat of PetroChina West-East Natural Gas Transmission Pipelines Branch and the general manager of PetroChina West-East Natural Gas Transmission Sales Branch. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. From

January 2006, he served as the deputy director and member of the Party committee of PetroChina Pipeline Bureau. From August 2011, he served as the Party secretariat, secretariat of the disciplinary committee, president of the trade union and vice general manager of PetroChina West Pipeline Branch. From November 2013, he has been serving as the general manager, Party secretariat, secretariat of the disciplinary committee and president of the trade union of PetroChina West Pipeline Branch, and the general manager of PetroChina West Pipeline Sales Branch. From March 2016, he served as the general manager and Party secretariat of PetroChina West-East Gas Transmission Pipeline Branch and the general manager of West-East Gas Transmission Sales Branch. He was appointed as a Supervisor representing employees of the Company in May 2016.

(3) Senior Management

Information on current members of the senior management is set out below:

					Remuneration before tax	Whether received	Number of Shares held in the Company
Name	Gender	Age	Position	Term	received from the Company in 2017 (RMB’000)	remuneration from offices held in CNPC	As at December 31, 2016	As at December 31, 2017
Sun Longde	M	55	Vice President	2007.06-	950	No	0	0
Lin Aiguo	M	59	Chief Engineer	2007.06-	830	No	0	0
Wu Enlai	M	57	Board Secretary	2013.11-	860	No	0	0
Tian Jinghui	M	55	Vice President	2015.11-	824	No	0	0
Chai Shouping	M	56	Chief Financial Officer	2017.01-	835	No	0	0
Ling Xiao	M	54	Vice President	2017.12-	44	No	0	0
Yang Jigang	M	54	Vice President	2017.12-	44	No	0	0
Wang Zhongcai	M	58	Vice President	2017.12-	41	No	0	0

Note:	Mr. Ling Xiao, Mr. Yang Jigang and Mr. Wang Zhongcai were appointed to serve as the vice presidents of the Company on December 28, 2017.

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Brief Biography of the Senior Management:

Sun Longde, aged 55, is a Vice President of the Company, and concurrently the executive director and general manager of Daqing Oilfield Co., Ltd., the executive director and general manager of Daqing Petroleum Administration Bureau Co., Ltd. and the vice Party secretariat of Daqing Oilfield. Mr. Sun is a professor-level senior engineer and holds a doctorate degree. He has nearly 35 years of working experience in China’s oil and geological industry. He served as the manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, chief geologist and member of the Party committee of Tarim Petroleum Exploration & Development Headquarters from November 1997, deputy general manager and member of the Party committee of PetroChina Tarim Oilfield Company from September 1999 and the general manager and Party secretariat of PetroChina Tarim Oilfield Company from July 2002. Mr. Sun was appointed as a Vice President of the Company since June 2007. He was elected as an academician of the Chinese Academy of Engineering in December 2011. He concurrently served as the director of CNPC Consulting Centre from April 2014. Mr. Sun was appointed as the general manager of Science and Technology Management Department of the Company and the general manager of Science and Technology Management Department of CNPC in July 2015. From March 2016, he has concurrently served as the executive director and general manager of Daqing Oilfield Co., Ltd., director of Daqing Petroleum Administration Bureau and vice Party secretariat of Daqing Oilfield.

Lin Aiguo, aged 59, is the Chief Engineer of the Company and concurrently the president and vice Party secretariat of Petrochemical Research Institute. Mr. Lin is a professor-level senior engineer and holds a bachelor’s degree. He has over 35 years of working experience in China’s oil and petrochemical industry. Mr. Lin has been the deputy manager and the standing deputy manager of Shengli Refinery of Qilu Petrochemical Company from July 1993, the deputy general manager and member of the Party committee of Dalian West Pacific Petrochemical Co., Ltd. from May 1996, the general manager and Party secretariat of Dalian West Pacific Petrochemical Co., Ltd. from August 1998. Mr. Lin became the general manager and Party secretariat of Refining & Sales Branch of the Company since December 2002. Mr. Lin has been appointed as the Chief Engineer of the Company since June 2007, and has been concurrently serving as the director and vice Party secretariat of the Petrochemical Research Institute since February 2011.

Wu Enlai, aged 57, is the Secretary to the Board of Directors of the Company. As a professor-level senior engineer and a master degree holder, Mr. Wu has over 35 years of working experience in China oil and petrochemical industry. Mr. Wu served as the deputy director general of Tarim Petrochemical Engineering Construction Headquarters from August 1997, the deputy director general of Capital Operation Department of CNPC from August 2002 and the deputy general manager of CNPC E&D from January 2004. Mr. Wu was appointed as the head of the Preparatory Work Team for PetroChina Guangxi Petrochemical Branch in May 2005, and served as its general manager, Party secretariat, secretariat of the disciplinary committee and president of the trade union since October 2005 and the head of Enterprise Coordination Team of the Company in Guangxi since September 2012. He was appointed as the Secretary to the Board of Directors of the Company in November 2013. From December 2013, Mr. Wu has concurrently served as an executive director and general manager of PetroChina Hong Kong Company Limited and a director and chairman of Kunlun Energy Co., Ltd

Tian Jinghui, aged 55, is a Vice President of the Company, and concurrently the general manager and vice Party secretariat of PetroChina Marketing Branch,

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the executive director and Party secretariat of PetroChina International Co., Ltd., and the Chairman of China National United Oil Corporation. Mr. Tian is a professor-level senior economist with a master’s degree of business administration. He has nearly 35 years of experience in the oil and gas industry of the PRC. From May 1998, he was appointed as the leader of the Preparatory Group of PetroChina Northwest Sales Company. He worked as the deputy general manager and member of the Party committee of PetroChina Refining & Marketing Branch from December 1999, the deputy general manager, chief safety officer and member of the Party committee of PetroChina Marketing Branch from November 2007. From June 2009, he assumed the position as the Party secretariat and deputy general manager of PetroChina Marketing Branch. From August 2013, he has been the general manager and Party secretariat of PetroChina Marketing Branch. Mr. Tian was appointed as Vice President of the Company in November 2015. From April 2017, Mr. Tian served concurrently as the general manager and vice Party secretariat of PetroChina Marketing Branch, the executive director and Party secretariat of PetroChina International Co., Ltd., and the chairman of China National United Oil Corporation.

Chai Shouping, aged 56, is currently the Chief Financial Officer of the Company. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has nearly 30 years of financial, operating, and managerial experience in the oil and gas industry of the PRC. From April 2002, he worked as the deputy general manager of the Finance Department of the Company. From September 2012, he served as the chief accountant and member of the Party committee of CNPC E&D (Overseas Exploration and Development branch), the deputy general manager and chief financial officer of CNPC E&D, the chief financial officer of PetroChina International Investment Company Limited. From March 2013, he served as the general manager of the Finance Department of the Company. Mr. Chai was appointed as the Chief Financial Officer of the Company in January 2017.

Ling Xiao, aged 54, is a vice president of the Company and concurrently serves as the general manager, vice Party secretariat of the Natural Gas Sales Branch (Natural Gas and Pipeline Branch), the chairman and Party secretariat of PetroChina Pipeline Co., Ltd., and the chairman of Kunlun Energy Co., Ltd Mr. Ling is a professor-level senior engineer and holds a doctor’s degree. He has over 35 years of working experience in China’s petroleum industry. He worked as the vice director and member of the Party committee of Xinjiang Petroleum Administration Bureau from June 2001, the chairman and general manager of Western Pipeline Co., Ltd. from August 2004, concurrently as the Party secretariat of Western Pipeline Co., Ltd. from January 2005, the general manager and vice Party secretariat of Western Pipeline Branch from March 2009, the general manager and Party secretariat of West-East Gas Transmission Pipeline Branch and the general manager of West-East Gas Transmission Sales Branch from November 2013, the Party secretariat and deputy general manager of Natural Gas and Pipeline Branch and concurrently served as the deputy general manager of Natural Gas Sales Branch from March 2016, the Party secretariat and deputy general manager of Natural Gas Sales Branch (Natural Gas and Pipeline Branch), and the general manager and Party secretariat of PetroChina Pipeline Co., Ltd. from September 2016, the general manager and vice Party secretariat of Natural Gas Sales Branch (Natural Gas and Pipeline Branch), the chairman and secretary to the party committee of PetroChina Pipeline Co., Ltd. and the chairman of Kunlun Energy Co., Ltd. from November 2017. Mr. Ling was appointed as a Vice President of the Company from December 2017.

Yang Jigang, aged 54, is a vice president of the Company, and concurrently serves as the general manager and Party secretariat of the Refining and Chemical Branch. Mr. Yang is a professor-level senior engineer and holds a

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master’s degree. He has over 30 years of working experience in China’s petroleum and petrochemical industry. He worked as the deputy general manager of Lanzhou Chemical Industry Company from August 1997, the chief engineer of CNPC Refining and Chemical Department from November 1998, member of the preparatory committee of Refining and Sales Branch from September 1999, the chief engineer and member of the Party committee of Refining and Sales Branch from December 1999, the deputy general manager, chief engineer and member of the Party committee of Chemical and Sales Branch from August 2000, the general manager and vice Party secretariat of Daqing Petrochemical Branch from May 2005, the Party secretariat and deputy general manager of Refining & Chemical Branch from December 2009, and the general manager and Party secretariat of Refining & Chemical Branch from November 2017. Mr. Yang was appointed as a Vice President of the Company from December 2017.

Wang Zhongcai, aged 58, is the Vice President of the Company, and concurrently serves as the chairman, Party secretariat and president of the trade union of PetroChina International Exploration & Development Company. Mr. Wang is a professor-level senior engineer and holds a doctor’s degree. He has over 35 years of working experience in China’s petroleum industry. He worked as the deputy general manager of CNPC International (Kazakhstan) Co., Ltd. and concurrently the chairman of CNPC International (Aktobean) Oil & Gas Co., Ltd. from March 1999, the standing deputy general manager of CNPC International (Kazakhstan) Co., Ltd. and concurrently the general manager of CNPC International (Aktobean) Oil & Gas Co., Ltd. from April 2000, the deputy general manager of CNPC Exploration and Development Company Limited and concurrently the general manager of PetroChina International (Russia) Co., Ltd. from May

2003, concurrently the head of Russia Coordination & Leadership Committee from March 2005, the deputy general manager of CNPC Exploration and Development Company Limited and concurrently the general manager of CNPC International (Kazakhstan) Co., Ltd. and general manager of CNPC International (Aktobean) Oil & Gas Co., Ltd. from November 2005, the general manager and Party secretariat of CNPC International (Kazakhstan) Co., Ltd. and head of Kazakhstan Coordination Committee from September 2008, the senior deputy general manager and member of the Party committee of the overseas exploration & development company (CNPC Exploration and Development Company Limited) from December 2009, the Party secretariat, senior deputy general manager and president of the trade union of the overseas exploration & development company (CNPC Exploration and Development Company Limited) from April 2014, and the chairman, Party secretariat and president of the trade union of CNPC International Exploration & Development Company from November 2017. Mr. Wang was appointed as a Vice President of the Company from December 2017.

2. Election or Retirement of Directors and Supervisors and the Appointment and Removal of Senior Management

On June 8, 2017, the Company convened its 2016 annual general meeting, at which the Proposal Regarding the Election of the Board of Directors was reviewed and passed, elected Mr. Wang Yilin, Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Hou Qijun, Mr. Duan Liangwei and Mr. Qin Weizhong as Directors of the Company, and elected Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr Tokuchi Tatsuhito, and Mr. Simon Henry as independent non-executive Directors of the Company.

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Together with Mr. Zhang Jianhua who was appointed as the Director of the Company at the first extraordinary general meeting of 2016, the Company’s board of directors consists of 14 directors in total.

Mr. Shen Diancheng and Mr. Zhao Zhengzhang ceased to serve as Directors of the Company due to expiration of their terms of office; Mr. Richard H. Marzke and Mr. Chen Zhiwu ceased to serve as independent non-executive Director of the Company due to expiration of their terms of office. Mr. Xu Wenrong ceased to serve as the Directors of the Company due to practical needs of the Company.

On June 8, 2017, the Company convened its 2017 fourth board meeting, at which Mr. Wang Yilin was elected as the Chairman of the Company, Mr. Zhang Jianhua was elected to continue to serve as the Vice Chairman of the Company and Mr. Wang Dongjin was elected as the Vice Chairman of the Company.

The Proposal Regarding Election of Supervisors of the Company was reviewed and passed, and Mr. Xu Wenrong, Mr. Zhang Fengshan, Mr. Jiang Lifu and Mr. Lu Yaozhong were elected as the Supervisors of the Company at the 2016 annual general meeting of the Company. Through democratic elections by employee representatives of the Company, Mr. Fu Suotang and Mr. Li Jiamin were elected as Supervisors appointed by employees’ representatives of the Company. Before that, Mr. Liu Xianhua and Mr. Li Wendong were elected as the Supervisors appointed by employees’ representatives of the Company on May 17, 2016.

Mr. Guo Jinping, Mr. Li Qingyi, Mr. Jia Yimin and Mr. Yang Hua ceased to serve as Supervisors of the Company due to expiration of their terms of office.

On June 8, 2017, the Company convened the 2017 third meeting of the supervisory board, at which Mr. Xu Wenrong was elected as the chairman of the Supervisory.

On October 26, 2017, the Company convened the 2017 first extraordinary Committee of the Company meeting, at which Mr. Wang Liang was elected as a Supervisor of the Company.

Mr. Hou Qijun was appointed as a Vice President of the Company at the 2017 fourth meeting of the Board of Directors. Mr. Zhao Zhengzhang and Ms. Wang Lihua ceased to serve as the Vice Presidents of the Company due to their age.

On December 28 2017, the Company convened its 2017 eighth meeting of the board of directors, at which Mr. Ling Xiao, Mr. Yang Jigang and Mr. Wang Zhongcai were appointed Vice Presidents of the Company. Mr. Huang Weihe, Mr. Xu Fugui and Mr. Lv Gongxun ceased to serve as the Vice Presidents of the Company due to their age.

3. Interests of Directors and Supervisors in the Share Capital of the Company

As at December 31, 2017, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code.

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4. Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

5. Interests of Directors and Supervisors in Contracts

None of the Directors, Supervisors or any entity related to the Directors and Supervisors had any material interest, either directly or indirectly, in any transaction, arrangement and contract of significance to which the Company or any of its subsidiaries was a party to during the year.

6. Permitted Indemnity Provisions

During the reporting period, the permitted indemnity provisions to the benefit of the Directors continued to be effective and the Company has arranged appropriate liability insurance for Directors, Supervisors and the senior management.

7. Remuneration Policy of the Senior Management

Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results.

8. Employees of the Group

As at December 31, 2017, the Group had 494,297 employees (excluding 318,561 temporary and seasonal staff) and 191,265 retired staff.

The number of employees for each of the segment as of December 31, 2017 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Exploration and Production	277,553	56.15
Refining and Chemicals	143,253	28.98
Marketing	51,863	10.49
Natural Gas and Pipeline	15,919	3.22
Other*	5,709	1.16
Total	494,297	100.00

*	includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

The employee structure by profession as at December 31, 2017 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Production	291,558	58.98
Sales	36,865	7.46
Technology	66,678	13.49
Finance	11,064	2.24
Administration	76,852	15.55
Others	11,280	2.28
Total	494,297	100.00

The education levels of employees as at December 31, 2017 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Master and above	17,970	3.63
University	157,540	31.87
Polytechnic college	114,858	23.24
Technical secondary and below	203,929	41.26
Total	494,297	100.00

9. Employee Remuneration Policy

The Company has in place various equitable and competitive remuneration systems to cater for different positions. At regional companies, an annual salary system is adopted for the management, a positional wage system for supervisory, professional and technical positions and a positional skill-based wage system for operators and workers. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the level of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner.

10. Employee Welfare Plans

Details on employee welfare plans of the Company are set out in Note 33 to the financial statements prepared in accordance with IFRS in this annual report.

11. Employee Training

The Company has been consistently focused on

employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training of the Company covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Company’s development requirements and its needs for building high-calibre working teams.

12. Core Technical Teams and Key Technical Staff

No material changes occurred during the reporting period to the core technical teams and key technical staff of the Company (i.e. those other than Directors, Supervisors and Senior Management).

RELEVANT INFORMATION

ON CORPORATE BONDS

1. Information on Corporate Bonds Issued But Not Yet Due

(1) All the corporate bonds of the Company which have been issued and listed on the stock exchange but have not yet been due as at the approval date of the annual report include the 2012 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2012 Corporate Bonds (First Tranche)”) (10-year term and 15-year term), the 2013 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2013 Corporate Bonds (First Tranche)”) (10-year term), the 2016 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (First Tranche)”), the 2016 Corporate Bonds (Second Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Second Tranche)”), the 2016 Corporate Bonds (Third Tranche) of PetroChina Company Limited (the “2016 Corporate Bonds (Third Tranche)”), and the 2017 Corporate Bonds (First Tranche) of PetroChina Company Limited (the “2017 Corporate Bonds (First Tranche)”), the details of which are set out as below:

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB 100 Million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2012 Corporate Bonds (First Tranche) (10- year term)	12 Petrochina 02	122210.SH	November 22, 2012	November 22, 2022	20	4.90	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2012 Corporate Bonds (First Tranche) (15- year term)	12 Petrochina 03	122211.SH	November 22, 2012	November 22, 2027	20	5.04	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2013 Corporate Bonds (First Tranche) (10- year term)	13 Petrochina 02	122240.SH	March 15, 2013	March 15, 2023	40	4.88	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (First Tranche) (5- year term)	16 Petrochina 01	136164.SH	January 19, 2016	January 19, 2021	88	3.03	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (First Tranche) (10- year term)	16 Petrochina 02	136165.SH	January 19, 2016	January 19, 2026	47	3.50	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Second Tranche) (5- year term)	16 Petrochina 03	136253.SH	March 3, 2016	March 3, 2021	127	3.15	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB 100 Million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2016 Corporate Bonds (Second Tranche) (10- year term)	16 Petrochina 04	136254.SH	March 3, 2016	March 3, 2026	23	3.70	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Third Tranche) (5- year term)	16 Petrochina 05	136318.SH	March 24, 2016	March 24, 2021	95	3.08	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Third Tranche) (10- year term)	16 Petrochina 06	136319.SH	March 24, 2016	March 24, 2026	20	3.60	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2017 Corporate Bonds (First Tranche)	17 Petrochina 01	143255.SH	August 18, 2017	August 18, 2020	20	4.30	Annual payment of interests, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange

(2) Subscribers

Qualified investors in accordance with laws and regulations.

(3) Payment of interests

During the current reporting period, with regard to all the corporate bonds of the Company, interests were paid on schedule without any delay or inability in payment of interest.

The interests of 2012 Corporate Bonds (First Tranche) formally started to accrue on November 22, 2012. Its first payment date was November 22, 2013 and its payment date within the current reporting period was November 22, 2017 in an amount of RMB16,926.80 million.

The interests of 2013 Corporate Bonds (First Tranche) formally started to accrue on March 15, 2013. Its first payment date was March 15, 2014 and its payment date within the current reporting period was March 15, 2017 in an amount of RMB910.40 million.

The interests of 2016 Corporate Bonds (First Tranche) formally started to accrue on January 19, 2016, and its first payment date was January 19, 2017. Its payment date within the current reporting period was January 19, 2017 in an amount of RMB431.14 million.

The interests of 2016 Corporate Bonds (Second Tranche) formally started to accrue on March 3, 2016, and its first payment date was March 3, 2017. Its payment date within the current reporting period was March 3, 2017 in an amount of RMB485.15 million.

The interests of 2016 Corporate Bonds (Third Tranche) for 2016 formally started to accrue on March 24, 2016, and its first payment date was March 24, 2017. Its payment date within the current reporting period was March 24, 2017 in an amount of RMB364.6 million.

The interests of 2017 Corporate Bonds (First Tranche) for 2017 formally started to accrue on August 18, 2017, and its first payment date was August 18, 2018. No payment is covered under this report.

2. Relevant Information on the Bond Trustees and the Credit Rating Agency

(1) Bond Trustees

a. 2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche) and 2017 Corporate Bonds (First Tranche):

Bond Trustee: CITIC Securities Company Limited

Legal Representative: Zhang Youjun

Contact Persons: Xu Chenhan, Zhao Wei, Zhou Weifan and Han Bing

Office Address: Citic Office Tower, 48 Liangmaqiao Road, Chaoyang District, Beijing

Tel.: 010-60836701

Fax: 010-60833504

b. 2016 Corporate Bonds (First Tranche):

Bond Trustee: China Galaxy Securities Company Limited

Legal Representative: Chen Gongyan

Contact Persons: Zhou Yihong, Xu Jinjun, Bian Yang, Zhang Fan, Yu Junqin

Office Address: 2/Fl., Suite C, International Enterprise Mansion, 35 Jinrong Street, Xicheng District, Beijing

Tel.: 010-66568206, 010-83574533

Fax: 010-66568704

c. 2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche):

Bond Trustee: CSC Financial Co., Ltd.

Legal Representative: Wang Changqing

Contact Persons: Du Meina, Liu Guoping, Wang Chonghe, Ren Xianhao, Yin Jianchao

Office Address: 2nd Floor, Tower B of Kaiheng Centre, No.2 Chaonei Avenue, Dongcheng District, Beijing

Tel.: 010-85130656 010-85156322 010-65608354

Fax: 010-65608445

(2) Credit Rating Agency

2012 Corporate Bonds (First Tranche), 2013 Corporate Bonds (First Tranche), 2016 Corporate Bonds (First Tranche), 2016 Corporate Bonds (Second Tranche), 2016 Corporate Bonds (Third Tranche) and 2017 Corporate Bonds (First Tranche):

Credit Rating Agency: United Credit Rating Co., Ltd.

Legal Representative: Li Xinhong

Contact Persons: Liu Hongtao, Gao Peng

Office Address: 12/Fl., PICC Building, 2 Jianguomenwai Street, Chaoyang District, Beijing

Tel.: 010-85172818

Fax: 010-85171273

3. Use of Funds Raised By Issuing Corporate Bonds

As at the end of the current reporting period, the use of all funds raised via corporate bonds is basically consistent with the purpose, use plan and other matters as undertaken in the offering circular, and such funds have been used up.

Collection of funds raised by issuing corporate bonds and payment of principals and interests are made through the payment collection account or special account, and all accounts are under normal operation. Meanwhile, the Company formulated a plan for the use of funds raised via bonds and funds raised by issuing corporate bonds are used in accordance with the Company’s internal procedures on fund utilization and applicable agreements. Relevant business departments carried out strict inspections over the use of such funds to effectively ensure that all funds are used for their designated purposes, guarantee the smooth operation of the investment, use and audit of funds raised and ensure that the funds raised via bonds are used in accordance with the resolution of the Shareholders’ General Meeting and the purpose as disclosed in the offering circular.

4. Information on Follow-up Credit Rating of Bonds

In accordance with the relevant requirements of the regulatory authorities and United Credit Rating Co., Ltd. (“United Rating”) in respect of follow-up credit rating, United Rating shall make a regular follow-up credit rating within two months upon the announcement of the Company’s annual audit report every year during the terms of all corporate bonds of the Company, and irregular follow-up credit ratings based on relevant circumstances during the terms of all corporate bonds of the Company. United Rating disclosed the Report on 2017 Follow-up Credit Rating on Corporate Bonds of PetroChina Company Limited, under which the follow-up rating of the Company is AAA, and rating outlook is stable. The venue of the above disclosure is Shanghai Stock Exchange. The Company would like to ask investors to pay close attention to the above.

During the current reporting period, there was no difference in credit rating by the credit rating agencies of other bonds and debt financing instruments issued by the Company in China.

5. Credit Enhancement Mechanism, Debt Repayment Plan and Safeguard Measures for Debt Repayment

During the current reporting period, the debt repayment plan and the safeguard measures for debt repayment are consistent with the provisions and relevant undertakings set out in the offering circular, without any change made thereto.

CNPC provides credit guarantee for the 2012 Corporate Bonds (First tranche) and the 2013 Corporate Bonds (First tranche) of the Company. Please refer to the annual report disclosed by CNPC for the information about the guarantor.

There is no guarantee for 2016 Corporate Bonds (First Tranche), 2016 Corporate Bonds (Second Tranche), 2016 Corporate Bonds (Third Tranche) and 2017 Corporate Bonds (First Tranche).

6. Convening of Meetings of Bond Holders

During the current reporting period, the Company had no matters requiring the convening of a bond holders’ meeting and thus did not convene a bond holders’ meeting.

7. Performance of Duties by the Bond Trustees

During the current reporting period, the debt trustees performed the following duties in capacity of a debt trustee in accordance with the provisions of the Measures for Administration of Issue and Trading of Corporate Bonds and the Bond Trusteeship Agreement:

(1) pay continuous attention to the credit status of the Company and the guarantor as well as the implementation of the credit enhancement measures and the safeguard measures for debt repayment;

(2) supervise the use of the funds raised by the Company during the terms of bonds;

(3) carry out overall investigation and pay continuous attention to the solvency and the effectiveness of the credit enhancement measures of the Company, and announce a report on trusteeship affairs to the market at least once every year;

(4) continuously supervise the performance of the information disclosure obligation by the Company during the terms of the Company’s bonds.

There is no conflict of interest occurring to the trustees

in performance of their duties.

As the bond trustee of 2012 Corporate Bonds (First Tranche) and 2013 Corporate Bonds (First Tranche), CITIC Securities Company Limited announced their 2016 trustee affairs reports to the market on April 26, 2017, and the venue of disclosure was Shanghai Stock Exchange.

As the bond trustee of 2016 Corporate Bonds (First Tranche), China Galaxy Securities Co., Ltd. announced their 2016 trustee affairs reports to the market on June 29, 2017, and the venue of disclosure was Shanghai Stock Exchange.

As the bond trustee of 2016 Corporate Bonds (Second Tranche) and 2016 Corporate Bonds (Third Tranche), CSC Financial Co., Ltd. announced their 2016 trustee affairs reports to the market on June 29, 2017, and the venue of disclosure was Shanghai Stock Exchange.

8. Major Accounting Data and Financial Indicators Relating to Corporate Bonds

Item	2017	2016
Earnings before interest, tax, depreciation and amortization (EBITDA) (RMB million)	294,923	278,191
Net cash flow from investing activities (RMB million)	(243,546)	(175,887)
Net cash flow from financing activities (RMB million)	(94,725)	(67,007)
Year-end balance of cash and cash equivalents (RMB million)	122,777	97,931
Liquidity ratio	0.74	0.76
Quick ratio	0.49	0.47
Asset-liability ratio (%)	42.55	42.72
EBITDA-debt ratio	0.63	0.54
Debt service coverage ratio	3.98	3.30
Cash debt service coverage ratio	20.89	15.44
EBITDA interest coverage ratio	15.55	13.37
Loan repayment ratio (%)	100	100
Interest coverage ratio(%)	100	100

Note:	The net cash flow from investment activities experienced an increase of 38.5%, which is mainly due to the purchase and establishment of fixed assets by the Company and increase of oil and gas assets; the net cash flow from financing activities experienced an increase of 41.4%, which is mainly due to the increase in the amounts of repayment of borrowings and payment of dividends by the Company; the times interest earned (TIE) of cash experienced an increase of 35.3%, which is mainly due to the increase of net cash flow from operating activities of the Company.

9. Mortgage, Pledge, Seizure, Freezing, Conditional Realization, Impossible Realization, Impossible Use to Offset Debts and Other Situations and Arrangements under Which Rights Are Restricted Relating to Assets

As at the end of the current reporting period, there was no material restriction on the Company’s assets.

10. Payment of Interests on Other Bonds and Debt Financing Instruments

During the current reporting period, the interests on other bonds and debt financing instruments of the Company were paid on schedule, without any delay or inability in payment of interests and principals.

11. Credit Granting by Bank, Use of Credit Facilities and Repayment of Bank Loans

The Company maintains a good long-term partnership with such financial institutions as banks, and has got a high credit line from banks, with a strong indirect debt financing capacity. As at the end of the current reporting period, the Company obtained credit facilities from financial institutions, totaling RMB162 billion, of which, the amount of RMB4.8 billion has been used, and the rest amounting to RMB157.2 billion remains unused.

During the current reporting period, the Company repaid bank loans on time, without loan extension or forgiveness.

12. Relevant Provisions or Undertakings Stated in the Offering Circular

The Company strictly complies with the provisions of the Bond Trusteeship Agreement and the bond terms relating to each tranche under the relevant bonds.

13. Material Matters

During the current reporting period, no material matters as set forth in Article 45 of the Measures for Administration of Issue and Trading of Corporate Bonds occurred to the Company.

INFORMATION ON CRUDE OIL

AND NATURAL GAS RESERVES

The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2015, 2016 and 2017. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton, McDaniel

& Associates, Ryder Scott and GLJ, each an independent engineering consultancy company.

	Crude Oil (million barrels)	Natural Gas (billion cubic feet)	Combined (million barrels of oil equivalent)
Proved Developed and Undeveloped Reserves

Reserves as of December 31, 2015 (the basis date)	8,521.1	77,524.7	21,441.9

Revisions of previous estimates	(810.9)	(863.2)	(954.7)

Extensions and discoveries	491.7	4,770.3	1,286.8

Improved recovery	93.0	—	93.0

Purchased	63.6	554.5	156.0

Production for the year	(920.7)	(3,274.5)	(1,466.6)

Reserves as of December 31, 2016 (the basis date)	7,437.8	78,711.8	20,556.4

Revisions of previous estimates	486.2	(1,750.8)	194.6

Extensions and discoveries	346.3	3,350.0	904.6

Improved recovery	98.0	—	98.0

Purchased	—	—	—

Production for the year	(887.0)	(3,423.4)	(1,457.7)

Reserves as of December 31, 2017 (the basis date)	7,481.3	76,887.6	20,296.0

Proved Developed Reserves

As of December 31, 2015 (the basis date)	6,195.8	40,406.1	12,930.2

Including: Domestic	5,629.3	38,980.7	12,126.2

Overseas	566.5	1,425.4	804.0

As of December 31, 2016 (the basis date)	5,176.3	40,663.8	11,953.5

Including: Domestic	4,607.7	38,827.3	11,078.9

Overseas	568.6	1,836.5	874.6

As of December 31, 2017 (the basis date)	5,592.9	39,242.6	12,133.3

Including: Domestic	5,037.0	37,325.4	11,257.9

Overseas	555.9	1,917.2	875.3

Proved Undeveloped Reserves

As of December 31, 2015 (the basis date)	2,325.3	37,118.6	8,511.7

Including: Domestic	2,020.5	36,878.0	8,166.8

Overseas	304.8	240.6	344.9

As of December 31, 2016 (the basis date)	2,261.5	38,048.0	8,602.9

Including: Domestic	1,733.4	37,417.1	7,969.6

Overseas	528.1	630.9	633.3

As of December 31, 2017 (the basis date)	1,888.4	37,645.0	8,162.8

Including: Domestic	1,584.9	37,376.7	7,814.3

Overseas	303.5	268.3	348.4

The number of wells drilled or participated in drilling during the specified period the results of the drilling are set out as follow:

Year		Daqing	Xinjiang	Changqing	Other(1)	Total
2015	The net number of new exploration wells(2)	136	123	790	549	1,598
	Crude oil	118	79	414	303	914
	Natural gas	5	6	103	76	190
	Dry wells(3)	13	38	273	170	494
	The net number of new development wells(2)	3,674	1,359	4,967	3,385	13,385
	Crude oil	3,645	1,339	4,098	2,957	12,039
	Natural gas	22	20	841	392	1,275
	Dry well(3)	7	—	28	36	71
2016	The net number of new exploration wells (2)	148	134	955	550	1,787
	Crude oil	127	87	625	353	1,192
	Natural gas	9	1	125	75	210
	Dry well(3)	12	46	205	122	385
	The net number of new development wells (2)	3,150	792	5,135	2,194	11,271
	Crude oil	3,129	777	4,526	1,824	10,256
	Natural gas	15	15	551	354	935
	Dry well(3)	6	—	58	16	80
2017	The net number of new exploration wells (2)	217	132	868	608	1,825
	Crude oil	184	69	539	346	1,138
	Natural gas	13	11	59	108	191
	Dry well(3)	20	52	270	154	496
	The net number of new development wells (2)	3,205	1,520	6,020	3,731	14,476
	Crude oil	3,185	1,504	4,217	2,898	11,804
	Natural gas	10	13	1,746	820	2,589
	Dry well(3)	10	3	57	13	83

Notes: (1)	represents Liaohe, Jilin, North China, Dagang, Sichuan, Tarim, Turpan Hami, Qinghai, Jidong, Yumen, Zhejiang and southern oil region.
(2)	“net well” means wells which have deducted the interests of other parties. Other parties do not have any interest in any wells owned by the Company.
(3)	“dry well” means wells which are not sufficient for commercial production.

Internal Control over the Estimates of Reserves

The Company has set up the Reserve Evaluation Leading Group under which the Vice President responsible for the upstream operation of the Company serves as the director of the Group.

In recent years, the Company promoted the qualification certification management of oil and gas reserve evaluation and audit personnel, and has set up a team of reserve valuers and auditors covering the headquarters and companies in various regions which is responsible for reserve valuing and auditing for the Company. Meanwhile, a specialised Reserve Administration Department is set up under the Exploration and Production segment of the Company. The managerial personnel and staff of such department possess on average more than 20 years of professional technical experience and over 10 years of experience in conducting reserve estimation SEC Standards in the oil industry, and all of them are qualified as the national certified professionals specialising in handling reserves matters. Reserve Management Committees and multi-disciplinary Reserve Research Institutes have been set up at various regional companies. Technical professional in charge of the reserve evaluation of the Company is Mr. Duan Xiaowen, the Director of the Reserve Administration

Department of the Exploration and Production segment. Mr. Duan holds a bachelor’s degree in petroleum geology and a MBA degree. He has more than 25 years of working experience in the field of the exploration and development of oil and gas and has been engaging in the reserve evaluation and management for a long period of time. Since 2008, he has been involved in the technical supervision of reserves evaluation and, since 2016, has been the key technical professional in charge of monitoring the preparations for conducting reserve evaluation of the Company and of handling the technical and management works regarding evaluation of the oil and gas reserves. Reserve Research Institutes in various regions are responsible for calculating the newly discovered reserves and updating the estimates of the existing reserves. The evaluation results are subject to a two-level review by the regional companies and the Exploration and Production branches, and will be finally determined by the Reserve Evaluation Leading Group of the Company.

At the same time, the Company retains a third party independent evaluator who will, in accordance with the SEC Standards prescribed, conduct an independent evaluation of the proved reserves derived from the annual evaluation conducted by the Company. The proved reserves evaluated by the third party will be disclosed in accordance with the SEC requirements.

AUDITOR’S REPORT

畢馬威華振審字第 1801186 號

All Shareholders of PetroChina Company Limited:

Opinion

We have audited the accompanying financial statements of PetroChina Company Limited (“the Company”), which comprise the consolidated and company balance sheets as at 31 December 2017, the consolidated and company income statements, the consolidated and company cash flow statements, the consolidated and company statements of changes in shareholders’ equity for the year then ended, and notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company financial position of the Company as at 31 December 2017, and the consolidated and company financial performance and the consolidated and company cash flows of the Company for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants(“CSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the China Code of Ethics for Certified Public Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1801186 號

Key Audit Matters (continued)

Assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and depreciation, depletion and amortisation of oil and gas properties

Refer to Note 4(28)(a) Estimation of oil and natural gas reserves of the Principal accounting policies and accounting estimates to the financial statements.

The Key Audit Matter

The estimation of oil and gas reserves is considered to be a significant risk due to the subjective nature of estimating oil and gas reserves and the pervasive impact on the Company and its subsidiaries (together the “Group”) consolidated and company financial statements, in particular in assessing potential impairment of oil and gas properties. Changes in oil and gas reserves will affect unit-of-production depreciation, depletion and amortisation (“DD&A”) for oil and gas properties.

Proved oil and gas reserves are the quantities of crude oil and natural gas which can be estimated with reasonable certainty and which are economically producible under existing economic conditions, operating methods and government regulations. The Group engaged third party reserves specialists to estimate the proved oil and gas reserve volumes based on the reserves specialists’ assessment of the economic producibility of oil and gas reservoirs in accordance with recognised industry standards.

How the matter was addressed in our audit

Our audit procedures to assess the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties included the following:

•	assessing the competence, capabilities and objectivity of the third party reserves specialists engaged by the Group to estimate the oil and gas reserves;

•	evaluating whether the methodology adopted by the reserves specialists to estimate the oil and gas reserves was consistent with recognised industry standards;

•	challenging the key assumptions adopted by the reserves specialists, including the crude oil and natural gas prices and operating costs based on which the economic producibility of oil and gas reservoirs was determined by comparison with historical crude oil and natural gas selling prices and operating costs;

•	comparing the oil and gas reserves estimates adopted in assessing potential impairment of oil and gas properties, including the identification of impairment indicators and the future production profiles used in the discounted cash flow forecasts, with the reserves specialists’ reports;

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1801186 號

Key Audit Matters (continued)

Assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and depreciation, depletion and amortisation of oil and gas properties (continued)

Refer to Note 4(28)(a) Estimation of oil and natural gas reserves of the Principal accounting policies and accounting estimates to the financial statements.

The Key Audit Matter

When management reviewed oil and gas properties, which comprise different cash-generating units (“CGUs”), for indicators of possible impairment, significant decline in oil and gas reserve volumes was viewed as one of the events or changes in circumstances which could indicate that the carrying amounts of certain CGUs may not be recoverable. For those CGUs where indicator of impairment was identified, management estimated the value in use of each CGU by using a discounted cash flow forecast, which was prepared based on the future production profiles with reference to the oil and gas reserve volumes, to determine the amount of impairment, if any.

We identified assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties as a key audit matter because there is inherent uncertainty in estimating oil and gas reserves which could have a significant impact on the financial statements.

How the matter was addressed in our audit

•	comparing the oil and gas reserves estimates adopted in the unit-of-production DD&A calculation sheet with the reserves specialists’ reports; and

•	comparing the Group’s proved oil and gas reserve volumes at December 31, 2017 and 2016 and making enquiries of the reserves specialists and management as to the reasons for any significant changes.

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1801186 號

Key Audit Matters (continued)

Assessing impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited

Refer to Note 4(13) Intangible assets and goodwill of the Principal accounting policies and accounting estimates to the financial statements, and Note 19 Goodwill to the consolidated financial statements.

The Key Audit Matter

As at December 31, 2017, goodwill, which amounted to RMB41,934 million, mainly arose from the acquisition of PetroChina United Pipelines Company Limited in 2015 (“the Pipeline Goodwill”).

Management performs an annual impairment assessment of the Pipeline Goodwill and compares the carrying value of the CGUs containing the Pipeline Goodwill with its recoverable amount by using a discounted cash flow forecast to determine if any impairment is required.

How the matter was addressed in our audit

Our audit procedures to assess impairment of the Pipeline Goodwill included the following:

•	assessing management’s identification of CGUs to which the Pipeline Goodwill was allocated, the allocation of other assets to that CGUs and assessing the methodology applied by management in the preparation of the discounted cash flow forecast with reference to the requirements of the Accounting Standards for Business Enterprises;

•	evaluating the discounted cash flow forecast prepared by management by comparing data therein with the relevant data, including forecast revenue, forecast cost of sales, and forecast other operating expenses, and by taking into account our understanding, experience and knowledge of the pipeline industry and the Group’s future business plans;

•	comparing the forecast revenue and forecast operating costs included in the discounted cash flow forecast prepared in the prior year with the current year’s performance to assess how accurate the prior year’s forecast were, making enquiries of management as to the reasons for any significant variations identified and considering whether these had been taken into account in the current year’s forecasts;

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1801186 號

Key Audit Matters (continued)

Assessing impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited (continued)

Refer to Note 4(13) Intangible assets and goodwill of the Principal accounting policies and accounting estimates to the financial statements, and Note 19 Goodwill to the consolidated financial statements.

The Key Audit Matter

The preparation of a discounted cash flow forecast involves the exercise of significant management judgement, particularly in estimating long term revenue growth rates and in determining the discount rate applied.

We identified assessing impairment of the Pipeline Goodwill as a key audit matter because the impairment assessment prepared by management is complex and contains certain judgemental assumptions, in particular in respect of the long term revenue growth rates and the discount rate applied, which could be subject to management bias in their selection.

How the matter was addressed in our audit

•	engaging our internal valuation specialists to assist us in assessing whether the discount rates applied in the discounted cash flow forecasts were within the range adopted by other companies in the same industry;

•	comparing the long term revenue growth rates adopted in the discounted cash flow forecast with those of comparable companies and external market data;

•	obtaining from management sensitivity analyses for both the discount rate and long term revenue growth rates adopted in the discounted cash flow forecast and assessing the impact of changes in the key assumptions on the conclusions reached in the impairment assessment and whether there were any indicators of management bias; and

•	considering the disclosures in the consolidated financial statements in respect of the impairment assessment of the Pipeline Goodwill and the key assumptions adopted with reference to the requirements of the Accounting Standards for Business Enterprises.

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1801186 號

Key Audit Matters (continued)

Assessing impairment of fixed assets of refining and chemicals segment

Refer to Note 4(10) Fixed assets of the Principal accounting policies and accounting estimates to the financial statements, and Note 14 Fixed assets to the consolidated financial statements.

The Key Audit Matter

The Group recognised impairment of fixed assets of refining and chemicals segment in the consolidated and company financial statements for the year ended December 31, 2017, of which RMB 10,220 million was recognised in the consolidated financial statements. During the year ended December 31, 2017, certain CGUs of the Group suffered decline in operating performance, which management considered to be indicators of impairment.

When it is determined that indicators of impairment of the CGUs exist, management performs the impairment assessment of the fixed assets of refining and chemicals segment allocated to each CGUs and compares the carrying value of the CGUs with its estimated recoverable amounts by preparing discounted cash flow forecast to determine if any impairment is required.

The preparation of a discounted cash flow forecast involves the exercise of significant management judgement, particularly in estimating forecast revenue, forecast production cost, expenses and in determining the discount rate applied.

How the matter was addressed in our audit

Our audit procedures to assess impairment of fixed assets of refining and chemicals segment included the following:

•	assessing management’s identification of CGUs, the allocation of assets to each CGU and assessing the methodology applied by management in the preparation of the discounted cash flow forecasts with reference to the requirements of the Accounting Standards for Business Enterprises;

•	evaluating the discounted cash flow forecast prepared by management by comparing data therein with the relevant data, including forecast revenue, forecast production cost and expenses, and by taking into account our understanding, experience and knowledge of the industry in general and the Group’s future business plan;

•	comparing key financial data, including forecast revenue, production costs and expenses, in the discounted cash flow forecasts with the budgets approved by management;

•	engaging our internal valuation specialists to assist us in assessing whether the discount rates applied in the discounted cash flow forecasts were within the range adopted by other companies in the same industry;

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1801186 號

Key Audit Matters (continued)

Assessing impairment of fixed assets of refining and chemicals segment (continued)

Refer to Note 4(10) Fixed assets of the Principal accounting policies and accounting estimates to the financial statements, and Note 14 Fixed assets to the consolidated financial statements.

The Key Audit Matter

We identified assessing impairment of fixed assets of refining and chemicals segment as a key audit matter because the impairment assessment prepared by management are complex and contain certain judgemental assumptions, in particular in respect of the forecast revenue, forecast production costs, expenses and the discount rates applied, which could be subject to management bias in their selection.

How the matter was addressed in our audit

•	obtaining from management sensitivity analyses for the key assumptions adopted in the discounted cash flow forecast, including the forecast revenue, forecast production costs, expenses and the discount rates applied, and assessing the impact of changes in the key assumptions on the conclusions reached in the impairment assessment and whether there were any indicators of management bias; and

•	considering the disclosures in the consolidated financial statements in respect of the impairment assessment of fixed assets of refining and chemicals segment and the key assumptions adopted with reference to the requirements of the Accounting Standards for Business Enterprises.

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1801186 號

Other Information

The Company’s management is responsible for the other information. The other information comprises all the information included in 2017 annual report of the Company, other than the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the Accounting Standards for Business Enterprises, and for the design, implementation and maintenance of such internal control necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1801186 號

Auditor’s Responsibilities for the Audit of the Financial Statements (continued)

As part of an audit in accordance with the CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

AUDITOR’S REPORT (continued)

畢馬威華振審字第 1801186 號

Auditor’s Responsibilities for the Audit of the Financial Statements (continued)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG Huazhen LLP	Certified Public Accountants
Registered in the People’s Republic of China

Gong Weili (Engagement Partner)

Beijing, China	He Shu

March 22, 2018

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2017

(All amounts in RMB millions unless otherwise stated)

		December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
ASSETS	Notes	The Group	The Group	The Company	The Company

Current assets

Cash at bank and on hand	7	136,121	98,617	44,432	15,201

Notes receivable	8	19,215	11,285	9,794	8,356

Accounts receivable	9a	53,143	47,315	9,293	7,637

Advances to suppliers	10	10,191	16,479	4,065	3,495

Other receivables	9b	13,904	10,846	23,355	60,077

Inventories	11	144,669	146,865	94,439	96,982

Other current assets		47,919	50,258	35,909	39,397

Total current assets		425,162	381,665	221,287	231,145

Non-current assets

Available-for-sale financial assets	12	1,937	2,031	1,339	1,318

Long-term equity investments	13	81,216	79,003	382,450	377,498

Fixed assets	14	694,359	670,801	331,221	344,905

Oil and gas properties	15	811,604	845,729	547,073	571,701

Construction in progress	17	190,540	215,209	135,257	111,600

Construction materials	16	5,652	7,284	2,609	3,333

Intangible assets	18	72,913	71,490	54,813	53,423

Goodwill	19	41,934	46,097	—	—

Long-term prepaid expenses	20	26,711	26,013	21,768	21,076

Deferred tax assets	33	26,724	20,360	23,354	17,248

Other non-current assets		26,158	31,268	8,288	11,387

Total non-current assets		1,979,748	2,015,285	1,508,172	1,513,489

TOTAL ASSETS		2,404,910	2,396,950	1,729,459	1,744,634

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2017(CONTINUED)

(All amounts in RMB millions unless otherwise stated)

		December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	The Group	The Group	The Company	The Company
Current liabilities

Short-term borrowings	22	93,881	71,969	84,770	50,790

Notes payable	23	10,697	9,933	10,048	9,024

Accounts payable	24	224,514	198,617	109,381	108,654

Advances from customers	25	67,176	60,590	44,435	39,653

Employee compensation payable	26	6,955	5,396	5,051	3,566

Taxes payable	27	57,431	45,199	41,312	30,908

Other payables	28	28,755	28,195	21,093	23,438

Current portion of non-current liabilities	30	81,536	71,415	63,822	45,020

Other current liabilities		5,722	7,949	3,157	3,853

Total current liabilities		576,667	499,263	383,069	314,906

Non-current liabilities

Long-term borrowings	31	195,192	243,675	94,299	146,625

Debentures payable	32	94,666	129,212	85,000	119,000

Provisions	29	131,546	125,392	92,137	88,006

Deferred tax liabilities	33	12,667	13,646	—	—

Other non-current liabilities		12,562	12,734	6,268	6,335

Total non-current liabilities		446,633	524,659	277,704	359,966

Total liabilities		1,023,300	1,023,922	660,773	674,872

Shareholders’ equity

Share capital	34	183,021	183,021	183,021	183,021

Capital surplus	35	128,639	128,377	127,881	127,882

Special reserve		13,366	13,188	7,503	7,792

Other comprehensive income	51	(27,433)	(28,320)	352	783

Surplus reserves	36	188,769	186,840	177,677	175,748

Undistributed profits	37	707,448	706,213	572,252	574,536

Equity attributable to equity holders of the Company		1,193,810	1,189,319	1,068,686	1,069,762

Non-controlling interests	38	187,800	183,709	—	—

Total shareholders’ equity		1,381,610	1,373,028	1,068,686	1,069,762

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,404,910	2,396,950	1,729,459	1,744,634

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

(All amounts in RMB millions unless otherwise stated)

		2017	2016	2017	2016
Items	Notes	The Group	The Group	The Company	The Company
Operating income	39	2,015,890	1,616,903	1,165,213	996,876

Less: Cost of sales	39	(1,584,245)	(1,235,707)	(878,505)	(738,834)

Taxes and surcharges	40	(196,095)	(187,846)	(163,906)	(161,257)

Selling expenses	41	(66,067)	(63,976)	(46,234)	(44,733)

General and administrative expenses	42	(77,565)	(75,958)	(51,893)	(52,056)

Finance expenses	43	(21,648)	(20,652)	(17,345)	(18,856)

Asset impairment losses	44	(26,054)	(12,858)	(14,745)	(8,052)

Add: Investment income	45	6,734	28,968	25,215	14,215

Less: Losses from asset disposals	46	(1,184)	(1,935)	(1,138)	(1,401)

Add: Other income	47	8,003	—	4,558	—

Operating profit / (loss)		57,769	46,939	21,220	(14,098)

Add: Non-operating income	48a	3,612	10,220	2,933	6,944

Less: Non-operating expenses	48b	(8,298)	(11,967)	(6,842)	(11,272)

Profit / (loss) before taxation		53,083	45,192	17,311	(18,426)

Less: Taxation	49	(16,295)	(15,778)	1,978	2,875

Net profit / (loss)		36,788	29,414	19,289	(15,551)

Attributable to:

Net profit / (loss) from continuing operations		36,788	29,414	19,289	(15,551)

Net profit / (loss) from discontinued operations		—	—	—	—

Attributable to:

Equity holders of the Company		22,793	7,900	19,289	(15,551)

Non-controlling interests		13,995	21,514	—	—

Earnings / (losses) per share

Basic earnings / (losses) per share (RMB Yuan)	50	0.12	0.04	0.11	(0.08)

Diluted earnings / (losses) per share (RMB Yuan)	50	0.12	0.04	0.11	(0.08)

Other comprehensive (loss) / income		(1,365)	9,589	(431)	255

Other comprehensive income / (loss) attributable to equity holders of the Company, net of tax	51	887	7,957	(431)	255

Other comprehensive income / (loss) would be reclassified to profit or loss
Including:

Share of other comprehensive (loss) / income of equity-accounted investee		(326)	313	(447)	300

Gains or losses arising from changes in fair value of available-for-sale financial assets		(36)	(128)	16	(45)

Translation differences arising on translation of foreign currency financial statements		1,249	7,772	—	—

Other comprehensive (loss) / income attributable to non-controlling interests of the Company, net of tax		(2,252)	1,632	—	—

Total comprehensive income / (loss)		35,423	39,003	18,858	(15,296)

Attributable to:

Equity holders of the Company		23,680	15,857	18,858	(15,296)

Non-controlling interests		11,743	23,146	—	—

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

(All amounts in RMB millions unless otherwise stated)

		2017	2016	2017	2016
Items	Notes	The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		2,335,730	1,885,956	1,352,969	1,150,520
Refund of taxes		7,019	3,100	1,991	1,144
Cash received relating to other operating activities		5,581	4,806	32,344	38,522

Sub-total of cash inflows		2,348,330	1,893,862	1,387,304	1,190,186

Cash paid for goods and services		(1,499,728)	(1,165,458)	(809,784)	(653,181)
Cash paid to and on behalf of employees		(123,825)	(118,124)	(90,324)	(85,602)
Payments of various taxes		(292,931)	(272,632)	(223,764)	(213,377)
Cash paid relating to other operating activities		(65,191)	(72,469)	(42,272)	(50,776)

Sub-total of cash outflows		(1,981,675)	(1,628,683)	(1,166,144)	(1,002,936)

Net cash flows from operating activities	53a	366,655	265,179	221,160	187,250

Cash flows from investing activities
Cash received from disposal of investments		3,173	1,315	21,390	65,731
Cash received from returns on investments		9,408	12,584	22,829	12,368
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		1,305	2,197	909	2,060

Sub-total of cash inflows		13,886	16,096	45,128	80,159

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(237,004)	(189,421)	(154,252)	(128,944)
Cash paid to acquire investments		(20,428)	(2,562)	(13,351)	(26,921)

Sub-total of cash outflows		(257,432)	(191,983)	(167,603)	(155,865)

Net cash flows used for investing activities		(243,546)	(175,887)	(122,475)	(75,706)

Cash flows from financing activities
Cash received from capital contributions		1,470	940	—	—
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries		1,470	940	—	—
Cash received from borrowings		730,252	707,907	285,725	310,252
Cash received relating to other financing activities		85	84	81	71

Sub-total of cash inflows		731,807	708,931	285,806	310,323

Cash repayments of borrowings		(774,113)	(744,299)	(319,255)	(393,763)
Cash payments for interest expenses and distribution of dividends or profits		(51,837)	(30,127)	(35,889)	(25,807)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests		(12,621)	(2,401)	—	—
Cash payments relating to other financing activities		(582)	(1,512)	(116)	(66)

Sub-total of cash outflows		(826,532)	(775,938)	(355,260)	(419,636)

Net cash flows used for financing activities		(94,725)	(67,007)	(69,454)	(109,313)

Effect of foreign exchange rate changes on cash and cash equivalents		(3,538)	2,873	—	—

Net increase in cash and cash equivalents	53b	24,846	25,158	29,231	2,231

Add: Cash and cash equivalents at beginning of the period		97,931	72,773	15,201	12,970

Cash and cash equivalents at end of the period	53c	122,777	97,931	44,432	15,201

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company								Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Sub-total	Non- controlling interests
Balance at January 1, 2016	183,021	128,008	11,648	(36,277)	186,840	706,728	1,179,968	164,320	1,344,288

Changes in the year of 2016
Total comprehensive income	—	—	—	7,957	—	7,900	15,857	23,146	39,003
Special reserve – safety fund reserve
Appropriation	—	—	6,228	—	—	—	6,228	285	6,513
Utilisation	—	—	(4,688)	—	—	—	(4,688)	(211)	(4,899)
Profit distribution
Appropriation to surplus reserves	—	—	—	—	—	—	—	—	—
Distribution to shareholders	—	—	—	—	—	(8,450)	(8,450)	(4,282)	(12,732)
Other equity movement
Equity transaction with non-controlling interests	—	224	—	—	—	—	224	(2,061)	(1,837)
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	1,087	1,087
Other	—	145	—	—	—	35	180	1,425	1,605

Balance at December 31, 2016	183,021	128,377	13,188	(28,320)	186,840	706,213	1,189,319	183,709	1,373,028

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company							Non- controlling interests	Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Sub-total
Balance at January 1, 2017	183,021	128,377	13,188	(28,320)	186,840	706,213	1,189,319	183,709	1,373,028

Changes in the year of 2017
Total comprehensive income	—	—	—	887	—	22,793	23,680	11,743	35,423
Special reserve - safety fund reserve
Appropriation	—	—	5,174	—	—	—	5,174	282	5,456
Utilisation	—	—	(4,996)	—	—	—	(4,996)	(133)	(5,129)
Profit distribution
Appropriation to surplus reserves	—	—	—	—	1,929	(1,929)	—	—	—
Distribution to shareholders	—	—	—	—	—	(19,626)	(19,626)	(10,404)	(30,030)
Other equity movement
Equity transaction with non-controlling interests	—	289	—	—	—	—	289	649	938
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	2,584	2,584
Other	—	(27)	—	—	—	(3)	(30)	(630)	(660)

Balance at December 31, 2017	183,021	128,639	13,366	(27,433)	188,769	707,448	1,193,810	187,800	1,381,610

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Total shareholders’ equity

Balance at January 1, 2016	183,021	127,834	7,350	528	175,748	598,337	1,092,818

Changes in the year of 2016

Total comprehensive income	—	—	—	255	—	(15,551)	(15,296)

Special reserve - safety fund reserve

Appropriation	—	—	4,298	—	—	—	4,298

Utilisation	—	—	(3,856)	—	—	—	(3,856)

Profit distribution
Appropriation to surplus reserves	—	—	—	—	—	—	—

Distribution to shareholders	—	—	—	—	—	(8,450)	(8,450)

Other	—	48	—	—	—	200	248

Balance at December 31, 2016	183,021	127,882	7,792	783	175,748	574,536	1,069,762

Balance at January 1, 2017	183,021	127,882	7,792	783	175,748	574,536	1,069,762

Changes in the year of 2017

Total comprehensive income	—	—	—	(431)	—	19,289	18,858

Special reserve - safety fund reserve

Appropriation	—	—	3,311	—	—	—	3,311

Utilisation	—	—	(3,600)	—	—	—	(3,600)

Profit distribution
Appropriation to surplus reserves	—	—	—	—	1,929	(1,929)	—

Distribution to shareholders	—	—	—	—	—	(19,626)	(19,626)

Other	—	(1)	—	—	—	(18)	(19)

Balance at December 31, 2017	183,021	127,881	7,503	352	177,677	572,252	1,068,686

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

1 COMPANY BACKGROUND

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中國石油天然氣集團公司 was renamed 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name).on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

The financial statements were approved by the Board of Directors on March 22, 2018.

2 BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). The financial statements have been prepared on the going concern basis.

3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated and the Company’s financial statements for the year ended December 31, 2017 truly and completely present the financial position of the Group and the Company as of December 31, 2017 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2014.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

(2) Operating Cycle

The Company takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalent as a normal operating cycle.

(3) Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

(4) Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

(5) Foreign Currency Translation

(a) Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings and the translation differences in other comprehensive income. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(6) Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7) Financial Instruments

(a) Financial assets

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group has principally receivables, available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below:

(i) Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are mainly financial assets held for the purpose of selling in the short term. They are presented as financial assets held for trading on the balance sheet. Derivatives are also categorized as held for trading unless they are designated as hedges.

(iv) Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of financial assets at fair value through profit or loss are recorded in profit or loss when acquired. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. A financial asset is derecognised when one of the following conditions is met:

•	the Group’s contractual rights to the cash flows from the financial asset expire;

•	the financial asset has been transferred and the Group transfers substantially all of the risks and rewards of ownership of the financial asset; or

•	the financial asset has been transferred, although the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.

Changes in the fair values of available-for-sale financial assets are recorded into other comprehensive income except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in profit or loss. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

(v) Impairment of financial assets

The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.

If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

When there is objective evidence that available-for-sale financial assets is impaired, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses recognition, the previously recognised impairment losses shall be reversed, and recognised in profit or loss. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in other comprehensive income. The impairment loss on an investment in unquoted equity instrument whose fair value cannot be reliably measured is not reversed.

(b) Financial liabilities

Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables, loans and debentures payable classified as other financial liabilities.

Payables, including accounts payable, other payables, etc. are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method.

Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method.

Other financial liabilities with terms of one year or less than one year are presented as current liabilities; other financial liabilities with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; others are presented as non-current liabilities.

A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in profit or loss.

(c) Determination of financial instruments’ fair value

Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(8) Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.

The Group adopts perpetual inventory system.

(9) Long-term Equity Investments

Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in joint ventures and associates.

Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as cost of the investment on the acquisition date. For a long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment on acquisition date.

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.

(a) Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost unless the investment is classified as held for sale. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.

A listing of the Group’s principal subsidiaries is set out in Note 6(1).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(b) Joint ventures and associates

Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies.

The term “joint control” refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group’s equity, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

(c) Impairment of long-term equity investments

For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(10) Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(16)).

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

(11) Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(16)).

(12) Construction in Progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(13) Intangible Assets and Goodwill

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under a business combination not involving entities under common control.

Goodwill is not amortised and is stated in the balance sheet at cost less accumulated impairment losses (Note 4(16)). On disposal of an asset group or a set of asset groups, any attributable goodwill is written off and included in the calculation of the profit or loss on disposal.

(14) Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

•	In respect of the technology, it is feasible to finish the intangible asset for use or sale;

•	It is intended by management to finish and use or sell the intangible asset;

•	It is able to prove that the intangible asset is to generate economic benefits;

•	With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

•	The costs attributable to the development of the intangible asset can be reliably measured.

Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(15) Long-term Prepaid Expenses

Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

(16) Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, construction in progress, intangible assets with finite useful life, long-term equity investments and long-term prepaid expenses are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

The goodwill presented separately in financial statements should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

(17) Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are recognised as financial expense. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

(18) Employee Compensation

(a) Short-term benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(b) Post-employment benefits-Defined Contribution Plans

Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.

The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above.

(19) Government grants

Government grants are non-reciprocal transfers of monetary or non-monetary assets from the government to the Group except for capital contributions from the government in the capacity as an investor in the Group.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant.

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at fair value.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

Government grants related to assets are grants whose primary condition is that the Group qualifying for them should purchase, construct or otherwise acquire long-term assets. Government grants related to income are grants other than those related to assets. A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss in a reasonable and systematic manner within the useful life of the relevant assets. A grant that compensates the Group for expenses or losses to be incurred in the future is recognised initially as deferred income, and recognised in profit or loss or released to relevant cost in the period in which the expenses or losses are recognised. A grant that compensates the Group for expenses or losses already incurred is recognised to profit or loss or released to related cost immediately.

Government grants related to daily activities are recognised in other income or written down the related cost and expenses according to the nature of business activities. Government grants related to non-daily activities are recognised in non-operating income or expenses.

(20) Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.

(21) Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.

(22) Revenue Recognition

The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:

(a) Sales of goods

Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.

(b) Rendering of services

The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.

(c) Transfer of the assets use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

Revenue from operating lease is recognised using the straight-line method over the period of the lease.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(23) Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group has no significant finance lease.

Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

(24) Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.

(25) Business Combination

(a) Business combination under common control

The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(b) Business combination not under common control

The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss.

Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(26) Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the Company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement.

(27) Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.

(28) Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products, the production costs, the product mix, production volumes and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in the future, the Group may either over or under recognize the impairment losses for certain assets.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

(d) Deferred tax assets

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the eastern and western regions in aggregate. The tax losses recorded by the branches in the eastern region has given rise to deferred tax assets, which may be recoverable from future taxable profits generated by the branches in the eastern region. Any policy adjustments may increase or decrease the amount of tax expenses of the Company.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(29) Changes in accounting policy

(a) Government grants

The revised Accounting Standard for Business Enterprises No. 16 — Government grants (“CAS 16 (2017)”) was issued by the Ministry of Finance on May, 2017 and implemented since June 12, 2017.

The main accounting policies after adopting the accounting standard for business enterprises mentioned above are already listed in Note 4(19).

The Group reorganised the government grants existed in January 1, 2017 and change the related accounting policy using prospective application as stipulates under CAS 16 (2017). The Group continues to adopt the relevant accounting standards prior to the issuance of CAS 16 (2017) for the accounting treatment and the disclosure requirements of government grant as at December 31, 2016.

The impact of adopting the standard on the Group is that the government grants originally related to daily activities will be reclassified from non-operating income to other income or written down the related cost and expenses.

(b) Gains / losses from asset disposals

The Group has prepared financial statements for the year ended December 31, 2017 in accordance with “Notice on Revision of the Illustrative Financial Statements” (Caikuai [2017] No.30). Comparative figures have been adjusted retrospectively. The adoption of Caikuai [2017] No.30 has no material effect on the financial position and financial performance of the Group.

According to this regulation, the Group has added a separate line item “Gains / losses from asset disposals” in the income statement. Gains or losses from disposals of non-current assets (excluding financial instruments, long-term equity investment and investment properties) or disposal groups classified as held for sale, and gains or losses from disposals of fixed assets, oil and gas properties, construction in progress and intangible assets not classified as held for sale are included in this item. In addition, gains or losses from disposals of non-current assets arising from debt restructuring or gains or losses from non-monetary exchanges are included in this item. The above gains or losses were previously presented in “Non-operating income” or “Non-operating expenses”.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method

Value Added Tax (the “VAT”)	6%, 11%, 13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.

Consumption Tax	Based on quantities	Based on sales quantities of taxable products. RMB 1.52 yuan per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 1.2 yuan per litre for diesel and fuel oil.

Corporate Income Tax	15% or 25%	Based on taxable income.

Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid VAT and consumption tax.

In order to further the VAT reform and simplify the VAT tax rate structure, the MOF and the SAT jointly issued the Circular on Simplifying the Relevant Policies on VAT Rates (Cai Shui [2017] No.37) on April 28, 2017, based on which the VAT rates would be 17%, 11% and 6%, removing the 13% VAT tax rate, and the VAT tax rate applicable to the natural gas was decreased to 11% from 13% since July 1, 2017.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No. 58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy shall be US$65, which have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Acquisition method	Country of incorporation	Registered capital	Principal activities	Type of legal entity	Legal representative	Closing effective investment cost	Attributable equity interest %	Attributable voting rights %	Consolidated or not
Daqing Oilfield Company Limited	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Sun Longde	66,720	100.00	100.00	Yes

CNPC Exploration and Development Company Limited (i)	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Lv Gongxun	23,778	50.00	57.14	Yes

PetroChina Hong Kong Limited	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes

PetroChina International Investment Company Limited	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Lv Gongxun	31,314	100.00	100.00	Yes

PetroChina International Company Limited	Established	PRC	18,096	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Tian Jinghui	18,953	100.00	100.00	Yes

PetroChina Pipelines Company Limited	Established	PRC	80,000	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor	Limited liability company	Huang Weihe	109,216	72.26	72.26	Yes

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(2) Exchange rates of international operations’ major financial statement items

Assets and liabilities
Company name	December 31, 2017	December 31, 2016
PetroKazakhstan Inc.	USD 1=6.5342 yuan	USD 1=6.9370 yuan
PetroChina Hong Kong Limited	HKD 1=0.8359 yuan	HKD 1=0.8945 yuan
Singapore Petroleum Company Limited	USD 1=6.5342 yuan	USD 1=6.9370 yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the approximate exchange rates at the date of the transactions.

7 CASH AT BANK AND ON HAND

	December 31, 2017	December 31, 2016
Cash on hand	44	23
Cash at bank	133,657	97,081
Other cash balances	2,420	1,513

	136,121	98,617

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2017:

	Foreign currency	Exchange rate	RMB equivalent
USD	8,776	6.5342	57,344
HKD	7,248	0.8359	6,059
Tenge	6,377	0.0196	125
Other			958

			64,486

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2016:

	Foreign currency	Exchange rate	RMB equivalent
USD	7,450	6.9370	51,681
HKD	1,831	0.8945	1,638
Tenge	9,603	0.0208	200
Other			1,173

			54,692

The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

8 NOTES RECEIVABLE

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and rendering of services.

As of December 31, 2017, all notes receivable of the Group are due within one year.

9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

(a) Accounts receivable

	Group		Company
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Accounts receivable	57,914	49,338	13,752	9,502
Less: Provision for bad debts	(4,771)	(2,023)	(4,459)	(1,865)

	53,143	47,315	9,293	7,637

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	December 31, 2017			December 31, 2016
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	51,221	88	(170)	43,698	89	(12)
1 to 2 years	1,884	3	(681)	2,749	6	(5)
2 to 3 years	2,338	4	(1,959)	2,135	4	(1,698)
Over 3 years	2,471	5	(1,961)	756	1	(308)

	57,914	100	(4,771)	49,338	100	(2,023)

	Company
	December 31, 2017			December 31, 2016
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	8,856	64	(7)	5,407	57	—
1 to 2 years	1,026	7	(680)	1,976	21	—
2 to 3 years	1,994	15	(1,958)	1,670	17	(1,618)
Over 3 years	1,876	14	(1,814)	449	5	(247)

	13,752	100	(4,459)	9,502	100	(1,865)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2017, the top five debtors of accounts receivable of the Group amounted to RMB 29,471, representing 51% of total accounts receivable.

During the year ended December 31, 2017 and December 31, 2016, the Group had no significant write-off of the provision for bad debts of accounts receivable.

(b) Other receivables

	Group		Company
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Other receivables	16,535	13,206	24,134	60,602

Less: Provision for bad debts	(2,631)	(2,360)	(779)	(525)

	13,904	10,846	23,355	60,077

The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	December 31, 2017			December 31, 2016
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	11,588	70	(46)	8,011	61	(10)
1 to 2 years	1,053	6	(105)	1,358	10	(34)
2 to 3 years	541	3	(26)	318	2	(4)
Over 3 years	3,353	21	(2,454)	3,519	27	(2,312)

	16,535	100	(2,631)	13,206	100	(2,360)

	Company
	December 31, 2017			December 31, 2016
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	22,674	94	(31)	58,755	97	(1)
1 to 2 years	235	1	(78)	532	1	—
2 to 3 years	123	1	—	194	—	(4)
Over 3 years	1,102	4	(670)	1,121	2	(520)

	24,134	100	(779)	60,602	100	(525)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2017, the top five debtors of other receivables of the Group amounted to RMB 7,547, representing 46% of total other receivables.

During the year ended December 31, 2017 and December 31, 2016, the Group had no significant write-off of the provision for bad debts of other receivables.

10 ADVANCES TO SUPPLIERS

	December 31, 2017	December 31, 2016
Advances to suppliers	10,384	16,505
Less: Provision for bad debts	(193)	(26)

	10,191	16,479

As of December 31, 2017 and 2016, advances to suppliers of the Group are mainly aged within one year.

As of December 31, 2017, the top five debtors of advances to suppliers of the Group amounted to RMB 6,285, representing 61% of total advances to suppliers.

11 INVENTORIES

	December 31, 2017	December 31, 2016
Cost

Crude oil and other raw materials	48,936	55,371
Work in progress	12,811	10,336
Finished goods	83,908	84,473
Turnover materials	170	51

	145,825	150,231

Less: Write down in inventories	(1,156)	(3,366)

Net book value	144,669	146,865

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2017	December 31, 2016
Available-for-sale debenture	3	3
Available-for-sale equity instrument	2,268	2,365

Less: Provision for impairment	(334)	(337)

	1,937	2,031

13 LONG-TERM EQUITY INVESTMENTS

	Group
	December 31, 2016	Addition	Reduction	December 31, 2017
Associates and joint ventures (a)	79,252	9,886	(7,673)	81,465

Less : Provision for impairment (b)	(249)	—	—	(249)

	79,003			81,216

	Company
	December 31, 2016	Addition	Reduction	December 31, 2017
Subsidiaries (c)	350,478	3,460	(2,624)	351,314
Associates and joint ventures	27,233	5,510	(1,408)	31,335
Less : Provision for impairment	(213)	—	14	(199)

	377,498			382,450

As of December 31, 2017, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(a) Principal associates and joint ventures of the Group

	Country of incorporation	Principal activities	Registered capital		Interest held%		Voting rights %	Accounting method	Strategic decisions relating to the Group’s activities
Company name					Direct	Indirect

Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD	258 million	28.44	—	28.44	Equity method	No

China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business		8,331	32.00	—	32.00	Equity method	No

CNPC Captive Insurance Co., Ltd.	PRC	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business		5,000	49.00	—	49.00	Equity method	No

China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage		1,000	—	50.00	50.00	Equity method	No

Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coalbed methane	AUD	2	—	50.00	50.00	Equity method	No

Trans-Asia Gas Pipeline Co., Ltd.	PRC	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting		5,000	—	50.00	50.00	Equity method	No

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

(All amounts in RMB millions unless otherwise stated)

Investments in principal associates and joint ventures are listed below:

	Investment cost	December 31, 2016	Investment income / (loss) recognised under equity method	Other comprehensive (loss) / income	Cash dividend declared	Other	December 31, 2017
Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—

China Petroleum Finance Co., Ltd.	9,917	18,429	2,332	(447)	(815)	(5)	19,494

CNPC Captive Insurance Co., Ltd.	2,450	2,824	179	—	(27)	(11)	2,965

China Marine Bunker (PetroChina) Co., Ltd.	740	1,264	58	(15)	—	8	1,315

Arrow Energy Holdings Pty Ltd.	19,407	3,677	(2,759)	1,036	—	(97)	1,857

Trans-Asia Gas Pipeline Co., Ltd.	14,527	14,270	2,923	(55)	—	(617)	16,521

Interest in associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016	2017	2016
Percentage ownership interest (%)	28.44	28.44	32.00	32.00	49.00	49.00

Current assets	5,326	3,597	169,389	148,916	9,386	9,192

Non-current assets	4,141	4,373	309,481	270,507	2,764	2,166

Current liabilities	12,108	8,329	394,064	332,923	6,097	5,594

Non-current liabilities	333	5,217	24,977	29,998	1	1

Net (liabilities) / assets	(2,974)	(5,576)	59,829	56,502	6,052	5,763

Group’s share of net assets	—	—	19,145	18,080	2,965	2,824

Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	19,494	18,429	2,965	2,824

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2017	2016	2017	2016	2017	2016
Operating income	27,716	19,029	8,520	8,555	654	563

Net profit	2,602	1,475	7,286	7,524	364	302

Other comprehensive (loss) / income	—	—	(1,395)	655	1	2

Total comprehensive income	2,602	1,475	5,891	8,179	365	304

Group’s share of total comprehensive income	—	—	1,885	3,628	179	149

Dividends received by the Group	—	—	815	7,203	27	—

Interest in joint ventures

Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00

Non-current assets	1,942	1,974	25,429	32,733	31,527	27,009

Current assets	6,449	6,453	540	708	3,957	4,045

Including: cash and cash equivalents	1,277	1,461	91	368	3,955	4,025

Non-current liabilities	232	749	21,569	25,308	2,100	2,100

Current liabilities	5,309	4,902	583	690	343	414

Net assets	2,850	2,776	3,817	7,443	33,041	28,540

Net assets attributable to owners of the Company	2,630	2,528	3,817	7,443	33,041	28,540

Group’s share of net assets	1,315	1,264	1,909	3,722	16,521	14,270

Elimination of transactions with the Group	—	—	(52)	(45)	—	—

Carrying amount of interest in joint ventures	1,315	1,264	1,857	3,677	16,521	14,270

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	2017	2016	2017	2016	2017	From the closing date to December 31, 2016
Operating income	31,770	23,336	1,449	1,135	16	84

Finance expenses	(40)	(28)	84	(1,559)	(27)	(1)

Including: Interest income	12	9	2	5	65	55

Interest expense	(39)	(45)	(1,300)	(1,307)	(43)	(32)

Taxation	(44)	(47)	—	—	—	(1)

Net profit / (loss)	116	101	(5,518)	(3,718)	5,846	88

Other comprehensive (loss) / income	(29)	70	2,073	316	(110)	106

Total comprehensive income / (loss)	87	171	(3,445)	(3,402)	5,736	194

Total comprehensive income / (loss) by share	43	68	(1,723)	(1,701)	2,868	97

Elimination of unrealised profit	—	—	—	—	(617)	(354)

Group’s share of total comprehensive income / (loss)	43	68	(1,723)	(1,701)	2,251	(257)

Dividends received by the Group	—	9	—	—	—	—

(b) Provision for impairment

	December 31, 2017	December 31, 2016
Associates and joint ventures
North China Petroleum Steel Pipe Co., Ltd.	(78)	(78)
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(62)	(62)

	(249)	(249)

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(c) Subsidiaries

Investment in subsidiaries:

	Investment cost	December 31, 2016	Addition	Deduction	December 31, 2017
Daqing Oilfield Company Limited	66,720	66,720	—	—	66,720

CNPC Exploration and Development

Company Limited	23,778	23,778	—	—	23,778

PetroChina Hong Kong Limited	25,590	25,590	—	—	25,590

PetroChina International Investment Company

Limited	31,314	31,314	—	—	31,314

PetroChina International Company Limited	18,953	18,953	—	—	18,953

PetroChina Pipelines Company Limited	109,216	109,216	—	—	109,216

Other		74,907	3,460	(2,624)	75,743

Total		350,478	3,460	(2,624)	351,314

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Percentage ownership interest (%)	50.00	50.00	72.26	72.26

Current assets	24,722	26,489	2,882	19,193

Non-current assets	133,961	135,177	232,842	235,023

Current liabilities	13,273	15,504	6,059	26,186

Non-current liabilities	13,206	11,644	8,408	12,344

Net assets	132,204	134,518	221,257	215,686

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	2017	2016	2017	2016

Operating income	37,304	28,196	43,627	41,794

Net profit	3,695	24,151	17,891	20,420

Total comprehensive (loss) / income	(1,090)	30,458	17,891	20,420

Profit attributable to non-controlling interests	2,390	12,414	4,963	5,664

Dividends paid to non-controlling interests	1,420	444	3,569	—

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

Summarised statement of cash flow is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Company Limited
	2017	2016	2017	2016
Net cash inflows from operating activities	18,545	9,053	31,160	30,270

14 FIXED ASSETS

	December 31, 2016	Addition	Reduction	December 31, 2017

Cost
Buildings	214,710	14,955	(3,558)	226,107
Equipment and Machinery	990,832	79,279	(12,101)	1,058,010
Motor Vehicles	29,227	824	(1,061)	28,990
Other	22,268	11,034	(670)	32,632

Total	1,257,037	106,092	(17,390)	1,345,739

Accumulated depreciation
Buildings	(81,798)	(9,969)	2,112	(89,655)
Equipment and Machinery	(436,512)	(49,509)	9,345	(476,676)
Motor Vehicles	(19,402)	(1,754)	927	(20,229)
Other	(11,856)	(1,855)	397	(13,314)

Total	(549,568)	(63,087)	12,781	(599,874)

Fixed assets, net
Buildings	132,912			136,452
Equipment and Machinery	554,320			581,334
Motor Vehicles	9,825			8,761
Other	10,412			19,318

Total	707,469			745,865

Provision for impairment
Buildings	(3,525)	(659)	72	(4,112)
Equipment and Machinery	(32,963)	(10,300)	851	(42,412)
Motor Vehicles	(66)	(3)	1	(68)
Other	(114)	(4,804)	4	(4,914)

Total	(36,668)	(15,766)	928	(51,506)

Net book value
Buildings	129,387			132,340
Equipment and Machinery	521,357			538,922
Motor Vehicles	9,759			8,693
Other	10,298			14,404

Total	670,801			694,359

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

Depreciation charged to profit or loss provided on fixed assets for the year ended December 31, 2017 was RMB 60,299. Cost transferred from construction in progress to fixed assets was RMB 99,566.

As of December 31, 2017, the provision for impairment of fixed assets amounted to RMB 13,677. It is mainly the impairment of certain petrochemical assets as the result of the higher costs of production and operation. The carrying amount of these assets has been reduced to the recoverable amount.

As of December 31, 2017, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 1,341.

As of December 31, 2017, the Group has no significant fixed assets which are pledged.

15 OIL AND GAS PROPERTIES

	December 31, 2016	Addition	Reduction	December 31, 2017

Cost
Mineral interests in proved properties	35,886	899	(959)	35,826
Mineral interests in unproved properties	35,350	247	(5,261)	30,336
Wells and related facilities	1,838,199	132,304	(25,114)	1,945,389

Total	1,909,435	133,450	(31,334)	2,011,551

Accumulated depletion
Mineral interests in proved properties	(7,846)	(1,334)	430	(8,750)
Wells and related facilities	(1,020,372)	(148,844)	17,839	(1,151,377)

Total	(1,028,218)	(150,178)	18,269	(1,160,127)

Oil and gas properties, net
Mineral interests in proved properties	28,040			27,076
Mineral interests in unproved properties	35,350			30,336
Wells and related facilities	817,827			794,012

Total	881,217			851,424

Provision for impairment
Mineral interests in proved properties	(429)	(674)	—	(1,103)
Mineral interests in unproved properties	(4,723)	(35)	79	(4,679)
Wells and related facilities	(30,336)	(4,794)	1,092	(34,038)

Total	(35,488)	(5,503)	1,171	(39,820)

Net book value
Mineral interests in proved properties	27,611			25,973
Mineral interests in unproved properties	30,627			25,657
Wells and related facilities	787,491			759,974

Total	845,729			811,604

Depletion charged to profit or loss provided on oil and gas properties for the year ended December 31, 2017 was RMB 149,614.

The impairment charged to profit or loss provided on the oil and gas properties for the year ended 31 December 2017 was RMB 3,961, mainly due to combined impact of higher production and operation costs and the oil price fluctuating at a low level. The carrying amounts of these assets have been reduced to their recoverable amounts.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

When determining whether there are indications of impairment for oil and gas properties, the Group considers internal factors, mainly including the decline of production and reserve volumes at the late development stage of certain oil blocks and the significant drop in economic benefits of certain oil blocks resulted from the higher production cost, and external factors, mainly including the significant drop in international prices of crude oil resulted from the imbalance of supply and demand of global crude oil. The Group performs the impairment tests on oil blocks with indications of impairment. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions.

As of December 31, 2017, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 100,364. Related depletion charge for the year ended December 31, 2017 was RMB 9,013.

16 CONSTRUCTION MATERIALS

The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2016	Addition	Transferred to fixed assets or oil and gas properties	Other Reduction	December 31, 2017	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund

Huabei Petrochemical upgrade of refining quality and technical reformation of safety and environmental protection	10,059	2,177	4,396	(224)	—	6,349	67%	245	68	Self & loan

Liaoyang Petrochemical optimization and efficiency renovation of Russia crude oil processing project	5,265	149	2,287	—	—	2,436	46%	39	39	Self & loan

China-Russia East Natural Gas Pipeline Project (Heihe-Changling Section)	14,400	117	296	—	—	413	3%	3	3	Self & loan

Other		219,073	198,426	(223,736)	(9,455)	184,308		5,590	1,898

		221,516	205,405	(223,960)	(9,455)	193,506		5,877	2,008

Less:
Provision for impairment		(6,307)	(301)	3,618	24	(2,966)

		215,209				190,540

For the year ended December 31, 2017, the capitalised interest expense amounted to RMB 2,008 (2016: RMB 2,579). The average annual interest rates used to determine the capitalised amount in 2017 are 4.28%.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

18 INTANGIBLE ASSETS

	December 31, 2016	Addition	Reduction	December 31, 2017

Cost
Land use rights	67,563	3,792	(291)	71,064
Patents	4,443	22	—	4,465
Other (i)	31,542	2,475	(240)	33,777

Total	103,548	6,289	(531)	109,306

Accumulated amortisation
Land use rights	(13,425)	(2,117)	57	(15,485)
Patents	(3,335)	(166)	—	(3,501)
Other	(14,610)	(2,160)	95	(16,675)

Total	(31,370)	(4,443)	152	(35,661)

Intangible assets, net
Land use rights	54,138			55,579
Patents	1,108			964
Other	16,932			17,102

Total	72,178			73,645

Provision for impairment	(688)	(44)	—	(732)

Net book value	71,490			72,913

(i)	Other intangible assets principally include non-proprietary technology and trademark use right, etc.

Amortisation charged to profit or loss provided on intangible assets for the year ended December 31, 2017 was RMB 4,379.

Research and development expenditures for the year ended December 31, 2017 amounted to RMB 12,323 (2016: RMB 11,227), which have been recognised in profit or loss.

19 GOODWILL

	December 31, 2017	December 31, 2016
Cost
PetroChina United Pipelines Co., Ltd.	37,994	37,994
Petroineos Trading Limited	4,419	4,692
Singapore Petroleum Company	2,877	3,055
Other	353	356

Total	45,643	46,097
Provision for impairment	(3,709)	—

Net book value	41,934	46,097

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited, and PetroChina United Pipelines Co., Ltd. completed in 2009, 2011 and 2015, respectively. Goodwill should be subject to impairment assessment related to the cash-generating unit. The recoverable amount of all cash-generating units has been determined based on the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amounts, the impairment on goodwill related to the acquisition of PetroChina United Pipelines Co., Ltd.was RMB 3,709.

20 LONG-TERM PREPAID EXPENSES

	December 31, 2016	Addition	Reduction	December 31, 2017
Advance lease payments (i)	17,700	4,113	(3,012)	18,801
Other	8,313	2,733	(3,136)	7,910

Total	26,013	6,846	(6,148)	26,711

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

Amortisation charged to profit or loss provided on long-term prepaid expenses for the year ended December 31, 2017 was RMB 5,140.

21 PROVISION FOR ASSETS

	December 31, 2016	Addition	Reversal	Write-off and others	December 31, 2017

Bad debts provision	4,409	3,291	(37)	(68)	7,595

Including:
Bad debts provision for accounts receivable	2,023	2,813	(7)	(58)	4,771

Bad debts provision for other receivables	2,360	311	(30)	(10)	2,631

Bad debts provision for advances to suppliers	26	167	—	—	193

Provision for declines in the value of inventories	3,366	1,118	(49)	(3,279)	1,156

Provision for impairment of available-for-sale financial assets	337	—	—	(3)	334

Provision for impairment of long-term equity investments	249	—	—	—	249

Provision for impairment of fixed assets	36,668	13,677	—	1,161	51,506

Provision for impairment of oil and gas properties	35,488	3,961	—	371	39,820

Provision for impairment of construction in progress	6,307	301	—	(3,642)	2,966

Provision for impairment of intangible assets	688	41	—	3	732

Provision for impairment of goodwill	—	3,709	—	—	3,709

Provision for impairment of other non-current assets	162	42	—	—	204

Total	87,674	26,140	(86)	(5,457)	108,271

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

22 SHORT-TERM BORROWINGS

	December 31, 2017	December 31, 2016
Impawn - USD	2,614	—
Guarantee - RMB	—	16
Unsecured - RMB	49,440	29,640
Unsecured - USD	36,338	37,993
Unsecured - JPY	2,859	2,897
Unsecured - Other	2,630	1,423

	93,881	71,969

As of December 31, 2017, the above impawn USD borrowings were impawned by a letter of credit whose carrying amount was USD 403 million.

The weighted average interest rate for short-term borrowings as of December 31, 2017 is 2.41% per annum (December 31, 2016: 2.22%).

23 NOTES PAYABLE

As of December 31, 2017 and December 31, 2016, notes payable mainly represented commercial acceptance. All notes payable are matured within one year.

24 ACCOUNTS PAYABLE

As of December 31, 2017, accounts payable aged over one year amounted to RMB 37,888 (December 31, 2016: RMB 40,981), and mainly comprised of payables to several suppliers and were not settled.

25 ADVANCES FROM CUSTOMERS

As of December 31, 2017, advances from customers mainly represented the sales of natural gas, crude oil and refined oil, etc. The advances from customers aged over one year amounted to RMB 4,729 (December 31, 2016: RMB 4,702).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

26 EMPLOYEE COMPENSATION PAYABLE

(1) Employee compensation payable listed as below

	December 31, 2016	Addition	Reduction	December 31, 2017

Short-term employee benefits	5,138	110,156	(108,624)	6,670

Post-employment benefits - defined contribution plans	245	16,786	(16,750)	281

Termination benefits	13	64	(73)	4

	5,396	127,006	(125,447)	6,955

(2) Short-term employee benefits

	December 31, 2016	Addition	Reduction	December 31, 2017

Wages, salaries and allowances	986	83,384	(82,428)	1,942

Staff welfare	—	7,895	(7,895)	—

Social security contributions	616	7,821	(7,837)	600

Including:
Medical insurance	580	6,824	(6,842)	562

Work-related injury insurance	28	639	(637)	30

Maternity insurance	8	333	(333)	8

Housing provident funds	44	7,891	(7,895)	40

Labour union funds and employee education funds	3,489	3,116	(2,520)	4,085

Other	3	49	(49)	3

	5,138	110,156	(108,624)	6,670

(3) Post-employment benefits-defined contribution plans

	December 31, 2016	Addition	Reduction	December 31, 2017
Basic pension insurance	195	13,120	(13,074)	241
Unemployment insurance	30	408	(421)	17
Annuity	20	3,258	(3,255)	23

	245	16,786	(16,750)	281

As of December 31, 2017, employee benefits payable did not contain any balance in arrears.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

27 TAXES PAYABLE

	December 31, 2017	December 31, 2016
Value added tax payable	7,731	6,893
Income tax payable	9,533	8,743
Consumption tax payable	27,413	18,621
Other	12,754	10,942

	57,431	45,199

28 OTHER PAYABLES

As of December 31, 2017, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 13,296 (December 31, 2016: RMB 14,385).

29 PROVISIONS

	December 31, 2016	Addition	Reduction	December 31, 2017
Assets retirement obligations	125,392	8,434	(2,280)	131,546

Assets retirement obligations are related to oil and gas properties.

30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2017	December 31, 2016
Long-term borrowings due within one year
Guarantee - RMB	43	21
Guarantee - USD	1,735	38
Guarantee - Other	27	26
Impawn - RMB	7	45
Unsecured - RMB	33,335	22,923
Unsecured - USD	10,386	13,732
Unsecured - Other	3	—

	45,536	36,785
Debentures payable due within one year	36,000	34,630

	81,536	71,415

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

31 LONG-TERM BORROWINGS

	December 31, 2017	December 31, 2016
Guarantee - RMB	110	82
Guarantee - USD	21,293	25,509
Guarantee - Other	60	85
Impawn - RMB	215	251
Unsecured - RMB	158,388	185,142
Unsecured - USD	57,631	66,465
Unsecured - Other	3,031	2,926

	240,728	280,460
Less: Long-term borrowings due within one year (Note 30)	(45,536)	(36,785)

	195,192	243,675

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31, 2017	December 31, 2016
Between one and two years	56,572	54,463
Between two and five years	101,102	116,560
After five years	37,518	72,652

	195,192	243,675

The weighted average interest rate for long-term borrowings as of December 31, 2017 is 3.94% (December 31, 2016: 3.75%).

The fair values of long-term borrowings amounted to RMB 224,592 (December 31, 2016: RMB 278,422). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

32 DEBENTURES PAYABLE

Debentures’ Name	Issue date	Term of Debentures	Annual interest rate %	December 31, 2016	Addition	Reduction	December 31, 2017

2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	11,000	—	(11,000)	—

2010 PetroChina Company Limited second tranche medium-term notes(i)	May 19, 2010	7 - year	3.65	7,630	—	(7,630)	—

2012 PetroChina Company Limited Corporate Debentures first tranche - 5 years	November 22, 2012	5 - year	4.55	16,000	—	(16,000)	—

2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22, 2012	10 - year	4.90	2,000	—	—	2,000

2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22, 2012	15 - year	5.04	2,000	—	—	2,000

2013 PetroChina Company Limited Corporate Debentures first tranche - 5 years	March 15, 2013	5 - year	4.47	16,000	—	—	16,000

2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15, 2013	10 - year	4.88	4,000	—	—	4,000

2015 PetroChina Company Limited first tranche medium-term notes	May 4, 2015	3 - year	4.03	20,000	—	—	20,000

2015 PetroChina Company Limited second tranche medium-term notes	October 9, 2015	5 - year	3.85	20,000	—	—	20,000

Kunlun Energy Company Limited priority notes - 5 years	May 13, 2015	5 - year	2.88	3,431	—	(213)	3,218

Kunlun Energy Company Limited priority notes - 10 years	May 13, 2015	10 - year	3.75	3,431	—	(213)	3,218

2016 PetroChina Company Limited Corporate Debentures first tranche - 5 years	January 19, 2016	5 - year	3.03	8,800	—	—	8,800

2016 PetroChina Company Limited Corporate Debentures first tranche - 10 years	January 19, 2016	10 - year	3.50	4,700	—	—	4,700

2016 PetroChina Company Limited Corporate Debentures second tranche - 5 years	March 3, 2016	5 - year	3.15	12,700	—	—	12,700

2016 PetroChina Company Limited Corporate Debentures second tranche - 10 years	March 3, 2016	10 - year	3.70	2,300	—	—	2,300

2016 PetroChina Company Limited Corporate Debentures third tranche - 5 years	March 24, 2016	5 - year	3.08	9,500	—	—	9,500

2016 PetroChina Company Limited Corporate Debentures third tranche - 10 years	March 24, 2016	10 - year	3.60	2,000	—	—	2,000

2016 PetroChina Company Limited first tranche medium-term notes	May 11, 2016	5 - year	3.45	15,000	—	—	15,000

Kunlun Energy Co., Ltd. Convertible bonds(ii)	July 25, 2016	3 - year	1.63	3,350	—	(120)	3,230

2017 PetroChina Company Limited Corporate Debentures first tranche	August 18, 2017	3 - year	4.30	—	2,000	—	2,000

				163,842	2,000	(35,176)	130,666

Less: Debentures Payable due within one year (Note 30)				(34,630)			(36,000)

				129,212			94,666

(i)	The 2010 PetroChina Company Limited second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.
(ii)	The term of convertible bonds issued by Kunlun Energy Company Limited is 3 years. The holders of the bonds are entitled to convert the bonds from September 4, 2016 and thereafter till the tenth day before the expiration date.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

The above-mentioned debentures were issued at the par value, without premium or discount.

As of December 31, 2017, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 24,000 (December 31, 2016: RMB 40,000).

The fair values of the debentures amounted to RMB 119,115 (December 31, 2016: RMB 160,383). The fair values are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	December 31, 2017		December 31, 2016
		Deductible		Deductible
	Deferred	temporary	Deferred	temporary
	tax assets	differences	tax assets	differences
Provision for impairment of assets	11,414	50,685	8,907	46,333
Wages and welfare	986	4,530	870	4,019
Carry forward of losses	27,911	253,429	30,438	264,551
Other	15,312	64,475	12,744	55,343

	55,623	373,119	52,959	370,246

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the eastern region. The tax expenses of its branches in the eastern and western regions were paid in aggregate according to the requirements of the competent tax authority.

(b) Deferred tax liabilities

	December 31, 2017		December 31, 2016
		Taxable		Taxable
	Deferred	temporary	Deferred	temporary
	tax liabilities	differences	tax liabilities	differences
Depreciation and depletion of fixed assets and oil and gas properties	27,533	99,688	32,633	109,452
Other	14,033	62,972	13,612	71,536

	41,566	162,660	46,245	180,988

Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2017	December 31, 2016
Deferred tax assets	26,724	20,360
Deferred tax liabilities	12,667	13,646

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

34 SHARE CAPITAL

	December 31, 2017	December 31, 2016
H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., Ltd The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December 31, 2016	Addition	Reduction	December 31, 2017
Capital premium	85,880	289	—	86,169
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Other	1,542	—	(27)	1,515

	128,377	289	(27)	128,639

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

36 SURPLUS RESERVES

	December 31, 2016	Addition	Reduction	December 31, 2017
Statutory Surplus Reserves	186,800	1,929	—	188,729
Discretionary Surplus Reserves	40	—	—	40

	186,840	1,929	—	188,769

Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2017 (2016: None).

37 UNDISTRIBUTED PROFITS

For the year ended December 31, 2017
Undistributed profits at beginning of the period	706,213
Add: Net profit attributable to equity holders of the Company	22,793
Less: Appropriation to statutory surplus reserves	(1,929)
Ordinary share dividends payable	(19,626)
Other	(3)

Undistributed profits at end of the period	707,448

At the meeting on March 22, 2018, the Board of Directors proposed annual dividends attributable to equity holders of the Company in respect of 2017 of RMB 0.06074 yuan per share, amounting to a total of RMB 11,117, according to the issued 183,021 million shares. The above proposal is subject to the approval of the shareholders’ meeting and is not recognized as liabilities as at December 31, 2017.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

38 NON-CONTROLLING INTERESTS

Non-controlling interests attributable to non-controlling interests of subsidiaries:

		Profit or loss
	Percentage of	attributable	Dividends
	shares held by	to non-	declared to	Balance of non-
	non-controlling	controlling	non-controlling	controlling
	interests %	interests	interests	interests

CNPC Exploration and Development

Company Limited	50.00	2,390	1,420	67,430

PetroChina Pipelines Company Limited	27.74	4,963	3,569	61,377

KunLun Energy Company Limited	41.67	4,439	3,244	41,066

PetroKazakhstan Inc.	33.00	57	431	2,194

Other				15,733

				187,800

39 OPERATING INCOME AND COST OF SALES

	Group
	2017	2016
Income from principal operations (a)	1,963,242	1,573,096
Income from other operations (b)	52,648	43,807

	2,015,890	1,616,903

	Group
	2017	2016
Cost of sales from principal operations (a)	1,531,029	1,193,057
Cost of sales from other operations (b)	53,216	42,650

	1,584,245	1,235,707

	Company
	2017	2016
Income from principal operations (a)	1,128,773	966,825
Income from other operations (b)	36,440	30,051

	1,165,213	996,876

	Company
	2017	2016
Cost of sales from principal operations (a)	840,277	708,093
Cost of sales from other operations (b)	38,228	30,741

	878,505	738,834

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(a) Income and cost of sales from principal operations

	Group
	2017		2016
	Income	Cost	Income	Cost
Exploration and Production	488,876	401,320	398,794	360,861
Refining and Chemicals	700,983	445,965	576,046	329,134
Marketing	1,640,270	1,577,878	1,285,702	1,218,291
Natural gas and Pipeline	288,620	261,291	241,633	213,962
Head Office and Other	136	192	302	154
Intersegment elimination	(1,155,643)	(1,155,617)	(929,381)	(929,345)

Total	1,963,242	1,531,029	1,573,096	1,193,057

	Company
	2017		2016
	Income	Cost	Income	Cost
Exploration and Production	379,702	334,836	302,809	296,471
Refining and Chemicals	641,605	412,887	534,061	310,613
Marketing	664,348	629,484	586,256	545,514
Natural gas and Pipeline	241,504	258,804	204,764	219,901
Head Office and Other	128	187	127	122
Intersegment elimination	(798,514)	(795,921)	(661,192)	(664,528)

Total	1,128,773	840,277	966,825	708,093

(b) Income and cost of sales from other operations

	Group
	2017		2016
	Income	Cost	Income	Cost
Sale of materials	6,221	6,026	3,839	3,723
Other	46,427	47,190	39,968	38,927

Total	52,648	53,216	43,807	42,650

	Company
	2017		2016
	Income	Cost	Income	Cost
Sale of materials	4,428	3,877	2,473	1,965
Other	32,012	34,351	27,578	28,776

Total	36,440	38,228	30,051	30,741

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

40 TAXES AND SURCHARGES

	2017	2016
City maintenance and construction tax	15,769	15,073
Educational surcharge	11,217	10,586
Consumption tax	142,708	140,268
Resource tax	18,000	14,472
Other	8,401	7,447

	196,095	187,846

41 SELLING EXPENSES

	2017	2016
Employee compensation costs	21,614	20,742
Depreciation, depletion and amortisation	8,588	8,208
Transportation expense	14,732	15,033
Lease, packing, warehouse storage expenses	7,674	7,707
Other	13,459	12,286

	66,067	63,976

42 GENERAL AND ADMINISTRATIVE EXPENSES

	2017	2016
Employee compensation costs	31,213	28,653
Depreciation, depletion and amortisation	6,914	7,398
Repair expense	9,634	9,535
Lease, packing, warehouse storage expenses	7,431	6,982
Safety fund	5,371	6,460
Other taxes	1,208	968
Technology service expense	2,005	1,571
Other	13,789	14,391

	77,565	75,958

43 FINANCE EXPENSES

	2017	2016
Interest expense	22,408	23,348
Less: Interest income	(2,901)	(2,491)
Exchange losses	9,311	11,571
Less: Exchange gains	(8,217)	(12,828)
Other	1,047	1,052

	21,648	20,652

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

44 ASSET IMPAIRMENT LOSSES

	2017	2016
Impairment losses for bad debts provision	3,254	1,609
Impairment losses for declines in the value of inventories	1,069	2,634
Impairment losses for available-for-sale financial assets	—	(2)
Impairment losses for fixed assets and oil and gas properties	17,638	6,284
Impairment losses for construction in progress	301	2,186
Impairment losses for goodwill	3,709	—
Impairment losses for other non-current assets	83	147

	26,054	12,858

45 INVESTMENT INCOME

	Group
	2017	2016
Gains on available-for-sale financial assets	53	244
Share of profit of associates and joint ventures	5,968	4,105
Gains / (losses) on disposal of associates and joint ventures	6	(40)
Gains on disposal of subsidiaries (i)	613	24,674
Other	94	(15)

	6,734	28,968

(i)	Gains on disposal of subsidiaries in 2016 were mainly due to transferring 50% of equity interest in Trans-Asia Gas Pipeline, one of wholly-owned subsidiaries of CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), to CNIC Corporation Limited, generating the investment income of RMB 24,534.

	Company
	2017	2016
Gains on available-for-sale financial assets	32	160
Share of profit of associates and joint ventures	3,167	4,114
Dividends declared by subsidiaries	20,443	2,770
Gains on disposal of subsidiaries	1,457	7,122
Other	116	49

	25,215	14,215

The investment income from the top five long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 2,778 (2016: RMB 3,830).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

46 LOSSES FROM ASSET DISPOSALS

	2017	2016	Amount recognised in non-recurring profit or loss in 2017

Losses from disposal of fixed assets and oil and gas properties	1,267	1,840	1,267

(Gains) / losses from disposal of construction in progress	(5)	43	(5)

(Gains) / losses from disposal of intangible assets	(107)	30	(107)

Losses from disposal of other long-term assets	29	22	29

	1,184	1,935	1,184

47 OTHER INCOME

	2017	2016
Refund of import value-added tax, relating to the import of natural gas	3,146	—
Refund of value-added tax, relating to the change from business tax to value-added tax	3,059	—
Other	1,798	—

	8,003	—

The Group reclassified the government grants related to daily activities from non-operating income to other income in accordance with the Accounting Standard for Business Enterprises No. 16 — Government grants issued by the Ministry of Finance on May 10, 2017. The comparative figures were not adjusted.

48 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	2017	2016	Amount recognised in non-recurring profit or loss in 2017
Government grants (i)	1,099	8,509	1,099
Other	2,513	1,711	2,513

	3,612	10,220	3,612

(i)	The Group reclassified the government grants related to daily activities from non-operating income to other income in accordance with the Accounting Standard for Business Enterprises No.16—Government grants issued by the Ministry of Finance on May 10, 2017. The comparative figures were not adjusted.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(b) Non-operating expenses

	2017	2016	Amount recognised in non-recurring profit or loss in 2017
Fines	259	167	259
Donation	351	276	351
Extraordinary loss	484	258	484
Damage or scrapping of non-current assets	3,672	6,132	3,672
Other	3,532	5,134	3,532

	8,298	11,967	8,298

49 TAXATION

	2017	2016
Income taxes	23,835	19,762
Deferred taxes	(7,540)	(3,984)

	16,295	15,778

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2017	2016

Profit before taxation	53,083	45,192

Tax calculated at a tax rate of 25%	13,271	11,298

Tax return true-up	1,275	1,887

Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	693	1,797

Effect of preferential tax rate	(5,058)	(2,418)

Tax effect of income not subject to tax	(3,401)	(4,935)

Tax effect of expenses not deductible for tax purposes	9,515	8,149

Taxation	16,295	15,778

50 EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2017 and 2016 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

51 OTHER COMPREHENSIVE INCOME

Other comprehensive (loss) / income attributable to equity holders of the Company	December 31, 2016	Addition	Reduction	December 31, 2017

Other comprehensive (loss) / income would be reclassified to profit or loss

Including:
Share of other comprehensive income of equity-accounted investee	592	129	(455)	266

Gains or losses arising from changes in fair value of available-for-sale financial assets	425	69	(105)	389

Translation differences arising on translation of foreign currency financial statements	(29,294)	8,964	(7,715)	(28,045)

Others	(43)	—	—	(43)

Total	(28,320)	9,162	(8,275)	(27,433)

52 SUPPLEMENT TO INCOME STATEMENT

Expenses are analysed by nature:

	2017	2016
Operating income	2,015,890	1,616,903

Less: Changes in inventories of finished goods and work in progress	2,237	9,029

Raw materials and consumables used	(1,287,953)	(968,669)

Employee benefits expenses	(125,384)	(117,662)

Depreciation, depletion and amortisation expenses	(219,432)	(209,651)

Impairment losses of non-current assets	(21,731)	(8,615)

Lease expenses	(17,901)	(16,992)

Finance expenses	(21,648)	(20,652)

Other expenses	(266,309)	(236,752)

Operating profit	57,769	46,939

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

53 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flows from operating activities

	Group		Company
	2017	2016	2017	2016
Net profit / (loss)	36,788	29,414	19,289	(15,551)

Add: Impairment of asset, net	26,054	12,858	14,745	8,052

Depreciation and depletion of fixed assets and oil and gas properties	209,913	200,053	136,235	127,561

Amortisation of intangible assets	4,379	4,307	3,529	3,534

Amortisation of long-term prepaid expenses	5,140	5,291	4,187	4,476

Losses on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	4,848	8,079	4,071	7,025

Capitalised exploratory costs charged to expense	9,455	9,689	6,687	8,208

Safety fund reserve	327	1,614	(289)	442

Finance expense	19,507	20,857	17,077	19,119

Investment income	(6,734)	(28,968)	(25,215)	(14,215)

Decrease in deferred taxation	(7,540)	(3,984)	(6,114)	(3,752)

Decrease / (increase) in inventories	1,141	(22,638)	1,720	(7,715)

(Increase) / decrease in operating receivables	(2,779)	5,281	24,784	32,576

Increase in operating payables	66,156	23,326	20,454	17,490

Net cash flows from operating activities	366,655	265,179	221,160	187,250

(b) Net increase in cash and cash equivalents

	Group		Company
	2017	2016	2017	2016
Cash at end of the period	122,777	97,931	44,432	15,201
Less: Cash at beginning of the period	(97,931)	(72,773)	(15,201)	(12,970)
Add: Cash equivalents at end of the period	—	—	—	—
Less: Cash equivalents at beginning of the period	—	—	—	—

Increase in cash and cash equivalents	24,846	25,158	29,231	2,231

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(c) Cash and cash equivalents

	Group		Company
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Cash at bank and on hand	136,121	98,617	44,432	15,201
Less: Time deposits with maturities over 3 months	(13,344)	(686)	—	—

Cash and cash equivalents at end of the period	122,777	97,931	44,432	15,201

54 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the year ended December 31, 2017 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Revenue	505,430	707,804	1,660,456	295,786	2,057	3,171,533

Less: Intersegment revenue	(409,303)	(535,515)	(179,692)	(30,476)	(657)	(1,155,643)

Revenue from external customers	96,127	172,289	1,480,764	265,310	1,400	2,015,890

Segment expenses (i)	(399,745)	(322,846)	(1,113,275)	(66,237)	(13,866)	(1,915,969)

Segment result	26,020	53,454	9,312	23,107	(11,972)	99,921

Unallocated expenses						(42,152)

Operating profit						57,769

Segment assets	1,251,647	319,745	409,760	524,783	1,380,598	3,886,533

Other assets						26,724

Elimination of intersegment balances (ii)						(1,508,347)

Total assets						2,404,910

Segment liabilities	525,084	79,989	199,340	120,244	589,461	1,514,118

Other liabilities						70,098

Elimination of intersegment balances (ii)						(560,916)

Total liabilities						1,023,300

Depreciation, depletion and amortisation	(162,921)	(22,096)	(12,727)	(19,999)	(1,689)	(219,432)

Asset impairment losses	7,465	10,565	252	7,766	6	26,054

Capital expenditures	161,997	17,705	10,982	24,529	1,014	216,227

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the year ended December 31, 2016 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total

Revenue	412,484	582,510	1,301,616	247,477	2,197	2,546,284

Less: Intersegment revenue	(335,716)	(438,853)	(126,344)	(27,784)	(684)	(929,381)

Revenue from external customers	76,768	143,657	1,175,272	219,693	1,513	1,616,903

Segment expenses (i)	(369,202)	(274,438)	(848,499)	(58,676)	(12,672)	(1,563,487)

Segment result	(14,626)	48,157	11,972	18,644	(10,731)	53,416

Unallocated expenses						(6,477)

Operating profit						46,939

Segment assets	1,302,623	325,693	394,587	549,790	1,455,688	4,028,381

Other assets						25,766

Elimination of intersegment balances (ii)						(1,657,197)

Total assets						2,396,950

Segment liabilities	536,284	124,076	183,159	150,855	668,353	1,662,727

Other liabilities						58,845

Elimination of intersegment balances (ii)						(697,650)

Total liabilities						1,023,922

Depreciation, depletion and amortisation	(154,262)	(22,124)	(12,882)	(18,540)	(1,843)	(209,651)

Asset impairment losses	929	5,826	75	6,028	—	12,858

Capital expenditure	130,248	12,847	7,983	20,340	968	172,386

(i)	Segment expenses include operating costs, taxes and surcharges, and selling, general and administrative expenses.
(ii)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(2) Geographical information

Revenue from external customers	2017	2016

Mainland China	1,294,516	1,101,055

Other	721,374	515,848

	2,015,890	1,616,903

Non-current assets (i)	December 31, 2017	December 31, 2016

Mainland China	1,731,418	1,757,772

Other	219,669	235,122

	1,951,087	1,992,894

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

55 FINANCIAL RISK MANAGEMENT

(1) Financial risk

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 31.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

(b) Credit risk

Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of account receivables and related provision for bad debts are included in Note 9. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s long-term borrowings based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 31.

(2) Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2017 is 25.2% (December 31, 2016: 27.3%).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(3) Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2017 and 2016 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable, other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings and debentures payable are presented in Note 31 and Note 32, respectively.

56 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a limited liability company directly controlled by the PRC government.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities
China National Petroleum Corporation	Limited liability company (wholly state- owned)	PRC	Wang Yilin

Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, construction and technical services and petroleum equipment manufacturing etc.

(b) Equity interest and voting rights of parent company

	December 31, 2017		December 31, 2016
	Equity interest %	Voting rights %	Equity interest %	Voting rights %

China National Petroleum Corporation	82.71	82.71	86.17	86.17

Notes: CNPC transferred 440 million A shares to Ansteel Group Corporation this year, and 5.881 billion A shares were placed into guarantee and trust special accounts for the purpose of issuing exchangeable bonds.

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(3) Nature of related parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd.	Associate

China Marine Bunker (PetroChina) Co., Ltd.	Joint venture

Arrow Energy Holdings Pty Ltd.	Joint venture

Trans-Asia Gas Pipeline Co., Ltd.	Joint venture

CNPC Bohai Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC

CNPC Oriental Geophysical Exploration Co., Ltd.	Fellow subsidiary of CNPC

CNPC Chuanqing Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC

Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC

Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC

China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC

CNPC Transportation Co., Ltd.	Fellow subsidiary of CNPC

CNPC Material Company Co., Ltd.	Fellow subsidiary of CNPC

China Petroleum Finance Co., Ltd. (“CP Finance”)	Fellow subsidiary of CNPC

China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC

China National United Oil Corporation	Fellow subsidiary of CNPC

CNPC Captive Insurance Co., Ltd.	Fellow subsidiary of CNPC

(4) Summary of significant related party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 25, 2011, on the basis of Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On August 28, 2014, based on the original Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect since January 1, 2015. The new Comprehensive Products and Services Agreement includes all the terms of the Agreement signed in 2011. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement includes all the terms of the Agreement signed in 2014.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximum annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,777 million square meters from CNPC, and adjusted the total fee of land, according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee (exclusive of tax and government charges) of land was adjusted to no more than RMB 4,831. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letter was effective since January 1, 2015. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing On August 24, 2017, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,773 million square meters from CNPC, and adjusted the total fee of land, according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee (exclusive of tax and government charges) of land was adjusted to no more than RMB 5,783. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letter was effective since January 1, 2018.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing building. The Company agreed to lease an aggregate area of approximately 1,179,586 square meters from CNPC, and adjusted the total fee of building, according to the newly confirmed area of leasing building and the situation of building market. In addition, the annual fee of building was adjusted to RMB 708. Besides area and fee of building, the other lease terms of the Buildings Leasing Contract kept the same. The confirmation letter was effective since January 1, 2015. On August 24, 2017, the Company and CNPC entered into a New Buildings Leasing Contract which took effect on January 1, 2018. The Revised Buildings Leasing Contract was terminated on the effective date of the New Buildings Leasing Contract. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at rental payable approximately RMB 730. The New Building Leasing Contract will expire at Dec 31, 2037. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

	Notes	2017	2016
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	92,173	91,094
Purchase of goods and services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	129,928	103,572
Fees for production services	(3)	146,012	138,845
Social services charges	(4)	3,659	3,379
Ancillary services charges	(5)	4,149	4,134
Material supply services	(6)	23,711	21,196
Financial services
Interest income	(7)	424	224
Interest expense	(8)	10,166	11,388
Other financial service expense	(9)	855	751
Rents and other payments made under financial leasing	(10)	835	819
Rental paid to CNPC	(11)	6,050	5,368
Purchases of assets from CNPC and its subsidiaries	(12)	1,643	1,058

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.
(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc. (3) Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.
(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.
(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.
(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.
(7)	The bank deposits in CNPC and its fellow subsidiaries as of December 31, 2017 were RMB 25,903 (December 31, 2016: RMB 32,626).
(8)	The loans from CNPC and its fellow subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2017 were RMB 208,395 (December 31, 2016: RMB 255,285).
(9)	Other financial service expense primarily refers to expense of insurance and other services.
(10)	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries.
(11)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.
(12)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and joint ventures:

The transactions between the Group and its associates and joint ventures are conducted at government-prescribed prices or market prices.

	2017	2016
(a) Sales of goods
- Crude Oil	3,452	1,050
- Refined products	22,534	15,982
- Chemical products	985	773
- Natural Gas	289	159
(b) Sales of services	33	29
(c) Purchases of goods	29,691	20,159
(d) Purchases of services	1,028	883

(5) Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2017, the eliminated commissioned loans include the loans provided by the Company to its subsidiaries amounted to RMB 4,896 and the loans provided to the Company by its subsidiaries amounted to RMB 47,914.

(6) Guarantees

CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 30, Note 31 and Note 32.

(7) Receivables and payables with related parties

(a) Receivables from related parties

	December 31, 2017	December 31, 2016
CNPC and its subsidiaries
Accounts receivable	9,021	5,450
Other receivables	4,792	4,712
Advances to suppliers	3,868	3,919
Other non-current assets	5,037	7,582

Associates and joint ventures
Accounts receivable	1,205	1,214
Advances to suppliers	327	492
Other current assets	5,794	4,486
Other non-current assets	9,811	3,502

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2017, the provisions for bad debts of the receivables from related parties amounted to RMB 7 (December 31, 2016: RMB 7 ).

As of December 31, 2017, the receivables from related parties represented 38% (December 31, 2016: 33%) of total receivables.

(b) Payables to related parties

	December 31, 2017	December 31, 2016
CNPC and its subsidiaries
Accounts payable	61,995	58,530
Other payables	2,159	4,320
Advances from customers	406	427
Notes payable	806	472
Other non-current liabilities	3,053	3,755

Associates and joint ventures
Accounts payable	494	786
Other payables	98	121
Advances from customers	43	116

As of December 31, 2017, the payables to related parties represented 21% (December 31, 2016: 23%) of total payables.

(8) Key management personnel compensation

	2017 RMB’000	2016 RMB’000
Key management personnel compensation	13,424	14,261

57 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At December 31, 2017 and 2016, the Group did not guarantee related parties or third parties any significant borrowings or others.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas significant laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding of the group, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

58 COMMITMENTS

(1) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2017 and December 31, 2016 under non-cancellable operating leases are as follows:

	December 31, 2017	December 31, 2016

Within one year	11,519	10,108

Between one and two years	9,605	8,355

Between two and three years	9,363	8,151

Thereafter	198,898	163,212

	229,385	189,826

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

Operating lease expenses for the year ended December 31, 2017 was RMB 17,901 (2016: RMB 16,992).

(2) Capital commitments

As of December 31, 2017, the Group’s capital commitments contracted but not provided for were RMB 70,563 (December 31, 2016: RMB 59,664).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 609 for the year ended December 31, 2017 (2016: RMB 639).

Pursuant to the prevailing policies, estimated annual payments for the next five years are as follows:

	December 31, 2017	December 31, 2016

Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2017 (All amounts in RMB millions unless otherwise stated)

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

1 NON-RECURRING PROFIT/LOSS ITEMS

	2017	2016

Net losses on disposal of non-current assets	(4,850)	(8,119)

Government grants recognised in the income statement	1,099	5,779

Net gains on disposal of available-for-sale financial assets	11	184

Reversal of provisions for bad debts against receivables	37	62

Net gains arising from the disposal of the subsidiary	613	24,674

Other non-operating income and expenses	(2,143)	(4,146)

	(5,233)	18,434

Tax impact of non-recurring profit/loss items	1,175	(2,972)

Impact of non-controlling interests	73	(10,196)

Total	(3,985)	5,266

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the year under IFRS and CAS were RMB 36,793 and RMB 36,788, respectively, with a difference of RMB 5; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,381,319 and RMB 1,381,610, respectively, with a difference of RMB 291. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (established in the People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of PetroChina Company Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 205 to 255, which comprise the consolidated statement of financial position as at December 31, 2017, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2017 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People’s Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and depreciation, depletion and amortisation of oil and gas properties

Refer to note 5(a) to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit

The estimation of oil and gas reserves is considered to be a significant risk due to the subjective nature of estimating oil and gas reserves and the pervasive impact on the consolidated financial statements, in particular in assessing potential impairment of oil and gas properties which are included within property, plant and equipment. Changes in oil and gas reserves will affect unit-of-production depreciation, depletion and amortisation (“DD&A”) for oil and gas properties.

Proved oil and gas reserves are the quantities of

crude oil and natural gas which can be estimated

with reasonable certainty and which are economically

producible under existing economic conditions, operating methods and government regulations. The

Group engaged third party reserves specialists to

estimate the proved oil and gas reserve volumes based

on the reserves specialists’ assessment of the economic

producibility of oil and gas reservoirs in accordance with

recognised industry standards.

Our audit procedures to assess the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties included the following:
	•	assessing the competence, capabilities and objectivity of the third party reserves specialists engaged by the Group to estimate the oil and gas reserves;
	•	evaluating whether the methodology adopted by the reserves specialists to estimate the oil and gas reserves was consistent with recognised industry standards;
•

challenging the key assumptions adopted by the reserves specialists, including the crude oil and natural gas prices and operating costs based on which the economic producibility of oil and gas reservoirs was determined by comparison with historical crude oil and natural gas selling prices and operating costs;

•

comparing the oil and gas reserves estimates adopted in assessing potential impairment of oil and gas properties, including the identification of impairment indicators and the future production profiles used in the discounted cash flow forecasts, with the reserves specialists’ reports;

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and depreciation, depletion and amortisation of oil and gas properties (continued)

Refer to note 5(a) to the consolidated financial statements.
The Key Audit Matter	How the matter was addressed in our audit

When management reviewed oil and gas properties, which comprise different cash- generating units (“CGUs”), for indicators of possible impairment, significant decline in oil and gas reserve volumes was viewed as one of the events or changes in circumstances which could indicate that the carrying amounts of certain CGUs may not be recoverable. For those CGUs where indicator of impairment was identified, management estimated the value in use of each CGU by using a discounted cash flow forecast, which was prepared based on the future production profiles with reference to the oil and gas reserve volumes, to determine the amount of impairment, if any.

We identified assessing the impact of the estimation of the oil and gas reserves on assessing potential impairment and DD&A of oil and gas properties as a key audit matter because there is inherent uncertainty in estimating oil and gas reserves which could have a significant impact on the consolidated financial statements.

•   comparing the oil and gas reserves estimates adopted in the unit-of-production DD&A calculation sheet with the reserves specialists’ reports; and

•   comparing the Group’s proved oil and gas reserve volumes at December 31, 2017 and 2016 and making enquiries of the reserves specialists and management as to the reasons for any significant changes.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED) (established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited

Refer to note 21 to the consolidated financial statements and the accounting policy 3(h) on page 215.

The Key Audit Matter	How the matter was addressed in our audit

As at December 31, 2017, goodwill, which amounted to RMB41,934 million, mainly arose from the acquisition of

PetroChina United Pipelines Company Limited in 2015 (“the Pipeline Goodwill”).

Management performs an annual impairment assessment of the Pipeline Goodwill and compares the carrying value of the CGUs containing the Pipeline Goodwill with its recoverable amount by using a discounted cash flow forecast to determine if any impairment is required.

The preparation of a discounted cash flow forecast involves the exercise of significant management judgement, particularly in estimating long term revenue growth rates and in determining the discount rate applied.

We identified assessing impairment of the Pipeline Goodwill as a key audit matter because the impairment assessment prepared by management is complex and contains certain judgemental assumptions, in particular in respect of the long term revenue growth rates and the discount rate applied, which could be subject to management bias in their selection.

Our audit procedures to assess impairment of the Pipeline Goodwill included the following:
•

assessing management’s identification of CGUs to which the Pipeline Goodwill was allocated, the allocation of other assets to that CGUs and assessing the methodology applied by management in the preparation of the discounted cash flow forecast with reference to the requirements of the prevailing accounting standards;

•

evaluating the discounted cash flow forecast prepared by management by comparing data therein with the relevant data, including forecast revenue, forecast cost of sales, and forecast other operating expenses, and by taking into account our understanding, experience and knowledge of the pipeline industry and the Group’s future business plans;

•

comparing the forecast revenue and forecast operating costs included in the discounted cash flow forecast prepared in the prior year with the current year’s performance to assess how accurate the prior year’s forecast were, making enquiries of management as to the reasons for any significant variations identified and considering whether these had been taken into account in the current year’s forecasts;

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing impairment of goodwill resulting from the acquisition of PetroChina United Pipelines Company Limited (continued)

Refer to note 21 to the consolidated financial statements and the accounting policy 3(h) on page 215.

The Key Audit Matter	How the matter was addressed in our audit

•   engaging our internal valuation specialists to assist us in assessing whether the discount rates applied in the discounted cash flow forecasts were within the range adopted by other companies in the same industry;

• comparing the long term revenue growth rates adopted in the discounted cash flow forecast with those of comparable companies and external market data;

•   obtaining from management sensitivity analyses for both the discount rate and long term revenue growth rates adopted in the discounted cash flow forecast and assessing the impact of changes in the key assumptions on the conclusions reached in the impairment assessment and whether there were any indicators of management bias; and

•   considering the disclosures in the consolidated financial statements in respect of the impairment assessment of the Pipeline Goodwill and the key assumptions adopted with reference to the requirements of the prevailing accounting standards.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing impairment of property, plant and equipment of refining and chemicals segment

Refer to note 16 to the consolidated financial statements and the accounting policy 3(f) on pages 213.
The Key Audit Matter	How the matter was addressed in our audit

The Group recognised impairment of property, plant and equipment of refining and chemicals segment in the amount of of RMB 10,220 million for the year ended December 31, 2017.

During the year ended December 31, 2017, certain CGUs of the Group suffered decline in operating performance, which management considered to be indicators of impairment.

When it is determined that indicators of impairment of the CGUs exist, management performs the impairment assessment of the property, plant and equipment of refining and chemicals segment allocated to each CGUs and compares the carrying value of the CGUs with its estimated recoverable amounts by preparing discounted cash flow forecast to determine if any impairment is required.

The preparation of a discounted cash flow forecast involves the exercise of significant management judgement, particularly in estimating forecast revenue, forecast production cost, expenses and in determining the discount rate applied.

Our audit procedures to assess impairment of property, plant and equipment of refining and chemicals segment included the following:
•

assessing management’s identification of CGUs, the allocation of assets to each CGU and assessing the methodology applied by management in the preparation of the discounted cash flow forecasts with reference to the requirements of the prevailing accounting standards;

•

evaluating the discounted cash flow forecast prepared by management by comparing data therein with the relevant data, including forecast revenue, forecast production cost and expenses, and by taking into account our understanding, experience and knowledge of the industry in general and the Group’s future business plan;

• comparing key financial data, including forecast revenue, production costs and expenses, in the discounted cash flow forecasts with the budgets approved by management;
•

engaging our internal valuation specialists to assist us in assessing whether the discount rates applied in the discounted cash flow forecasts were within the range adopted by other companies in the same industry;

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Key audit matters (continued)

Assessing impairment of property, plant and equipment of refining and chemicals segment (continued)

Refer to note 16 to the consolidated financial statements and the accounting policy 3(f) on pages 213.
The Key Audit Matter	How the matter was addressed in our audit

We identified assessing impairment of property, plant and equipment of refining and chemicals segment as a key audit matter because the impairment assessment prepared by management are complex and contain certain judgemental assumptions, in particular in respect of the forecast revenue, forecast production costs, expenses and the discount rates applied, which could be subject to management bias in their selection.

•   obtaining from management sensitivity analyses for the key assumptions adopted in the discounted cash flow forecast, including the forecast revenue, forecast production costs, expenses and the discount rates applied, and assessing the impact of changes in the key assumptions on the conclusions reached in the impairment assessment and whether there were any indicators of management bias; and

•   considering the disclosures in the consolidated financial statements in respect of the impairment assessment of property, plant and equipment of refining and chemicals segment and the key assumptions adopted with reference to the requirements of the prevailing accounting standards.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED) (established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (CONTINUED)

(established in the People’s Republic of China with limited liability)

Auditor’s responsibilities for the audit of the consolidated financial statements (continued)

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Ho Ying Man, Simon.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

March 22, 2018

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2017

(Amounts in millions)

	Notes	2017	2016
		RMB	RMB
REVENUE	6	2,015,890	1,616,903

OPERATING EXPENSES
Purchases, services and other		(1,285,716)	(959,640)
Employee compensation costs	8	(125,384)	(117,662)
Exploration expenses, including exploratory dry holes		(23,884)	(18,576)
Depreciation, depletion and amortisation		(237,375)	(218,147)
Selling, general and administrative expenses		(77,042)	(74,255)
Taxes other than income taxes	9	(198,022)	(189,608)
Other (expenses) / income, net		(745)	21,620

TOTAL OPERATING EXPENSES		(1,948,168)	(1,556,268)

PROFIT FROM OPERATIONS		67,722	60,635

FINANCE COSTS
Exchange gain		8,217	12,828
Exchange loss		(9,311)	(11,571)
Interest income		2,901	2,491
Interest expense	10	(22,408)	(23,348)

TOTAL NET FINANCE COSTS		(20,601)	(19,600)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	17	5,968	4,105

PROFIT BEFORE INCOME TAX EXPENSE	7	53,089	45,140
INCOME TAX EXPENSE	12	(16,296)	(15,768)

PROFIT FOR THE YEAR		36,793	29,372

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences		(431)	9,404
Fair value loss from available-for-sale financial assets, net of tax		(608)	(128)
Share of the other comprehensive (loss) / income of associates and joint ventures accounted for using the equity method		(326)	313

OTHER COMPREHENSIVE (LOSS) / INCOME, NET OF TAX		(1,365)	9,589

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		35,428	38,961

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		22,798	7,857
Non-controlling interests		13,995	21,515

		36,793	29,372

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		23,685	15,814
Non-controlling interests		11,743	23,147

		35,428	38,961

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.12	0.04

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2017

(Amounts in millions)

	Notes	2017	2016
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,702,813	1,739,545
Investments in associates and joint ventures	17	81,159	78,967
Available-for-sale financial assets	18	1,917	2,011
Advance operating lease payments	20	73,896	71,353
Intangible and other non-current assets	21	92,941	102,750
Deferred tax assets	31	26,724	20,360

TOTAL NON-CURRENT ASSETS		1,979,450	2,014,986

CURRENT ASSETS
Inventories	22	144,669	146,865
Accounts receivable	23	53,143	47,315
Prepayments and other current assets	24	72,014	77,583
Notes receivable	25	19,215	11,285
Time deposits with maturities over three months but within one year		13,344	686
Cash and cash equivalents	26	122,777	97,931

TOTAL CURRENT ASSETS		425,162	381,665

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	343,819	310,680
Income taxes payable		9,533	8,743
Other taxes payable		47,898	36,456
Short-term borrowings	28	175,417	143,384

TOTAL CURRENT LIABILITIES		576,667	499,263

NET CURRENT LIABILITIES		(151,505)	(117,598)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,827,945	1,897,388

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		712,437	711,197
Reserves	30	298,062	294,806

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,193,520	1,189,024
NON-CONTROLLING INTERESTS		187,799	183,711

TOTAL EQUITY		1,381,319	1,372,735

NON-CURRENT LIABILITIES
Long-term borrowings	28	289,858	372,887
Asset retirement obligations	32	131,546	125,392
Deferred tax liabilities	31	12,660	13,640
Other long-term obligations		12,562	12,734

TOTAL NON-CURRENT LIABILITIES		446,626	524,653

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,827,945	1,897,388

The accompanying notes are an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

(Amounts in millions)

	2017	2016
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year	36,793	29,372
Adjustments for:
Income tax expense	16,296	15,768
Depreciation, depletion and amortisation	237,375	218,147
Capitalised exploratory costs charged to expense	9,455	9,689
Safety fund reserve	327	1,614
Share of profit of associates and joint ventures	(5,968)	(4,105)
Provision for impairment of receivables, net	3,254	1,609
Write down in inventories, net	1,069	2,634
Impairment of available-for-sale financial assets	—	(2)
Impairment of other non-current assets	3,784	115
Loss on disposal of property, plant and equipment	4,939	7,972
Gain on disposal of other non-current assets	(108)	(37)
Gain on disposal of subsidiaries	(613)	(24,674)
Dividend income	—	(60)
Interest income	(2,901)	(2,491)
Interest expense	22,408	23,348
Changes in working capital:
Accounts receivable, prepayments and other current assets	(2,779)	5,281
Inventories	1,141	(22,638)
Accounts payable and accrued liabilities	65,229	16,825

CASH FLOWS GENERATED FROM OPERATIONS	389,701	278,367
Income taxes paid	(23,046)	(13,188)

NET CASH FLOWS FROM OPERATING ACTIVITIES	366,655	265,179

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the Year Ended December 31, 2017

(Amounts in millions)

	2017	2016
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(229,239)	(181,054)
Acquisition of investments in associates and joint ventures	(3,901)	(2,008)
Acquisition of available-for-sale financial assets	(16)	(400)
Prepayments on long-term operating leases	(3,928)	(2,586)
Acquisition of intangible assets and other non-current assets	(3,837)	(5,781)
Payments to non-controlling interests due to acquisition of subsidiaries	(1,106)	—
Proceeds from disposal of property, plant and equipment	1,146	2,127
Proceeds from disposal of other non-current assets	921	991
Interest received	2,227	2,079
Dividends received	7,181	10,505
(Increase)/ decrease in time deposits with maturities over three months	(12,994)	240

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(243,546)	(175,887)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(578,129)	(458,780)
Repayments of long-term borrowings	(195,984)	(285,519)
Interest paid	(19,590)	(19,276)
Dividends paid to non-controlling interests	(12,621)	(2,401)
Dividends paid to owners of the Company	(19,626)	(8,450)
Increase in short-term borrowings	601,862	460,478
Increase in long-term borrowings	128,390	247,429
Capital contribution from non-controlling interests	1,470	940
Decrease in other long-term obligations	(497)	(1,428)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(94,725)	(67,007)

TRANSLATION OF FOREIGN CURRENCY	(3,538)	2,873

Increase in cash and cash equivalents	24,846	25,158
Cash and cash equivalents at beginning of the year	97,931	72,773

Cash and cash equivalents at end of the year	122,777	97,931

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2017

(Amounts in millions)

	Attributable to owners of the Company				Non- controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2016	183,021	711,755	284,940	1,179,716	164,318	1,344,034

Profit for the year ended December 31,2016	—	7,857	—	7,857	21,515	29,372

Other comprehensive income for the year ended December 31, 2016	—	—	7,957	7,957	1,632	9,589

Special reserve-safety fund reserve	—	—	1,540	1,540	74	1,614

Dividends	—	(8,450)	—	(8,450)	(4,282)	(12,732)

Transaction with non-controlling interests in subsidiaries	—	—	224	224	(2,061)	(1,837)

Capital contribution from non-controlling interests	—	—	—	—	1,087	1,087

Other	—	35	145	180	1,428	1,608

Balance at December 31, 2016	183,021	711,197	294,806	1,189,024	183,711	1,372,735

Balance at January 1, 2017	183,021	711,197	294,806	1,189,024	183,711	1,372,735

Profit for the year ended December 31, 2017	—	22,798	—	22,798	13,995	36,793

Other comprehensive income / (loss) for the year ended December 31, 2017	—	—	887	887	(2,252)	(1,365)

Special reserve-safety fund reserve	—	—	178	178	149	327

Transfer to reserves	—	(1,929)	1,929	—	—	—

Dividends	—	(19,626)	—	(19,626)	(10,404)	(30,030)

Transaction with non-controlling interests in subsidiaries	—	—	289	289	649	938

Capital contribution from non-controlling interests	—	—	—	—	2,584	2,584

Other	—	(3)	(27)	(30)	(633)	(663)

Balance at December 31, 2017	183,021	712,437	298,062	1,193,520	187,799	1,381,319

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

1	ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中國石油天然氣集團公司 was renamed 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 38).

2	BASIS OF PREPARATION

The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRSs requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

3	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

A listing of the Group’s principal subsidiaries is set out in Note 19.

(b) Investments in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost.

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

A listing of the Group’s principal associates is shown in Note 17.

(c) Investments in joint ventures

Ventures are arrangements in which the Group with one or more parties have joint control, whereby the Group has rights to the net assets of the arrangements, rather than rights to their assets and obligations for their liabilities. The

Group’s interests in joint ventures are accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

A listing of the Group’s principal joint ventures is shown in Note 17.

(d) Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(e) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 38), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit or loss.

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.

(f) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost where it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following useful lives for depreciation purposes:

Buildings	8 - 40 years
Equipment and machinery	4 - 30 years
Motor vehicles	4 - 14 years
Other	5 - 12 years

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

(h) Intangible assets and goodwill

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(i) Financial assets

Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has principally loans and receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below.

Classification

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the date of the statement of financial position, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable and other receivables. The recognition methods for loans and receivables are disclosed in the respective policy notes.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the date of the statement of financial position. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments.

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of comprehensive income within “other income, net” in the period in which they arise.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.

(j) Leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.

Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights (excluding mineral properties) are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(k) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

(l) Accounts receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

(n) Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(o) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit or loss over the period of the borrowings.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(p) Taxation

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise consumption tax (Note 9), resource tax (Note 9), crude oil special gain levy, urban construction tax, education surcharges and business tax.

(q) Revenue recognition

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of value added taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.

The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.

(r) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(s) Research and development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(t) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans (“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(u) New accounting developments

(i) New and amended standards adopted by the Group

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2017 that would be expected to have a material impact on the Group.

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group.

IFRS 9 Financial Instruments (“IFRS 9”) published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments:Recognition and Measurement (“IAS 39”). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of this standard is expected to have an impact on the Group’s financial assets, but no impact on the Group’s financial liabilities. Under IFRS 9, the Group has designated equity investments classified as available-for-sale that are held for long-term strategic purpose as measured at fair value through other comprehensive income. Consequently, all fair value gains and losses will be recorded in other comprehensive income, no impairment losses will be recognised in profit or loss and no gains and losses will be reclassified to profit or loss on disposal.

IFRS 15 Revenue from contracts with customers (“IFRS 15”) establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.

IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. Based on the assessment of existing contracts with custormers, the Group does not expect the application of IFRS 15 to have a significant impact on its consolidated financial statements.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

IFRS 16 Lease (“IFRS 16”) introduces a single, on-balance lease sheet accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that apply IFRS 15 completed at or before the date of initial application of IFRS 16. The Group has started an initial assessment of the potential impact on its consolidated financial statements. So far, the most significant impact identified is that the Group will recognise new assets and liabilities for its operating leases of oil and gas stations and land use rights. In addition, the nature of expenses related to the operating leases will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. No significant impact on the consolidated financial statements is expected for the Group’s finance leases.

4	FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 28.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

(b) Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates is presented in Note 28.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2017 is 25.2% (December 31, 2016: 27.3%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2017 and 2016 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note 28.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.

(a) Estimation of oil and gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved oil and gas reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products, the operation costs, the product mix, production volumes and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognized in prior periods, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in future, the Group may either over or under recognize the impairment losses for certain assets.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

(d) Deferred income assests

According to the requirements of the competent tax authority, the Company paid income taxes of its branches in the eastern and western regions in aggregate. The tax losses recorded by the branches in the eastern region has given rise to deferred tax assets, which may be recoverable from future taxable profits generated by the branches in the eastern region. Any policy adjustments may increase or decrease the amount of tax expenses of the Company.

6	REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of revenue by segment is shown in Note 38.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

7	PROFIT BEFORE INCOME TAX EXPENSE

	2017	2016
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	42	60
Reversal of provision for impairment of receivables	37	62
Reversal of write down in inventories	49	75
Gain on disposal of investment in subsidiaries (i)	613	24,674

Charged
Amortisation of intangible and other assets	4,495	4,896
Auditors’ remuneration (ii)	53	53
Cost of inventories recognised as expense	1,560,361	1,217,131
Provision for impairment of receivables	3,291	1,671
Loss on disposal of property, plant and equipment	4,939	7,972
Operating lease expenses	20,073	19,027
Research and development expenses	12,323	11,227
Write down in inventories	1,118	2,709

(i)	On November 24, 2015, the Board of Directors approved the sale by CNPC Exploration and Development Co., Ltd. (“CNPC E&D”), one of the Company’s wholly-owned subsidiaries, of its 50% of equity interest in Trans-Asia Gas Pipeline Co., Ltd. to CNIC Corporation Limited for a consideration equivalent to RMB 14,671. CNPC E&D has closed the transaction in the second quarter of 2016. The gain is recorded as “Other (expenses) / income, net”.
(ii)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 52 paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services (2016: RMB 66).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

8	EMPLOYEE COMPENSATION COSTS

	2017	2016
	RMB	RMB
Wages, salaries and allowances	82,639	75,461
Social security costs	42,745	42,201

	125,384	117,662

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9	TAXES OTHER THAN INCOME TAXES

	2017	2016
	RMB	RMB
Consumption tax	142,708	140,268
Resource tax	18,000	14,472
Other	37,314	34,868

	198,022	189,608

10	INTEREST EXPENSE

	2017	2016
	RMB	RMB
Interest on
Bank loans	1,569	891
Other loans	17,394	19,910
Accretion expense (Note 32)	5,453	5,126
Less: Amounts capitalised	(2,008)	(2,579)

	22,408	23,348

Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such general borrowing cost was 4.28% per annum for the year ended December 31, 2017 (2016: 4.28% per annum).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2017 and 2016 are as follows:

	2017				2016
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Wang Yilin	—	—	—	—	—

Vice Chairmen:
Mr. Zhang Jianhua(i)	—	—	—	—	—
Mr. Wang Dongjin(ii)	—	696	127	823	774

Executive directors:
Mr. Zhao Zhengzhang(iii)	—	118	41	159	759
Mr. Hou Qijun(iii)	—	572	76	648	—

Non-executive directors:
Mr. Yu Baocai	—	—	—	—	—
Mr. Shen Diancheng(v)	—	—	—	—	—
Mr. Liu Yuezhen	—	—	—	—	—
Mr. Liu Hongbin(iv)	—	—	—	—	679
Mr. Duan Liangwei(v)	—	—	—	—	—
Mr. Qin Weizhong(v)	—	—	—	—	—
Mr. Chen Zhiwu(vi)	—	—	—	—	234
Mr. Richard H. Matzke(vi)	—	—	—	—	241
Mr. Lin Boqiang	250	—	—	250	281
Mr. Zhang Biyi	250	—	—	250	278
Ms. Elsie Leung Oi-sie(vi)	220	—	—	220	—
Mr. Tokuchi Tatsuhito(vi)	226	—	—	226	—
Mr. Simon Henry(vi)	213	—	—	213	—

	1,159	—	—	1,159	1,713

Supervisors:
Mr. Xu Wenrong(vii)	—	—	—	—	—
Mr. Guo Jinping(vii)	—	—	—	—	—
Mr. Zhang Fengshan	—	—	—	—	—
Mr. Li Qingyi(vii)	—	—	—	—	—
Mr. Jia Yimin(vii)	—	—	—	—	—
Mr. Jiang Lifu	—	—	—	—	—
Mr. Lu Yaozhong(vii)	—	—	—	—	—
Mr. Wang Liang(ix)	—	—	—	—	—
Mr. Yao Wei(viii)	—	—	—	—	469
Mr. Liu Hehe(viii)	—	—	—	—	352
Mr. Yang Hua(vii)	—	201	49	250	862
Mr. Fu Suotang(vii)	—	525	46	571	—
Mr. Li Jiamin	—	745	65	810	707
Mr. Liu Xianhua	—	671	62	733	528
Mr. Li Wendong	—	788	96	884	670

	—	2,930	318	3,248	3,588

	1,159	4,316	562	6,037	6,834

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(i)	Mr. Zhang Jianhua was elected as the vice chairman and non-executive director from October 28, 2016. (ii) Mr. Wang Dongjin also serves as the president and executive director.
(iii)	Mr. Hou Qijun was elected as the vice president and executive director, besides, Mr. Zhao Zhengzhang ceased being the executive director from June 8, 2017.
(iv)	Mr. Liu Hongbin ceased being the vice chairman and was transferred from the executive director to the non-executive director from October 28, 2016, besides, received no emoluments from the Company since the next day.
(v)	Mr. Shen Diancheng ceased being the non-executive director, and Mr. Duan Liangwei and Mr. Qin Weizhong were elected as the non-executive director from June 8, 2017.
(vi)	Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry were elected as the independent non-executive directors, besides, Mr. Chen Zhiwu and Mr. Richard H. Matzke ceased being the independent non-executive directors from June 8, 2017.
(vii)	Mr. Xu Wenrong ceased being the non-executive from June 8, 2017. Mr. Xu Wenrong was elected as the Chairman of the Supervisory Committee and Mr. Lu Yaozhong was elected as the supervisor, besides, Mr. Guo Jinping, Mr. Li Qingyi and Mr. Jia Yimin ceased being the supervisors from June 8, 2017. Mr. Fu Suotang were elected as the staff supervisor, besides, Mr. Yang Hua ceased being the staff supervisor from June 8, 2017.
(viii)	Mr. Yao Wei and Mr. Liu Hehe ceased being the staff supervisors from May 17, 2016.
(ix)	Mr. Wang Liang was elected as the supervisor from October 26, 2017.
(x)	The emoluments above are all pre-tax amounts.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2017. (2016: None of the directors and supervisors has waived their remuneration during the year ended December 31, 2016.)

The five highest paid individuals in the Company for the year ended December 31, 2017 include two supervisors whose emoluments are reflected in the analysis shown above and the note; and three senior managements whose allowances and other benefits were RMB 0.823, RMB 0.823 and RMB 0.732, respectively, and whose contribution to retirement benefit scheme were RMB 0.127, RMB 0.127 and RMB 0.127, respectively.

The five highest paid individuals in the Company for the year ended December 31, 2016 include two supervisors whose emoluments are reflected in the analysis shown above and the note; and three senior managements whose allowances and other benefits were RMB 0.783, RMB 0.783 and RMB 0.775, respectively, and whose contribution to retirement benefit scheme were RMB 0.122, RMB 0.122 and RMB 0.108, respectively.

During 2017 and 2016, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

12	INCOME TAX EXPENSE

	2017	2016
	RMB	RMB

Current taxes	23,835	19,762

Deferred taxes (Note 31)	(7,539)	(3,994)

	16,296	15,768

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2017	2016
	RMB	RMB

Profit before income tax expense	53,089	45,140

Tax calculated at a tax rate of 25%	13,272	11,285
Tax return true-up	1,275	1,887
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	693	1,797
Effect of preferential tax rate	(5,058)	(2,418)
Tax effect of income not subject to tax	(3,401)	(4,935)
Tax effect of expenses not deductible for tax purposes	9,515	8,152

Income tax expense	16,296	15,768

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 22,798 for the year ended December 31, 2017 (2016: RMB 7,857 ).

14	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2017 and 2016 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

15	DIVIDENDS

	2017	2016
	RMB	RMB

Interim dividends attributable to owners of the Company for 2017 (a)	12,676	—

Proposed final dividends attributable to owners of the Company for 2017 (b)	11,117	—

Interim dividends attributable to owners of the Company for 2016 (c)	—	3,899

Final dividends attributable to owners of the Company for 2016 (d)	—	6,957

	23,793	10,856

(a)	Interim dividends attributable to owners of the Company in respect of 2017 of RMB 0.06926 yuan per share amounting to a total of RMB 12,676 were paid on September 15, 2017 (A shares) and October 27, 2017 (H shares).
(b)	At the 1st meeting of the Board in 2018, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2017 of RMB 0.06074 yuan per share amounting to a total of RMB 11,117. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ended December 31, 2018 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2016 of RMB 0.02131 yuan per share amounting to a total of RMB 3,899 were paid on September 21, 2016 (A shares) and October 28, 2016 (H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2016 of RMB 0.03801 yuan per share amounting to a total of RMB 6,957 were paid on June 22, 2017 (A shares) and July 27, 2017 (H shares).
(e)	Final dividends attributable to owners of the Company in respect of 2015 of RMB 0.02486 yuan per share amounting to a total of RMB 4,550 were paid on June 8, 2016 (A shares) and July 14, 2016 (H shares).

16	PROPERTY, PLANT AND EQUIPMENT

Year Ended December 31, 2017	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	214,710	1,909,213	990,832	29,227	22,268	229,371	3,395,621

Additions	1,042	9,193	3,995	824	528	204,159	219,741

Transfers	13,913	124,257	75,284	—	10,506	(223,960)	—

Disposals or write offs	(3,280)	(21,746)	(11,061)	(1,032)	(441)	(9,455)	(47,015)

Currency translation differences	(278)	(9,588)	(1,039)	(29)	(230)	(242)	(11,406)

At end of the year	226,107	2,011,329	1,058,011	28,990	32,631	199,873	3,556,941

Accumulated depreciation and impairment
At beginning of the year	(85,323)	(1,063,500)	(469,475)	(19,467)	(11,971)	(6,340)	(1,656,076)

Charge for the year and others	(9,968)	(150,178)	(49,509)	(1,754)	(1,857)	—	(213,266)

Impairment charge	(659)	(3,961)	(10,300)	(3)	(2,715)	(309)	(17,947)

Disposals or write offs or transfers	2,075	11,426	9,663	921	(1,699)	3,664	26,050

Currency translation differences	110	6,472	532	7	12	(22)	7,111

At end of the year	(93,765)	(1,199,741)	(519,089)	(20,296)	(18,230)	(3,007)	(1,854,128)

Net book value

At end of the year	132,342	811,588	538,922	8,694	14,401	196,866	1,702,813

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Year Ended December 31, 2016	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	205,204	1,799,887	953,331	29,586	21,018	236,804	3,245,830

Additions	979	7,995	3,202	624	416	161,336	174,552

Transfers	10,644	109,171	40,216	—	965	(160,996)	—

Disposals or write offs	(2,573)	(23,047)	(6,781)	(1,027)	(267)	(9,689)	(43,384)

Currency translation differences	456	15,207	864	44	136	1,916	18,623

At end of the year	214,710	1,909,213	990,832	29,227	22,268	229,371	3,395,621

Accumulated depreciation and impairment
At beginning of the year	(76,904)	(929,554)	(421,315)	(18,619)	(10,740)	(3,793)	(1,460,925)

Charge for the year and others	(9,677)	(141,530)	(47,750)	(1,753)	(1,297)	—	(202,007)

Impairment charge	(63)	(711)	(5,494)	(1)	(15)	(2,218)	(8,502)

Disposals or write offs or transfers	1,469	15,536	5,501	930	219	6	23,661

Currency translation differences	(148)	(7,241)	(417)	(24)	(138)	(335)	(8,303)

At end of the year	(85,323)	(1,063,500)	(469,475)	(19,467)	(11,971)	(6,340)	(1,656,076)

Net book value

At end of the year	129,387	845,713	521,357	9,760	10,297	223,031	1,739,545

The impairment charge of the Group for the year ended December 31, 2017 amounted to RMB 17,947 (2016: RMB 8,502 primarily related to certain petrochemical and liquefied natural gas production facilities) primarily related to certain oil and gas properties and petrochemical production facilities. The impairment of these properties is mainly due to the higher production costs and operating costs and the crude oil price fluctuating at a low level. The carrying amount of these assets has been reduced to the recoverable amount.

When determining whether there are indications of impairment for oil and gas properties, the Group considers internal factors, mainly including the decline of production and reserve volumes at the late development stage of certain oil blocks and the significant drop in economic benefits of certain oil blocks resulted from the lower price of crude oil, and external factors, mainly including the significant drop in international prices of crude oil resulted from the imbalance of supply and demand of global crude oil. The Group performs the impairment tests on oil blocks with indications of impairment. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Group referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2017 and 2016.

	2017	2016
	RMB	RMB
At beginning of the year	21,421	20,177

Additions to capitalised exploratory well costs pending the determination of proved reserves	25,165	21,847

Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(14,288)	(10,914)

Capitalised exploratory well costs charged to expense	(9,455)	(9,689)

At end of the year	22,843	21,421

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2017	December 31, 2016
	RMB	RMB
One year or less	15,231	13,202

Over one year	7,612	8,219

Balance at December 31	22,843	21,421

RMB 7,612 at December 31, 2017 (December 31, 2016: RMB 8,219) of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

17	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarised financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, revenue, profit or loss and the interest held by the Group were as follows:

	Country of	Registered		Interest Held
Name	Incorporation	Capital	Principal Activities	Direct %	Indirect %

Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD 258 million	Production and sale of petroleum and petrochemical products	28.44	—

China Petroleum Finance Co., Ltd.	PRC	8,331	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	32.00	—

CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00

Arrow Energy Holdings Pty Ltd.	Australia	AUD 2	Exploration, development and sale of coal seam gas	—	50.00

Trans-Asia Gas Pipeline Co., Ltd.	PRC	5,000	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	—	50.00

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Dividends received and receivable from associates and joint ventures were RMB 7,034 in 2017 (2016: RMB 10,172 ).

In 2017, investments in associates and joint ventures of RMB 96 (2016: RMB 101) were disposed of, resulting in a gain of RMB 6 (2016: a loss of RMB 40).

In 2017, the share of profit and other comprehensive loss in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was RMB 3,235 (2016:RMB 2,738 ) and RMB 845 (2016: loss of RMB

204), respectively.

Interest in Associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	32.00	32.00	49.00	49.00

Current assets	5,326	3,597	169,389	148,916	9,386	9,192

Non-current assets	4,141	4,373	309,481	270,507	2,764	2,166

Current liabilities	12,108	8,329	394,064	332,923	6,097	5,594

Non-current liabilities	333	5,217	24,977	29,998	1	1

Net (liabilities) / assets	(2,974)	(5,576)	59,829	56,502	6,052	5,763

Group’s share of net assets	—	—	19,145	18,080	2,965	2,824

Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	19,494	18,429	2,965	2,824

Summarised statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2017	2016	2017	2016	2017	2016
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	27,716	19,029	8,520	8,555	654	563

Profit for the year	2,602	1,475	7,286	7,524	364	302

Other comprehensive (loss) / income	—	—	(1,395)	655	1	2

Total comprehensive income	2,602	1,475	5,891	8,179	365	304

Group’s share of total comprehensive income	—	—	1,885	3,628	179	149

Dividends received by the Group	—	—	815	7,203	27	—

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Interest in Joint Ventures

Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans-Asia Gas Pipeline Co., Ltd.
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00

Non-current assets	1,942	1,974	25,429	32,733	31,527	27,009

Current assets	6,449	6,453	540	708	3,957	4,045

Including: cash and cash equivalents	1,277	1,461	91	368	3,955	4,025

Non-current liabilities	232	749	21,569	25,308	2,100	2,100

Including: Non-current financial liabilities excluding trade and other payables and provisions	—	500	17,890	16,304	2,100	2,100

Current liabilities	5,309	4,902	583	690	343	414

Including: Current financial liabilities excluding trade and other payables and provisions	1,894	1,188	192	316	—	—

Net assets	2,850	2,776	3,817	7,443	33,041	28,540

Net assets attributable to owners of the Company	2,630	2,528	3,817	7,443	33,041	28,540

Group’s share of net assets	1,315	1,264	1,909	3,722	16,521	14,270

Elimination of unrealised profit	—	—	—	—	—	—

Elimination of transactions with the Group	—	—	(52)	(45)	—	—

Carrying amount of interest in joint ventures	1,315	1,264	1,857	3,677	16,521	14,270

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		Trans Asia Gas Pipeline Co., Ltd.
	2017	2016	2017	2016	2017	From the closing date to Dec 31, 2016
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	31,770	23,336	1,449	1,135	16	84

Depreciation, depletion and amortisation	(93)	(92)	(883)	(624)	(3)	(3)

Interest income	12	9	2	5	65	55

Interest expense	(39)	(45)	(1,300)	(1,307)	(43)	(32)

Income tax expense	(44)	(47)	—	—	—	(1)

Net profit / (loss)	116	101	(5,518)	(3,718)	5,846	88

Total comprehensive income / (loss)	87	171	(3,445)	(3,402)	5,736	194

Total comprehensive income / (loss) by share	43	68	(1,723)	(1,701)	2,868	97

Elimination of unrealised profit	—	—	—	—	(617)	(354)

Group’s share of total comprehensive income / (loss)	43	68	(1,723)	(1,701)	2,251	(257)

Dividends received by the Group	—	9	—	—	—	—

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2017	December 31, 2016
	RMB	RMB
Available-for-sale financial assets	2,251	2,348

Less: Impairment losses	(334)	(337)

	1,917	2,011

Available-for-sale financial assets comprise principally unlisted equity securities and bonds.

In 2017, available-for-sale financial assets of RMB 12 (2016: RMB 176) were disposed of, resulting in the realisation of a gain of RMB 11 (2016: RMB 184).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

19	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest%	Voting Rights%	Principal Activities

Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited (i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HKD 7,592million	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oil sands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	18,096	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Pipelines Co., Ltd.	PRC	80,000	Limited liability company	72.26	72.26	Oil and gas pipeline transportation, investment holding, import and export of goods, agency of import and export, import and export of technology, technology promotion service, professional contractor, main contractor

(i)	The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	72.26	72.26

Current assets	24,722	26,489	2,882	19,193

Non-current assets	133,328	134,510	232,842	235,023

Current liabilities	13,273	15,504	6,059	26,186

Non-current liabilities	13,211	11,648	8,408	12,344

Net assets	131,566	133,847	221,257	215,686

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB
Revenue	37,304	28,196	43,627	41,794

Profit from continuing operations	3,696	24,153	17,891	20,420

Total comprehensive (loss) / income	(1,050)	30,391	17,891	20,420

Profit attributable to non-controlling interests	2,390	12,414	4,963	5,664

Dividends paid to non-controlling interests	1,420	444	3,569	—

Summarised statement of cash flows is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Pipelines Co., Ltd.
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB
Net cash inflow from operating activities	18,545	9,053	31,160	30,270

Net cash (outflow) / inflow from investing activities	(12,304)	(18,036)	2,869	14,799

Net cash outflow from financing activities	(4,296)	(2,248)	(36,190)	(47,624)

Effect of foreign exchange rate changes on cash and cash equivalents	(2,183)	748	—	—

Net decrease in cash and cash equivalents	(238)	(10,483)	(2,161)	(2,555)

Cash and cash equivalents at the beginning of the year	18,220	28,703	2,309	4,864

Cash and cash equivalents at the end of the year	17,982	18,220	148	2,309

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

20	ADVANCE OPERATING LEASE PAYMENTS

	December 31, 2017	December 31, 2016
	RMB	RMB
Land use rights	55,095	53,653
Advance lease payments	18,801	17,700

	73,896	71,353

Advance operating lease payments are amortised over the related lease terms using the straight-line method.

21	INTANGIBLE AND OTHER NON-CURRENT ASSETS

	December 31, 2017			December 31, 2016
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	7,476	(5,620)	1,856	7,237	(5,219)	2,018

Computer software	10,638	(7,749)	2,889	9,614	(6,790)	2,824

Goodwill (i)	45,643	(3,709)	41,934	46,097	—	46,097

Other	20,128	(7,207)	12,921	19,134	(6,294)	12,840

Intangible assets	83,885	(24,285)	59,600	82,082	(18,303)	63,779

Other assets			33,341			38,971

			92,941			102,750

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company, Petroineos Trading Limited and PetroChina United Pipelines Co., Ltd., completed in 2009, 2011 and 2015, respectively. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, the impairment charge of the Group for the year ended December 31, 2017 amounted to RMB 3,709(2016:RMB Nil) primarily related to goodwill of PetroChina United Pipelines Co., Ltd

22	INVENTORIES

	December 31, 2017	December 31, 2016
	RMB	RMB

Crude oil and other raw materials	48,936	55,371
Work in progress	12,811	10,336
Finished goods	83,908	84,473
Spare parts and consumables	170	51

	145,825	150,231
Less: Write down in inventories	(1,156)	(3,366)

	144,669	146,865

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

23	ACCOUNTS RECEIVABLE

	December 31, 2017	December 31, 2016
	RMB	RMB

Accounts receivable	57,914	49,338
Less: Provision for impairment of receivables	(4,771)	(2,023)

	53,143	47,315

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB

Within 1 year	51,051	43,686
Between 1 and 2 years	1,203	2,744
Between 2 and 3 years	379	437
Over 3 years	510	448

	53,143	47,315

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	2017	2016
	RMB	RMB

At beginning of the year	2,023	523
Provision for impairment of accounts receivable	2,813	1,633
Receivables written off as uncollectible	(58)	(97)
Reversal of provision for impairment of accounts receivable	(7)	(36)

At end of the year	4,771	2,023

24	PREPAYMEMTS AND OTHER CURRENT ASSETS

	December 31, 2017	December 31, 2016
	RMB	RMB

Other receivables	16,535	13,206
Advances to suppliers	10,384	16,505

	26,919	29,711
Less: Provision for impairment	(2,824)	(2,386)

	24,095	27,325
Value-added tax to be deducted	39,203	36,010
Prepaid expenses	951	954
Other current assets	7,765	13,294

	72,014	77,583

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

25	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 2.18% per annum for the year ended December 31, 2017 (2016: 1.36% per annum).

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2017	December 31, 2016
	RMB	RMB

Trade payables	103,201	80,606

Advances from customers	67,176	60,590

Salaries and welfare payable	6,955	5,396

Accrued expenses	213	123

Dividends payable by subsidiaries to non-controlling shareholders	139	2,356

Interest payable	3,910	4,536

Construction fee and equipment cost payables	121,313	118,011

Loans borrowed from related parties	—	1,432

Other	40,912	37,630

	343,819	310,680

Other consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB

Within 1 year	94,996	74,450
Between 1 and 2 years	4,241	3,293
Between 2 and 3 years	1,894	944
Over 3 years	2,070	1,919

	103,201	80,606

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

28	BORROWINGS

	December 31, 2017	December 31, 2016
	RMB	RMB

Short-term borrowings excluding current portion of long-term borrowings	93,881	71,969

Current portion of long-term borrowings	81,536	71,415

	175,417	143,384

Long-term borrowings	289,858	372,887

	465,275	516,271

Borrowings of the Group of RMB 45,463 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2017 (December 31, 2016: RMB 65,692 ).

The Group’s borrowings include secured liabilities totaling RMB 2,829 at December 31, 2017 (December 31, 2016: RMB 251).

	December 31, 2017	December 31, 2016
	RMB	RMB

Total borrowings:
- interest free	130	145
- at fixed rates	253,369	282,822
- at floating rates	211,776	233,304

	465,275	516,271

Weighted average effective interest rates:
- bank loans	2.42%	1.86%
- corporate debentures	3.62%	3.81%
- medium-term notes	3.81%	3.86%
- other loans	3.87%	3.77%

The borrowings by major currency at December 31, 2017 and December 31, 2016 are as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB

RMB	332,383	372,111
US Dollar	124,312	136,829
Other currency	8,580	7,331

	465,275	516,271

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 343,707 (December 31, 2016: RMB 438,805) at December 31, 2017. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from -0.24% to 6.04% per annum as of December 31, 2017 (December 31, 2016: -0.09% to 4.90% per annum) depending on the type of the borrowings.

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	December 31, 2017	December 31, 2016
	RMB	RMB
Within 1 year	189,050	160,572
Between 1 and 2 years	69,159	102,096
Between 2 and 5 years	191,879	209,653
After 5 years	70,179	106,879

	520,267	579,200

Reconcilation of movements of borrowings to cash flows arising from financing activities:

Borrowings
RMB
At 1 January 2017	516,271
Changes from financing cash flows:
Increase in borrowings	730,252
Repayments of borrowings	(773,940)
Other borrowing costs paid	(173)

Total changes from financing cash flows	(43,861)

Exchange adjustments	(7,135)

At 31 December 2017	465,275

29	SHARE CAPITAL

	December 31, 2017	December 31, 2016
	RMB	RMB
Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

On September 1, 2005, the Company issued an additional 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

On October 31, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

30	RESERVES AND RETAINED EARNINGS

(a) Reserves

	Group		Company
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB

Capital Reserve
Beginning balance	133,308	133,308	130,681	130,681

Ending balance	133,308	133,308	130,681	130,681

Statutory Common Reserve Fund (a)
Beginning balance	186,840	186,840	175,748	175,748
Transfer from retained earnings	1,929	—	1,929	—

Ending balance	188,769	186,840	177,677	175,748

Special Reserve-Safety Fund Reserve
Beginning balance	13,188	11,648	7,792	7,350
Safety fund reserve	178	1,540	(289)	442

Ending balance	13,366	13,188	7,503	7,792

Currency Translation Differences
Beginning balance	(29,294)	(37,066)	—	—
Currency translation differences	1,249	7,772	—	—

Ending balance	(28,045)	(29,294)	—	—

Other Reserves
Beginning balance	(9,236)	(9,790)	(5,911)	(6,214)
Equity transaction with non-controlling interests	289	224	—	—
Acquisition of subsidiaries	(1)	(259)	—	—
Fair value (loss) / gain on available-for-sale financial assets	(36)	(128)	16	(45)
Share of the other comprehensive (loss) / income of associates and joint ventures accounted for using the equity method	(326)	313	(447)	300
Other	(26)	404	(1)	48

Ending balance	(9,336)	(9,236)	(6,343)	(5,911)

	298,062	294,806	309,518	308,310

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2017, the Company’s distributable reserve amounted to RMB 572,252 (December 31, 2016: RMB 574,536 ).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(b) The Company’s retained earnings

	2017	2016
	RMB	RMB
At beginning of the year	583,627	607,474
Total comprehensive income for the year	19,295	(15,597)
Transfer to reserves	(1,929)	—
Dividends	(19,626)	(8,450)
Other	(18)	200

At end of the year	581,349	583,627

31	DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	2017	2016
	RMB	RMB
At beginning of the year	(6,720)	(3,807)
Transfer to profit and loss (Note 12)	(7,539)	(3,994)
Credit to other comprehensive income	195	1,081

At end of the year	(14,064)	(6,720)

Deferred tax balances before offset are attributable to the following items:

	December 31, 2017	December 31, 2016
	RMB	RMB
Deferred tax assets:
Receivables and inventories	10,387	7,786
Tax losses	27,911	30,438
Impairment of long-term assets	9,712	7,551
Other	7,613	7,184

Total deferred tax assets	55,623	52,959

Deferred tax liabilities:
Accelerated tax depreciation	27,539	32,639
Other	14,020	13,600

Total deferred tax liabilities	41,559	46,239

Net deferred tax assets	14,064	6,720

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Tax losses that can be carried forward to future years include deferred tax assets arising from the losses of the branches in the eastern region. The tax expenses of its branches in the eastern and western regions were paid in aggregate according to the requirements of the competent tax authority.

Deferred tax balances after offset are listed as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB
Deferred tax assets	26,724	20,360
Deferred tax liabilities	12,660	13,640

32	ASSET RETIREMENT OBLIGATIONS

	2017	2016
	RMB	RMB
At beginning of the year	125,392	117,996
Liabilities incurred	2,981	2,942
Liabilities settled	(2,012)	(843)
Accretion expense (Note 10)	5,453	5,126
Currency translation differences	(268)	171

At end of the year	131,546	125,392

Asset retirement obligations relate to oil and gas properties (Note 16).

33	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2017 amounted to RMB 16,010 (2016: RMB 16,184 ).

34	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2017 and 2016, the Group did not guarantee related parties or third parties any significant borrowings or others.

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(c) Legal contingencies

During the reporting period, the Group has complied with domestic and overseas significant laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

35	COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31,

2017 and 2016 under non-cancellable operating leases are as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB
No later than 1 year	11,519	10,108
Later than 1 year and no later than 5 years	37,033	30,757
Later than 5 years	180,833	148,961

	229,385	189,826

(b) Capital commitments

At December 31, 2017, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 70,563 (December 31, 2016: RMB 59,664 ).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 609 for the year ended December 31, 2017 (2016: RMB 639 ).

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

According to the current policy, estimated annual payments for the next five years are as follows:

	December 31, 2017	December 31, 2016
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

36	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2017		2016
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%
China Petroleum & Chemical Corporation	65,767	3	39,481	2
CNPC and its fellow subsidiaries	92,173	5	91,094	6

	157,940	8	130,575	8

37	RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a limited liability company directly controlled by the PRC government.

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the

Group which were carried out in the ordinary course of business, are as follows:

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 28, 2014 for a period of three years which took effect on January 1, 2015. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2011. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 24, 2017 for a period of three years which took effect on January 1, 2018. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2014.

•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 113,306 for the year ended December 31, 2017 (2016: RMB 104,034 ).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 6,160 for the year ended December 31, 2017 (2016: RMB 5,053 ).

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 338,178 for the year ended December 31, 2017 (2016: RMB 292,168 ).

•	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,643 for the year ended December 31, 2017 (2016: RMB 1,058 ).

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows:

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

	December 31, 2017	December 31, 2016
	RMB	RMB
Accounts receivable	10,219	6,657
Prepayments and other receivables	8,987	9,123
Other current assets	5,794	4,486
Other non-current assets	14,848	11,084
Accounts payable and accrued liabilities	66,001	64,772
Other non-current liabilities	3,053	3,755

•	Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 424 for the year ended December 31, 2017 (2016: RMB 224). The balance of deposits at December 31, 2017 was RMB 25,903 (December 31, 2016: RMB 32,626 ).

•	Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 11,021 for the year ended December 31, 2017 (2016: RMB 12,139 ).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2017 were RMB 208,395 (December 31, 2016: RMB 255,285 ).

•	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 835 for the year ended December 31, 2017 (2016: RMB 819).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company’s operating needs and by reference to market price every three years. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 28, 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777 million square metres with rental payable (exclusive of tax and government charges) adjusted to no more than RMB 4,831 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2015. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 24, 2017, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,773 million square metres with annual rental payable (exclusive of tax and government charges) adjusted to no more than RMB 5,783 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2018.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. The Company and CNPC each issued a confirmation letter to the Building Leasing Contract on August 28, 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,179,586 square metres with rental payable adjusted to approximately RMB 708 in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter shall be effective from January 1, 2015. On August 24, 2017, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect on January 1, 2018. Under this contract, buildings covering an aggregate area of 1,152,968 square meters were leased at annual rental payable approximately RMB 730. The Revised Building Leasing Contract will expire at Dec 31, 2037. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

(b) Key management compensation

	2017	2016
	RMB’000	RMB’000
Emoluments and other benefits	11,779	12,549
Contribution to retirement benefit scheme	1,645	1,712

	13,424	14,261

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but is not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

38	SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The segment information for the operating segments for the years ended December 31, 2017 and 2016 are as follows:

Year Ended December 31, 2017	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	505,430	707,804	1,660,456	295,786	2,057	3,171,533
Less: intersegment sales	(409,303)	(535,515)	(179,692)	(30,476)	(657)	(1,155,643)

Revenue from external customers	96,127	172,289	1,480,764	265,310	1,400	2,015,890

Depreciation, depletion and amortisation	(169,484)	(32,319)	(12,734)	(21,146)	(1,692)	(237,375)

Profit / (loss) from operations	15,475	39,961	8,279	15,688	(11,681)	67,722

Finance costs:
Exchange gain						8,217
Exchange loss						(9,311)
Interest income						2,901
Interest expense						(22,408)

Total net finance costs						(20,601)

Share of profit / (loss) of associates and joint ventures	1,716	(89)	1,501	279	2,561	5,968

Profit before income tax expense						53,089
Income tax expense						(16,296)

Profit for the year						36,793

Segment assets	1,211,912	318,299	397,813	519,249	1,357,803	3,805,076
Other assets						26,724
Investments in associates and joint ventures	39,517	1,375	11,938	5,534	22,795	81,159
Elimination of intersegment balances (a)						(1,508,347)

Total assets						2,404,612

Capital expenditures	161,997	17,705	10,982	24,529	1,014	216,227

Segment liabilities	525,085	79,989	199,340	120,244	589,460	1,514,118
Other liabilities						70,091
Elimination of intersegment balances (a)						(560,916)

Total liabilities						1,023,293

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Year Ended December 31, 2016	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	412,484	582,510	1,301,616	247,477	2,197	2,546,284
Less: intersegment sales	(335,716)	(438,853)	(126,344)	(27,784)	(684)	(929,381)

Revenue from external customers	76,768	143,657	1,175,272	219,693	1,513	1,616,903

Depreciation, depletion and amortisation	(155,192)	(25,475)	(12,891)	(22,743)	(1,846)	(218,147)

Profit / (loss) from operations	3,148	39,026	11,048	17,885	(10,472)	60,635

Finance costs:
Exchange gain						12,828
Exchange loss						(11,571)
Interest income						2,491
Interest expense						(23,348)

Total net finance costs						(19,600)

Share of (loss) / profit of associates and joint ventures	(158)	13	552	204	3,494	4,105

Profit before income tax expense						45,140
Income tax expense						(15,768)

Profit for the year						29,372

Segment assets	1,260,009	324,357	384,123	546,485	1,434,141	3,949,115
Other assets						25,766
Investments in associates and joint ventures	42,398	1,262	10,455	3,305	21,547	78,967
Elimination of intersegment balances (a)						(1,657,197)

Total assets						2,396,651

Capital expenditures	130,248	12,847	7,983	20,340	968	172,386

Segment liabilities	536,284	124,076	183,159	150,855	668,353	1,662,727
Other liabilities						58,839
Elimination of intersegment balances (a)						(697,650)

Total liabilities						1,023,916

Geographical information

	Revenue		Non-current assets (b)
	2017	2016	December 31, 2017	December 31, 2016
	RMB	RMB	RMB	RMB
Mainland China	1,294,516	1,101,055	1,711,605	1,739,351
Other	721,374	515,848	239,204	253,264

	2,015,890	1,616,903	1,950,809	1,992,615

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

39	COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

	Notes		2017	2016
			RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment			1,016,776	1,032,025
Investments in associates and joint ventures			32,352	27,399
Available-for-sale financial assets			1,319	1,298
Subsidiaries			355,358	355,358
Advance operating lease payments			57,763	55,397
Intangible and other non-current assets			26,441	29,949
Deferred tax assets			23,365	17,259

TOTAL NON-CURRENT ASSETS			1,513,374	1,518,685

CURRENT ASSETS
Inventories			94,439	96,982
Accounts receivable			9,293	7,637
Prepaid expenses and other current assets			63,329	102,969
Notes receivable			9,794	8,356
Cash and cash equivalents			44,432	15,201

TOTAL CURRENT ASSETS			221,287	231,145

CURRENT LIABILITIES
Accounts payable and accrued liabilities			193,165	188,188
Other taxes payable			41,312	30,908
Short-term borrowings			148,592	95,810

TOTAL CURRENT LIABILITIES			383,069	314,906

NET CURRENT LIABILITIES			(161,782)	(83,761)

TOTAL ASSETS LESS CURRENT LIABILITIES			1,351,592	1,434,924

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings	30	(b)	581,349	583,627
Reserves	30	(a)	309,518	308,310

TOTAL EQUITY			1,073,888	1,074,958

NON-CURRENT LIABILITIES
Long-term borrowings			179,299	265,625
Asset retirement obligations			92,137	88,006
Other long-term obligations			6,268	6,335

TOTAL NON-CURRENT LIABILITIES			277,704	359,966

TOTAL EQUITY AND NON-CURRENT LIABILITIES			1,351,592	1,434,924

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

40	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 22, 2018 and will be submitted to shareholders for approval at the annual general meeting to be held on June 5, 2018.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

Proved Oil and Gas Reserve Estimates

Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:

a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2017 and 2016 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

	Crude Oil and Condensate	Natural Gas	Total – All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves

The Group

Reserves at December 31, 2015	8,521	77,525	21,442

Changes resulting from:

Revisions of previous estimates	(747)	(308)	(799)

Improved recovery	93	—	93

Extensions and discoveries	492	4,770	1,287

Production	(921)	(3,275)	(1,467)

Reserves at December 31, 2016	7,438	78,712	20,556

Changes resulting from:

Revisions of previous estimates	486	(1,751)	195

Improved recovery	98	—	98

Extensions and discoveries	346	3,350	905

Production	(887)	(3,423)	(1,458)

Reserves at December 31, 2017	7,481	76,888	20,296

Proved developed reserves at:

December 31, 2016	5,176	40,664	11,953

December 31, 2017	5,593	39,243	12,133

Proved undeveloped reserves at:

December 31, 2016	2,262	38,048	8,603

December 31, 2017	1,888	37,645	8,163

Equity method investments

Share of proved developed and undeveloped reserves of associates and joint ventures

December 31, 2016	504	348	562

December 31, 2017	395	372	457

At December 31, 2017, total proved developed and undeveloped reserves of the Group and equity method investments is 20,753 million barrels of oil equivalent (December 31, 2016: 21,118 million barrels of oil equivalent), comprising 7,876 million barrels of crude oil and condensate (December 31, 2016: 7,942 million barrels) and 77,260 billions of cubic feet of natural gas (December 31, 2016: 79,060 billions of cubic feet).

At December 31, 2017, 6,622 million barrels (December 31, 2016: 6,341 million barrels) of crude oil and condensate and 74,702 billion cubic feet (December 31, 2016: 76,245 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 859 million barrels (December 31, 2016: 1,097 million barrels) of crude oil and condensate and 2,186 billion cubic feet (December 31, 2016: 2,467 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Capitalised Costs

	December 31, 2017	December 31, 2016
	RMB	RMB
The Group
Property costs and producing assets	1,604,141	1,519,124
Support facilities	407,188	390,089
Construction-in-progress	101,067	100,114

Total capitalised costs	2,112,396	2,009,327
Accumulated depreciation, depletion and amortisation	(1,199,741)	(1,063,500)

Net capitalised costs	912,655	945,827

Equity method investments
Share of net capitalised costs of associates and joint ventures	25,837	28,999

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2017
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Exploration costs	31,585	984	32,569

Development costs	110,104	18,596	128,700

Total	141,689	19,580	161,269

Equity method investments

Share of costs of property acquisition, exploration and development of associates and joint ventures	—	2,503	2,503

	2016
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Exploration costs	28,413	685	29,098

Development costs	83,785	13,870	97,655

Total	112,198	14,555	126,753

Equity method investments

Share of costs of property acquisition, exploration and development of associates and joint ventures	—	1,990	1,990

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2017 and 2016 are presented below. “Revenue” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2017
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Revenue

Sales to third parties	39,588	39,330	78,918

Inter-segment sales	305,336	5,082	310,418

	344,924	44,412	389,336

Production costs excluding taxes	(112,182)	(7,830)	(120,012)

Exploration expenses	(16,732)	(7,152)	(23,884)

Depreciation, depletion and amortisation	(135,703)	(18,436)	(154,139)

Taxes other than income taxes	(20,624)	(3,534)	(24,158)

Accretion expense	(5,212)	(241)	(5,453)

Income taxes	(12,098)	(3,667)	(15,765)

Results of operations from producing activities	42,373	3,552	45,925

Equity method investments

Share of profit for producing activities of associates and joint ventures	—	2,050	2,050

Total of the Group and equity method investments results of operations for producing activities	42,373	5,602	47,975

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

	2016
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Revenue

Sales to third parties	32,674	33,033	65,707

Inter-segment sales	245,091	2,898	247,989

	277,765	35,931	313,696

Production costs excluding taxes	(110,977)	(7,233)	(118,210)

Exploration expenses	(17,952)	(624)	(18,576)

Depreciation, depletion and amortisation	(123,268)	(18,973)	(142,241)

Taxes other than income taxes	(16,056)	(3,133)	(19,189)

Accretion expense	(4,930)	(196)	(5,126)

Income taxes	(2,150)	(1,161)	(3,311)

Results of operations from producing activities	2,432	4,611	7,043

Equity method investments

Share of profit for producing activities of associates and joint ventures	—	649	649

Total of the Group and equity method investments results of operations for producing activities	2,432	5,260	7,692

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December

31, 2017 and 2016 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December

31, 2017 and 2016 is as follows:

RMB
The Group
At December 31, 2017
Future cash inflows	5,287,272
Future production costs	(1,909,890)
Future development costs	(571,125)
Future income tax expense	(594,085)

Future net cash flows	2,212,172
Discount at 10% for estimated timing of cash flows	(1,187,646)

Standardised measure of discounted future net cash flows	1,024,526

RMB
The Group
At December 31, 2016
Future cash inflows	4,585,822
Future production costs	(1,896,044)
Future development costs	(553,558)
Future income tax expense	(447,997)

Future net cash flows	1,688,223
Discount at 10% for estimated timing of cash flows	(931,412)

Standardised measure of discounted future net cash flows	756,811

At December 31, 2017, RMB 979,330 (December 31, 2016: RMB 731,206) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 45,196 (December

31, 2016: RMB 25,605) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and joint ventures:

December 31, 2017	17,345
December 31, 2016	13,550

PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
	RMB	RMB
The Group
Beginning of the year	756,811	1,061,375
Sales and transfers of oil and gas produced, net of production costs	(232,387)	(167,108)
Net changes in prices and production costs and other	367,132	(370,257)
Extensions, discoveries and improved recovery	77,249	81,248
Development costs incurred	38,613	32,918
Revisions of previous quantity estimates	14,555	(61,816)
Accretion of discount	76,860	113,324
Net change in income taxes	(74,307)	67,127

End of the year	1,024,526	756,811

CORPORATE INFORMATION

Board of Directors

Chairman:	Wang Yilin

Vice Chairman and Non-executive Director:	Zhang Jianhua

Vice Chairman, Executive Director and President:	Wang Dongjin

Executive Director and Vice President:	Hou Qijun

Non-executive Directors:	Yu Baocai	Liu Yuezhen	Liu Hongbin

	Duan Liangwei	Qin Weizhong

Independent Non-executive Directors:	Lin Boqiang	Zhang Biyi	Elsie Leung Oi-sie

	Tokuchi Tatsuhito	Simon Henry

Secretary to the Board of Directors:	Wu Enlai

Supervisory Committee

Chairman:	Xu Wenrong

Supervisors:	Zhang Fengshan	Jiang Lifu	Lu Yaozhong

	Wang Liang	Fu Suotang	Li Jiamin

	Liu Xianhua	Li Wendong

Other Senior Management

	Sun Longde	Lin Aiguo	Wu Enlai

	Tian Jinghui	Chai Shouping	Ling Xiao

	Yang Jigang	Wang Zhongcai

Authorised Representatives

	Liu Yuezhen	Wu Enlai

Auditors
Overseas Auditors	Domestic Auditors
KPMG	KPMG Huazhen LLP
8th Floor, Prince’s Building	8th Floor, KPMG Tower, Oriental Plaza
10 Chater Road	1 East Chang An Avenue
Central, Hong Kong	Beijing, PRC

Legal Advisers to the Company

as to Hong Kong law:	as to United States law:
Freshfields Bruckhaus Deringer	Shearman & Sterling
3705 China World Office Two	12th Floor, Gloucester Tower
1 Jianguomenwai Avenue	The Landmark
Beijing	15 Queen’s Road
Central,
Hong Kong
as to PRC law:
King & Wood Mallesons 20/F, East Tower , World Financial Center
No.1 East 3rd Ring Middle Road
Chaoyang District
Beijing 100020
PRC

Hong Kong Representative Office

Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited
Rooms 1712-16, 17th Floor,
Hopewell Centre, 183 Queen’s Road East
Hong Kong

Principal Bankers
Industrial and Commercial Bank of China,	Bank of China, Head Office
Head Office	1 Fuxingmennei Avenue
55 Fuxingmennei Avenue	Xicheng District
Xicheng District	Beijing, PRC
Beijing, PRC

China Construction Bank	China Development Bank Corporation
25 Finance Street Xicheng District Beijing, PRC	Limited
29 Fuchengmenwai Avenue
Xicheng District
Beijing, PRC

Bank of Communications, Beijing Branch	CITIC Bank Corporation Limited,
Tongtai Mansion, 33 Finance Street	Sales Department of Head Office
Xicheng District	A27 Finance Street
Beijing, PRC	Xicheng District
Beijing, PRC

Agricultural Bank of China Limited, Head Office
23A Fuxing Road
Haidian District
Beijing, PRC

Depository

BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Publications

As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before April 30, 2018. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited
No. 9 Dongzhimen North Street, Dongcheng District
Beijing 100007
PRC
Tel: 86(10) 5998 6270
Fax: 86(10) 6209 9557

Hong Kong	PetroChina Company Limited
Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Tel: (852) 2899 2010
Fax: (852) 2899 2390

USA	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
Calling from within the US (toll-free): 1-888-BNY-ADRS
International call: 1-201-680-6825
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.

Investment Information for Reference

Please contact our Hong Kong Representative Office for other information about the Company.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing and Shanghai Stock Exchange upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association:

1. The original of the annual report for 2017 signed by the Chairman of the Company.

2. The financial statements under the hand and seal of Mr. Wang Yilin, Chairman of the Company, Mr. Wang Dongjin, Vice Chairman and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company.

3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.

5. The original copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.

6. The Articles of Association.

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2017 and concluded that this annual report truly, objectively and completely represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the Directors and senior management:

Wang Yilin	Zhang Jianhua	Wang Dongjin	Yu Baocai	Liu Yuezhen

Liu Hongbin	Hou Qijun	Duan Liangwei	Qin Weizhong	Lin Boqiang

Zhang Biyi	Elsie Leung Oi-sie	Tokuchi Tatsuhito	Simon Henry	Sun Longde

Lin Aiguo	Wu Enlai	Tian Jinghui	Chai Shouping	Ling Xiao

Yang Jigang	Wang Zhongcai

March 22, 2018

This annual report is published in English and Chinese.

In the event of any inconsistency between the two versions, the Chinese version shall prevail.

PetroChina

This report is printed on recycled paper made in the People's Republic of China.